Exhibit 99.2

Ferroglobe PLC

Annual Report and Accounts 2018

Company Registration No. 9425113

Ferroglobe PLC

Report and Financial Statements

Period ended 31 December 2018

Ferroglobe PLC

Report and financial statements 2018

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

          Unless the context requires otherwise, the following definitions apply throughout this U.K. Annual Report (including the Appendix, save as set out below):

"2018"	the financial year ended 31 December 2018;
"2017"	the financial year ended 31 December 2017;
"2019 AGM"	the Annual General Meeting of the Company, to be held on 28 June 2019;
"2018 Form 20-F"	the Company's Form 20-F for the fiscal year ended 31 December 2018;
"Adjusted EBITDA"

earnings before interest, tax, depreciation and amortisation, adjusted in accordance with Company's adjustments announced as part of its earnings reports. Alternative Performance Measures are reconciled at Appendix 1;

"Alternative Performance Measures"	the non-IFRS financial metrics reconciled at Appendix 1;
"Aon"	Aon Plc;
"Articles"	The Articles of Association of the Company, from time to time;
"Auditor"	Deloitte LLP, the Company's independent U.K. statutory auditor;
"Aurinka"	Aurinka Photovoltaic Group, S.L.;
"Blue Power"	Blue Power Corporation, S.L.;
"Board"	the Company's board of directors;
"Business Combination"	the business combination of Globe and FerroAtlántica as the Company's wholly owned subsidiaries on 23 December 2015;
"Business Combination Agreement"	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;
"Capital"	net debt plus total equity. Alternative Performance Measures are reconciled at Appendix 1;
"CEO", "Chief Executive Officer" or "Chief Executive"	The Chief Executive Officer of the Company, or where the context requires, of the relevant company or organization;
"Companies Act"	the U.K. Companies Act 2006;
"Company" or "Ferroglobe"

Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at 5 Fleet Place, London EC4M 7RD, United Kingdom or, where the context requires, the Group;

"Consolidated Financial Statements"	(save in the supplemental attachment when it will have the meaning given below) these consolidated financial statements for the year ended December 31, 2018
"Compensation Committee"	the compensation committee of the Company;
"EBITDA"	earnings before interest, tax, depreciation and amortisation;
"EIP"	the Ferroglobe PLC Equity Incentive Plan, adopted by the Board on 29 May 2016 and approved by shareholders on 29 June 2016;
"EU"	the European Union;
"Exchange Act"	the U.S. Securities Exchange Act of 1934 (as amended);
"Executive Chairman"	the executive chairman of the Company;
"Executive Directors" or "Executives"	the executive directors of the Company;
"FerroAtlántica" or "Grupo FerroAtlántica" or "Predecessor"	Grupo FerroAtlántica, S.A.U. a joint stock company organised under the laws of Spain, including (where the context so requires), its subsidiaries and subsidiary undertakings;
"Free cash-flow"	operating cash-flow less property, plant and equipment cash flows. Alternative Performance Measures are reconciled at Appendix 1;
"Globe" or "GSM"	Globe Specialty Metals, Inc., a Delaware corporation, including (whether the context requires) its subsidiaries and subsidiary undertakings;
"Group"	the Company and its subsidiaries;
"Grupo VM"	Grupo Villar Mir, S.A.U.;
"IASB"	International Accounting Standards Board;
"IFRS"	International Financial Reporting Standards;
"Indenture"

the indenture, dated as of 15 February 2017, among Ferroglobe and Globe as co-issuers, certain subsidiaries of Ferroglobe as guarantors, and Wilmington Trust, National Association as trustee, registrar, transfer agent and paying agent;

"KPI"	key performance indicator;
"NASDAQ"	the NASDAQ Global Select Market;
"NASDAQ Rules"	the NASDAQ Stock Market Rules;
"Net debt"	bank borrowings, debt instruments, obligations under finance leases, and other financial liabilities, less cash and cash equivalents. Alternative Performance Measures are reconciled at Appendix 1;

"Non-Executive Directors" or "NEDs"	the non-executive directors of the Company;
"Notes"	$350,000,000 aggregate principal amount of Senior Notes due 2022;
"Ordinary Shares"	the ordinary shares of $0.01 each in the capital of the Company;
"Policy"	the directors' remuneration policy in force from time to time;
"Revolving Credit Facility Agreement" or "RCF"

the credit agreement, dated 27 February 2018, as amended on or about 31 October 2018 and 22 February 2019 among Ferroglobe PLC, as Borrower, certain subsidiaries of Ferroglobe PLC from time to time party thereto as guarantors, the financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as administrative agent, issuing lender and swing loan lender, PNC Capital Markets LLC, Citizens Bank, National Association and BMO Capital Markets Corp., as joint legal arrangers and bookrunners, Citizens Bank, National Association, as syndication agent, and BMO Capital Markets Corp., as documentation agent, as amended from time to time;

"SHA"	the amended and restated shareholders agreement between Group VM and the Company dated 22 November 2017, as amended on 23 January 2018;
"SEC"	the U.S. Securities and Exchange Commission;
"SOX"	the U.S. Sarbanes-Oxley Act of 2002;
"U.K."	the United Kingdom of Great Britain and Northern Ireland;
"U.S."	the United States of America;
"Working capital"	inventories and trade and other receivables, less trade and other payables. Alternative Performance Measures are reconciled at Appendix 1;
"$"	U.S. dollars.
In the separate attachment hereto only (and for the avoidance of doubt, not in the remainder of this U.K. Annual Report), the following phrase has the meaning given below:
"Consolidated Financial Statements"

the audited consolidated financial statements of Ferroglobe and its subsidiaries as of 31 December 2018, 2017 and 2016 and for each of the years ended 31 December 2018, 2017, and 2016, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB, as filed on the 2018 Form 20-F.

Ferroglobe PLC

Report and financial statements 2018
Officers and professional advisers

Directors
J López Madrid
J M Alapont	(appointed 24 January 2018)
D G Barger
B L Crockett
S E Eizenstat
M Garrido y Ruano
G Hamilton
P Larrea Paguaga
J Monzón	(resigned 13 May 2019)
P Vareille	(resigned 14 May 2019)
J Villar-Mir de Fuentes
Company Secretary
Dorcas Murray	(appointed 31 January 2018)
Registered Address
5 Fleet Place
London
EC4M 7RD
Auditor
Deloitte LLP
Statutory Auditor
London

Ferroglobe PLC

Introduction

          Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales under Company Number: 9425113. Headquartered in London, U.K., Ferroglobe (encompassing its subsidiaries Globe and FerroAtlántica) is one of the world's largest producers globally of silicon metals and silicon and manganese based alloys, with an expanded geographical reach building on Globe's footprint in North America and FerroAtlántica's footprint in Europe.

          The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol "GSM".

          The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors' strategic report, directors' report, remuneration report and required financial information (including our statutory accounts and statutory auditor's report for the reporting period commencing 1 January 2018 and ending 31 December 2018), which together comprise our U.K. annual reports and accounts for the period ended 31 December 2018 (the "U.K. Annual Report").

          We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2018 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under the SOX, as well as related rules subsequently implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law.

          We have provided as a separate attachment to the U.K. Annual Report extracts from the 2018 Form 20-F to assist shareholders in assessing the Group's strategies. This attachment does not form part of the financial statements. Investors may obtain the full 2018 Form 20-F, without charge, from the SEC at the SEC's website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

          The capitalised terms used throughout the U.K. Annual Report are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms "we," "our," "the Company", "our Company" and "us" may refer, as the context requires, to Ferroglobe or collectively to Ferroglobe and its subsidiaries. Throughout the U.K. Annual Report, rounding has been applied and numbers given and totals aggregated may differ in consequence.

Chairman's Letter to Shareholders

Dear shareholders

          2018 was a mixed year for the Company. Our financial results for the year were the strongest that Ferroglobe has reported, with EBITDA up 105.6% and Adjusted EBITDA up 37.1% from the prior year. We welcomed a new and valued independent board member, applauded the favourable determination in the sunset review of the U.S. antidumping duty order on silicon metal from China, continued the integration of our new manganese alloy plants and announced a number of commercial and technological successes in our development projects. While the outcome of the U.S. antidumping and countervailing duty action against silicon metal imports from Australia, Brazil, Kazakhstan and Norway was disappointing, we remain confident that our actions were rightly taken to ensure a level playing field for all market participants in the industry.

          The first half of the year was particularly positive; in the second half we began to see signs of market deterioration. In response to the downturn, we focused on the generation of cash-flow, disposing of non-core assets and suspending, switching or reducing production across our global platform. Nonetheless our financial performance suffered in the final two quarters.

Health and Safety

          Improving our performance on health and safety remains a top priority for all of management. Throughout 2018, we saw clear evidence of continuous improvements across a number of our sites as we shared best practice throughout the Group. We continue to strive to meet the highest industry standards and to incentivise management to achieve ever lower injury rates. Although our performance on health and safety improved during the year, we were not satisfied with our results in 2018 and, therefore, in 2019, improvements in health and safety remain an underpin to the annual bonus for Executives.

Financial Performance in 2018 and into 2019

          We started the year on the back of a buoyant end to 2017. The combination of a return to a stable market and our ability to optimize our production platform enabled us to post Adjusted EBITDA of $89.6 million in the first and $86.3 million in the second quarter of 2018. Our Adjusted EBITDA for 2018 was $253.1 million, up 37.1% on the prior year and our revenues increased by 30.6% over 2017.

          It was a year of two halves. In the first half we saw positive momentum across all of our product groups. Silicon metal prices rose and, following positive signals, we ramped up production across all of our plants in anticipation of a favourable outcome in the silicon trade metals case in the U.S. and Canada. The acquisition in February 2018 of manganese alloy plants at Mo i Rana in Norway and Dunkirk in France made us one of the world's largest producer of manganese alloys. The favourable pricing environment in silicon metals also encouraged our competitors to increase production and, as we moved into the second half of the year, over-supply contributed to a slowdown in demand and a retraction in pricing. Demand shrinkage began to affect our other products, albeit from near unprecedented highs. The integration of the manganese asset plants in Norway and France temporarily drove up our working capital and higher manganese ore prices contributed to an increase in net debt.

          As we approached the last quarter of 2018, reduction in finished inventory and cash-flow generation became key. We idled less profitable plants, cut cost and drove non-core asset divestitures. As a result, we ended 2018 with net debt at $429 million and working capital down $84 million on the prior quarter — at levels close to those of the fourth quarter of 2017, excluding the impact of our two new plants.

          While we achieved and exceeded the targets set for our cash-generating initiatives for the second half of 2018, we recognize the need to approach 2019 with caution. The outlook across our portfolio remains uncertain in the near-term. Accordingly, we have secured amendments to our financial covenants to focus on secured net leverage and liquidity in the period to March 2020 and reduced our revolving credit facility by $50 million to $200 million.

          We are committed to de-leveraging our balance sheet and have established further cash-flow generating priorities for 2019, including reducing capital expenditure, managing overhead costs and divesting non-core assets, as we re-shape the business and the organization to be leaner and increasing agile, both in its structure, its management and its decision-making processes. We will continue to optimize of our flexible production base to idle less competitive facilities and employ process improvements and changes to our raw materials mix to increase productivity.

          On 3 June 2019 we announced the sale of our hydropower plants in Galicia to investment vehicles affiliated with TPG Sixth Street Partners for a consideration of €170m, subject to adjustments. The divestiture includes our smelting plant at Cee Dumbria, in relation to which, on completion, we will enter into a long-term tolling arrangement under which we will be the exclusive off-taker of the finished goods produced at the plant and supplier of its key raw materials. This transaction represents an important step in the streamlining of our business and in strengthening our balance sheet, improving our financial profile while maintaining our presence in the ferroalloys market. Completion is conditional on anti-trust clearance and authorization to the early termination of the finance lease, among other things, and is expected to take place in the third quarter of 2019. The net proceeds received will either be retained to increase liquidity on our balance sheet or used to reduce our debt.

Governance, board and senior management changes

          We were delighted when José María Alapont joined our Board in January 2018 and our Audit and Compensation Committees in May 2019. He is a highly respected industry figure with considerable senior executive and board level experience across many countries. In January 2019, when Javier Monzón informed the Board of the need to step down from these roles and consider imminent retirement from the Board early in 2019 in order to meet other pressing commitments, José María Alapont agreed to step up to become our Senior Independent Director and Chair of our Corporate Governance Committee in his place.

          Javier Monzón resigned from the Board on 13 May 2019, having served with us since 2015 and been Chair of a number of our committees, as well as lead independent director, during that time. Pierre Vareille, who had joined the Board in October 2017, also stepped down on 14 May 2019. I would like to thank them both, personally and on behalf of the Board, for their invaluable commitment and contributions to the Board and the Company.

          We reviewed our corporate governance policy as it approached the end of its eighteen-month term in 2018 and re-affirmed our commitment to a majority independent board. Following the resignations of Javier Monzón and Pierre Vareille and commensurate with our other actions to re-shape the organization and reduce cost, the Board decided to reduce its size from eleven directors to nine. This is an appropriate measure, enabling us to maintain diversity of thought and experience, curb cost and enhance our flexibility and responsiveness, without prejudicing governance. Our remaining seven non-executive — of whom five are independent — and two executive directors will all stand for re-election at the Company's annual general meeting in June 2019.

          Phillip Murnane, the Company's Chief Financial Officer, gave notice of his intention to resign, effective 29 July 2019. During his tenure, he led a number of key projects, including embedding improvements to the Company's internal controls and reporting practices, as well as contributing to our cash generating initiatives. The search for his successor is underway. We concurrently announced a number of other senior management changes which reflect our ongoing commitment to consolidate roles and de-layer and simplify the organization.

Looking Ahead

          2019 offers challenges and opportunities to the Company. We expect it also to be a year of two halves. We have articulated a clear path to reduced cost and further deleveraging but we are conscious that the headwinds faced in the second half of 2018 continue to blow and the market is uncertain. Our focus remains on recovering value for shareholders: strengthening our balance sheet, continuing to drive down cost and generate cash, with firm belief in the underlying value of our business and asset base, the strength of our competitive position and the unique flexibility that our global production platform provides to take advantage of market recovery as it emerges. The cost reduction actions underway and systemic restructuring of our business will make it more agile and better able to weather the cyclicality of our industry.

          I would like to finish by expressing my thanks to our loyal and hard-working employees across the Group and to our customers, suppliers and other partners for their valued contribution. I would also like to thank you, our shareholders, for your continued support. Together with all my colleagues at Ferroglobe, I look forward to the challenge of 2019.

Javier López Madrid

Executive Chairman

Strategic report

          This strategic report for the financial year to 31 December 2018 has been prepared in compliance with Section 414C of the Companies Act to provide an overview of the Group's business and strategy. It contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

          For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the sections of the 2018 Form 20-F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; Item 7, Major Shareholders and Related Party Transactions and Item 11, Quantitative and Qualitative Disclosures About Market Risk. These sections are set out in a separate attachment to this U.K. Annual Report and do not form part of the financial statements.

Nature of the business

          Ferroglobe is a global leader in the growing silicon and specialty metals industry with an expansive geographical reach. It is one of the world's largest producers of silicon metal, silicon based alloys and manganese based alloys and has quartz mining activities, low-ash metallurgical quality coal mining activities and interests in hydroelectric power across the globe, with operating units in 9 countries across 5 continents.

          The Group sells its products to a diverse base of customers worldwide, including manufacturers of aluminium, silicone compounds used in the chemical industry, ductile iron, automotive parts, photovoltaic (solar) cells, electronic semiconductors and steel and are key elements in the manufacture of a wide range of industrial and consumer products. Supplies to customers are made from our production centres in North America, Europe, South America, Africa and Asia. The Group's manufacturing platform is flexible, enabling it to switch production between plants and products to enhance profitability and meet customer requirements. The Group's ownership of sources of critical raw materials also contributes to reduced operating costs. Ferroglobe recycles and sells most of the by-products generated in its production processes.

Business model and strategy

          We believe our vertically integrated business model and ownership of raw materials provides us with a cost advantage over our competitors. We are not reliant on any single supplier for our raw materials and currently own sources of these materials, which provides us with stable, long-term access to critical raw materials for our production processes and, therefore, enhances operational and financial stability.

          As part of the strategy for delivering the objectives of the Company, the Group develops new products or new specifications on a continual basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products.

          The Group is continually pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and products and which are deemed to be potentially valuable for the Group.

          There is more information on the Group's business and organizational structure in Part I, Item 4, Information on the Company of the 2018 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements). This, together with the information in this Strategic Report, and the Operating and Financial Review and Prospects section of the 2018 Form 20-F included in the separate attachment provides a fair review of the Company's business and its development and performance during 2018.

Key Performance Indicators ("KPIs")

          The Board considered that the most important KPIs during 2018 were those set out below. Certain of these KPIs will also be core during 2019.

          At the corporate level, the principal KPIs that we use for measuring the overall performance of our business are:

Adjusted EBITDA
Adjusted EBITDA margin
Working capital improvement
Free cash-flow
Net Debt to Adjusted EBITDA
Net Debt to Total Assets
Net Debt to Capital; and
Net Income.

          Some of these measures are also part of our compensation structure for the key executives, as follows:

  •
  Adjusted EBITDA: EBITDA, adjusted in accordance with Company's adjustments announced as part of its earnings reports.

  •
  Free cash-flow, which represents net cash provided by operating activities less payments for property, plant and equipment.

  •
  Net Income: this is the profit (or the loss) attributable to the parent.

          The following table sets out the Company's performance in respect of these financial measures in 2018.

Adjusted EBITDA	Adjusted EBITDA Margin	Working Capital Improvement	Free Cash- Flow

($m)		($m)	($m)
253.0	11.1	(76.3)	(32.4)

Net Income	Net Debt to Adjusted EBITDA	Net Debt to Total Assets	Net Debt to Capital

($m)
43.7	1.69x	20.2%	32.7%

          In addition to these financial KPIs, there are a number of non-financial performance measures which the Company uses to gauge its success. Some of these are reflected in the annual bonus objectives for senior management and are reviewed each year to ensure their continued relevance. In the financial year ended 31 December 2017, a number of these reflected the focus on strengthening the Company's balance sheet. In 2018, the non-financial KPIs included establishing and pursuing an aggressive growth plan and setting a long-term dividend and financial structure policy, as well as personal strategic objectives relevant to the Executive's role. There is more on these measures in the Directors' Remuneration Report. In 2019, the annual bonus plan is subject to an underpin related to improvements in the Group's health and safety performance and a further condition relating to financial performance. Details of the outcome for these measures will be reported in the Company's annual report and accounts for the year ending 31 December 2019.

          Details of the Group's anti-bribery and corruption and environmental policies are below and details of its employment policies and greenhouse gas emissions are set out below and in the Directors' Report.

Principal risks and uncertainties

          The Company is exposed to a number of operational risks which are monitored on an ongoing basis and which are summarised in the supplementary attachment. The key financial risks related to credit risk and liquidity risk are highlighted in Note 27.

Employees

          As at 31 December 2018, the Group had:

  •
  eleven directors, all of whom are male;

  •
  336 senior managers, of whom 268 are male and 68 are female; and

  •
  4,368 employees, of whom 3,910 are male and 458 are female.

Environment and other social matters

          Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for human rights, the environment and the health and safety and well-being of employees and the general public. During the year under review the Group's employees were each asked to re-confirm in writing their commitment to the Company's revised and refreshed Code of Conduct which emphasizes the Group's commitment to the highest standards of integrity, ethical behavior, transparency, safety and corporate citizenship. The Code of Conduct incorporates the Group's key policies on matters including whistleblowing, anti-bribery and corruption, environmental impacts, health and safety and respect in the workplace and the conduct of national and international trade.

          The Strategic Report for the financial period ended 31 December 2018 has been reviewed and approved by the Board on 3 June 2019.

Pedro Larrea Paguaga

Director

Directors' report

          The Directors present their report and the audited financial statements of the Group and Company for the year ended 31 December 2018.

          The Directors' Report comprises these pages (12 to 17) and the other sections and pages of the Annual Report cross-referred below which are incorporated by reference.

          As permitted by legislation, certain disclosures normally included in the Directors' Report have instead been integrated into the Strategic Report (pages 9 to 11). These disclosures include information relating to the Group's principal risks and uncertainties.

Directors

          The directors of the Company, who held office at any time during the year to 31 December 2018, were as follows:

Javier López Madrid	Director and Executive Chairman
José María Alapont	Non-Executive Director
Donald G. Barger, Jr.	Non-Executive Director
Bruce L. Crockett	Non-Executive Director
Stuart E. Eizenstat	Non-Executive Director
Manuel Garrido y Ruano	Non-Executive Director
Greger Hamilton	Non-Executive Director
Pedro Larrea Paguaga	Director and Chief Executive Officer
Javier Monzón	Non-Executive Director
Pierre Vareille	Non-Executive Director
Juan Villar-Mir de Fuentes	Non-Executive Director

          Mr José María Alapont was appointed on 24 January 2018. Messrs Javier Monzón and Pierre Vareille resigned from the Board on 13 and 14 May 2019, respectively.

          The biographies of the directors standing for re-election at the 2019 AGM are set out on pages 18 to 21.

Directors' indemnities

          As required by the Articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. As permitted by the Articles, the Company has purchased and maintained throughout the year under review directors' and officers' liability insurance.

Share repurchases

          On 21 August 2018 the Company announced a programme to purchase up to $20 million of Ordinary Shares in the period ending 31 December 2018, as it did not consider the share price then prevailing to reflect the Company's long-term intrinsic value and considered the Ordinary Shares to offer an attractive investment opportunity. During 2018, the Company purchased 2,894,049 Ordinary Shares for a total consideration of $19,927,214.50 excluding fees, commission and stamp duty at an average price of $6.89 prior to fees, commission and stamp duty (2017: nil). Of the Ordinary Shares purchased, 1,741,091 are held in treasury and have been retained and 1,152,958 were cancelled. The Company's share capital as at 31 December 2018 was 169,122,682 Ordinary Shares excluding those held in treasury or 170,863,773 Ordinary Shares including those held in treasury. There is more information on the share repurchase programme at Note 13 in the Consolidated Financial Statements.

Dividends

          On each of 21 May 2018 and 21 August 2018, the Board declared a dividend of $0.06 per Ordinary Share payable to shareholders of record at the close of business on 8 June and 5 September 2018 and payable on 29 June and 20 September 2018, respectively. No further dividends were declared in 2018 and the future declaration and payment of dividends to shareholders and the amount of any such dividend will be at the discretion of the Board.

Political donations

          During the year under review the Company has not made any political donations, incurred any political expenditure or made any contributions to an EU or non-EU political party.

Employee policies

          Ferroglobe has a culture of continuous improvement through investment in people at all levels within the organisation. Its Code of Conduct ("Code"), which applies to all directors and to employees of the Group, sets out Ferroglobe's commitment to protecting, respecting and supporting its workforce. The Code was revised in 2017 to bring together Ferroglobe's policies on key ethical, behavioural and compliance matters. Its roll-out across the Group globally was initiated in autumn 2017, supported by mandatory training for all employees. In 2018, Group personnel were requested to re-certify their knowledge of and continued compliance with the Code. The adoption and further promulgation of the Code is consistent with our evolution to an organization with an integrated approach to human relations policies across the five continents in which the Group operates.

          Those key policies include:

  •
  Health and safety, where Ferroglobe places high value on the well-being of all personnel and is committed to providing a healthy and safe working environment;

  •
  Respect in the workplace, promoting equality and diversity, rejecting harassment and bullying and supporting work-life balance.

  •
  Striving to conduct operations in a way that respects the human rights of personnel, suppliers and others with whom Ferroglobe works, including local communities;

  •
  Encouraging the reporting of wrongdoing or of any suspicions or concerns as to wrongdoing, any of which can be raised in confidence through the whistleblowing hotline which Ferroglobe has established in all countries in which it operates where it is lawful to do so.

          Ferroglobe is committed to providing equal opportunities for all Group personnel and to creating an inclusive workforce by promoting employment equality. This includes pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

Greenhouse gas emissions

          The UK Companies Act 2006 (Strategic Report and Directors' Reports) Regulations 2013 requires UK-based quoted companies to report global greenhouse gas ("GHG") emissions data in the Annual Report and Accounts. Comparison year data for 2017 and 2018 is included in Table 2 in this report. As in 2017, the 2018 GHG inventory was prepared in accordance with the Ferroglobe PLC Greenhouse Gas Inventory Management Plan (2017), prepared in consultation with ERM Group, Inc. and its UK affiliate (the "IMP").

          The Company has selected the Operational Control approach and criteria as the basis for reporting GHG emissions data, defining "Operational Control" to encompass facilities the Group owns and operates, facilities it leases and operates, and joint venture facilities it operates. All facilities within Ferroglobe's Operational Control that are material to its Group-wide GHG emission inventory are included in reported figures. This approach means that the operations for which emissions are reported are substantially coextensive with operations comprised in Ferroglobe's consolidated financial reporting. The Company does not have responsibility for any emission sources that are not included in its financial reporting.

          Table 1 sets forth the Company's consolidated greenhouse gas emissions expressed in metric tonnes of carbon dioxide equivalent (CO2e). The figures reported below include all material direct (Scope 1) and indirect (Scope 2) emission sources for facilities within the Company's Operational Control. Principal sources of Scope 1 emissions from operations at, or Scope 2 emissions imputed to, Ferroglobe-controlled facilities include:

  •
  Electricity purchased or produced by Ferroglobe facilities

  •
  Fuels purchased for consumption in stationary sources on-site at Ferroglobe facilities (e.g., natural gas, diesel, LPG)

  •
  Fuels purchased for consumption in mobile sources owned and operated by Ferroglobe

  •
  Process emissions associated with electric arc furnaces used for the production of silicon metal and ferroalloys

  Table 1. Company-wide Scope 1 and Scope 2 Emissions for 2018

          Global GHG emissions data for period 1 January 2018 to 31 December 2018

Emissions from:	Tonnes of CO2e

Combustion of fuel and operation of facilities	3,248,196	*
Electricity, heat, steam and cooling purchased for own use	2,479,290
Company's chosen intensity measurement:
Emissions reported above normalized to per tonne of product output	5.01

*
In line with DEFRA Guidance, 1.5 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

  Table 2. Company-wide Scope 1 and Scope 2 Emissions Comparison for 2017-2018

          Global GHG emissions data for periods 1 January to 31 December 2017 and 2018

Emissions from:	2017 Tonnes of CO2e		2018 Tonnes of CO2e

Combustion of fuel and operation of facilities	2,810,610	*	3,248,196	**
Electricity, heat, steam and cooling purchased for own use	2,305,089		2,479,290
Company's chosen intensity measurement:
Emissions reported above normalized to per tonne of product output	5.6		5.01

*
In line with DEFRA Guidance, 1.2 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

**
In line with DEFRA Guidance, 1.5 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Methodology

          In preparing the IMP and this report, the Company has adhered to the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard — Revised Edition (2004) and the UK DEFRA's Environmental Reporting Guidelines: Including mandatory greenhouse gas emissions reporting guidance (June 2013) ("DEFRA Guidance"). The Company reports material emissions of three out of the six Kyoto GHGs, viz. carbon dioxide (CO2), methane (CH4), and nitrous oxide (N2O). A fourth, sulfur hexafluoride (SF6), is present in electrical breakers at some Company facilities, but no emission of SF6 of have been observed. The two remaining Kyoto gases, perfluorocarbons (PFCs) and hydroflurocarbons (HFCs), are not reported since Company facilities do not emit or use materials containing them.

Financial risk management objectives/policies and hedging arrangements

          Please see Part I, Item 11 (Quantitative and Qualitative Disclosures About Market Risk) of the 2018 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe's financial risk management objectives/policies and hedging arrangements. The separate attachment does not form part of these financial statements.

Post year-end events

          On or about 22 February 2019, the Company obtained the consent of its lenders to an amendment to the Revolving Credit Facility Agreement to afford the Company additional flexibility under its financial maintenance covenants in 2019 and beyond. The amendment suspends the existing covenant to maintain a maximum total net leverage ratio during an interim period beginning with the first quarter of 2019 through the first quarter of 2020 and provides a new covenant to maintain a maximum secured net leverage ratio and a new covenant to maintain a minimum cash liquidity level. The new covenants will be in effect only during the interim period, after which the existing covenant to maintain a maximum total net leverage ratio will be reinstated. The amendment also reduced the aggregate commitments under the RCF from $250 million to $200 million.

          On 13 and 14 May 2019, respectively, Messrs. Javier Monzón and Pierre Vareille resigned from the Board. On 16 May 2019 the Company announced that its Chief Financial Officer, Phillip Murnane, would be leaving the Company on 29 July 2019.

          On 2 June 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAT"), the owner and operator of the Group's hydropower assets in Galicia and its smelting facility at CEE Dumbria, for consideration of circa €170m (subject to adjustment) payable on closing. Completion of the divestiture is conditional on competition clearance from the Spanish anti-trust authorities and administrative authorization of the regional government to early termination of the finance lease of the hydro plants, among other things, and is expected to take place in the third quarter of 2019. Under the terms of the transaction, the Group will become exclusive off-taker of finished products produced at the smelting plant at Cee Dumbria and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060. All assets of FAT unrelated to the hydro assets or the smelting facility will be transferred out of FAT to other subsidiaries in the Group prior to completion.

Future developments

          As part of its strategy to serve customers better, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments have been made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal, electrodes for use in silicon metals furnaces, or new foundry products. Please see the details of the Elsa electrode, solar grade silicon and high-value powders projects at Part I, Item 4, Information on the Company of the 2018 Form 20-F as examples of the ways in which the Group has developed proprietary technologies and has pursued innovation in the development of new products.

          The Group is continually pursuing growth opportunities by the acquisition of industrial facilities or companies that operate in the same sector and products and which are deemed to be potentially valuable for the Group.

Research and development

          Please refer to Part I, Item 4, Information on the Company of the 2018 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe's research and development activities and opportunities.

Overseas branches

          The Company has no overseas branches.

Share capital structure and change of control provisions

          The Company's share capital comprises ordinary shares of $0.01 each, all of which bear the same rights and obligations. The Company's issued share capital at 31 December 2018 is set out at Note 13 to the Consolidated Financial Statements.

          The rights attaching to the Ordinary Shares are set out in the Articles, a copy of which can be obtained from the Company Secretary on request. Each Ordinary Share has one vote attaching to it for voting purposes and all holders of Ordinary Shares are entitled to receive notice of and attend and vote at the Company's general meetings. The Articles vest power in the directors to refuse to register transfers of Ordinary Shares in certain circumstances including where the instrument of transfer is not stamped or is in favour of more than 4 transferees. There are also restrictions in the Articles affecting the terms of tender offers and any scheme of arrangement, consolidation, merger or business combination designed to protect minority shareholders while Grupo VM and its associates hold ten percent or more of the Ordinary Shares. The SHA contains restrictions on the transfer of shares by Grupo VM.

Significant agreements affected by a takeover

          There are no agreements between the Group and any of its employees or any director of the Company that provide for compensation to be paid to the employee or director for termination of employment or for loss of office as a consequence of a takeover of the Company, other than provisions that would apply on any termination of employment.

          The Notes and the RCF are subject to provisions allowing the lenders to terminate the facilities and demand repayment following a change of control, including the requirement to offer redemption of the Notes at 101% in the event of a change of control. Grupo VM, the Company's principal shareholder, has pledged its holding to secure its obligations to its lenders. The Company may experience a change of control and be required to offer redemption of the Notes in accordance with their terms were this pledge to be enforced and more than 35% of the Ordinary Shares were acquired by a beneficial owner (or group acting together as beneficial owner) in circumstances where Group VM held a lesser percentage.

Going concern

          The directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future, as discussed in Note 3.1 to the Financial Statements, and have therefore prepared the Financial Statements on a going concern basis.

Statement of disclosure to the Company's U.K. statutory auditor

          In accordance with section 418 of the Companies Act, each director at the date of this Directors' Report confirms that:

  •
  so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

  •
  he has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

          This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act. Deloitte LLP has indicated its willingness to continue in office, and a resolution that it be re-appointed will be proposed at the 2019 AGM.

By order of the Board on 3 June 2019

Pedro Larrea Paguaga

Director

The Board of Directors

          The biographies of the members of the Board standing for re-election at the 2019 AGM are below.

          Javier López Madrid has been Executive Chairman of the Company since 31 December 2016 and Chairman of the Nominations Committee since 1 January 2018. He was first appointed to the Board on 5 February 2015 and was the Company's Executive Vice-Chairman from 23 December 2015 until 31 December 2016.

          He has been Chief Executive Officer of Grupo VM, the Company's principal shareholder, since 2008, is a member of the World Economic Forum, Group of Fifty and a member of the board of several non profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain's largest independent private bank.

          Mr. López Madrid holds a Master in Law and Business from ICADE University.

          José María Alapont was appointed to the Board as a Non-Executive Director on 24 January 2018 and to the Audit and Compensation Committees on 16 May 2018. Mr. Alapont was appointed on 16 January 2019 as Senior Independent Director and Chairman of the Corporate Governance Committee.

          Mr. Alapont holds a number of other board appointments. He has been a member of the board of directors of Ashok Leyland and of its investment and technology committee since 2017 and a member of its nomination and remuneration committee since 2018. Mr Alapont has also been a board director of Navistar Inc. and a member of its finance committee since 2016 and Chair of its nomination and governance committee since 2018. He has been a member of the board of directors of Hinduja Investments and Project Services Ltd since 2016 and of Hinduja Automotive Ltd since 2014.

          Mr. Alapont was formerly President and Chief Executive Officer of Federal-Mogul Corporation, the automotive powertrain and safety components supplier, from March 2005 to 2012, Chairman of its board from 2005 to 2007 and board director from 2005 to 2013. Prior to that, he was Chief Executive and a board director of Fiat Iveco, S.p.A., a leading global manufacturer of commercial trucks, buses, defence and other specialized vehicles from 2003 to 2005. Prior to 2003, he held executive, vice presidential and presidential positions for more than 30 years at other leading global vehicle manufacturers and suppliers, such as Ford Motor Company, Delphi Corporation and Valeo S.A. His non-executive experience includes being member of the board of directors of the Manitowoc Company Inc. from 2016 to 2018 and a board director of Mentor Graphics Corp. from 2011 to 2012. He was a member of the Davos World Economic Forum from 2000 to 2011.

          Mr. Alapont holds an Industrial Engineering degree from the Technical School of Valencia and a Philology degree from the University of Valencia in Spain.

          Donald G. Barger, Jr, was appointed to the Board as a Non-Executive Director on 23 December 2015. He has served as the Chairman of the Compensation Committee and a member of the Nominations Committee since 1 January 2018. From 23 December 2015 to 31 December 2017, he was the Chair of the Nominating and Corporate Governance Committee and a member of the Compensation Committee.

          Mr. Barger was a member of the board of directors of Globe from December 2008 until the closing of the Business Combination and Chairman of Globe's audit and compensation committees. He had a successful 36-year business career in manufacturing and services companies, including as Vice President and Chief Financial Officer of YRC Worldwide Inc. (formerly Yellow Roadway Corporation) from 2000 to 2007 and as advisor to the CEO from 2007 until his retirement in 2008. He was Vice President and Chief Financial Officer of Hillenbrand Industries, a provider of services and products for the health care and funeral services industries, from 1998 to 2000. He was Vice President of Finance and Chief Financial Officer of Worthington Industries, Inc., a diversified steel processor, from 1993 to 1998 and a member of the board of directors of Gardner Denver, Inc. and a member of its audit committee for his entire 19-year tenure until the company's sale in July 2013, serving as chair of the audit committee for 17 of those years. He served on the board of directors of Quanex Building Products Corporation for sixteen years, retiring in February 2012. He served on its audit committee for 14 years and was its Chair for most of that time.

          Mr. Barger has a Bachelor of Science degree from the U.S. Naval Academy and an MBA from the University of Pennsylvania.

          Bruce L. Crockett was appointed to the Board as a Non-Executive Director on 23 December 2015. He has been a member of the Audit Committee from that date and has served on the Compensation Committee since 1 January 2018.

          Mr. Crockett holds a number of other board and governance roles. He has been Chairman of the Invesco Mutual Funds Group board of directors and a member of its audit, investment and governance committees, serving on the board since 1991, as Chair since 2003 and on the board of predecessor companies from 1978. Since 2013, he has been a member of the board of directors and, since 2014, Chair of the audit committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester.

          Mr. Crockett was a member of the board of directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe's audit committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the board of directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

          Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

          Stuart E. Eizenstat was appointed to the Board as a Non-Executive Director on 23 December 2015. He has been a member of the Company's Corporate Governance Committee since 1 January 2018 and was appointed to the Nominations Committee on 16 May 2018.

          Mr. Eizenstat is Senior Counsel at Covington & Burling LLP in Washington, D.C. and co-heads its international practice since 2001. He has served as a member of the advisory boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

          Mr. Eizenstat was a member of board of directors of Globe from 2008 until the closing of the Business Combination and Chair of its nominating committee. He was a member of the board of directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political, legal and advisory career, including serving in the Obama administration as Special Adviser to Secretary of State, Hillary Clinton, and Secretary of State, John Kerry, on Holocaust-Era Issues from 2009 to 2017 and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to

President Carter from 1977 to 1981. He is the author of "Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II"; "The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States" and "President Carter: The White House Years". He has published articles on economic, trade, and foreign policy issues for a wide-range of publications, including, among many others, The New York Times, Washington Post, Financial Times, Foreign Affairs Magazine, Foreign Policy Magazine, The Hill and Politico.

          Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees and awards from the United States, French, German, Austrian, Belgian and Israeli governments.

          Manuel Garrido y Ruano was appointed to the Board as a Non-Executive Director on 30 May 2017. He was a member of the Nominating and Corporate Governance Committee from 30 May 2017 until 31 December 2017, when he was appointed to the Corporate Governance Committee.

          Mr. Garrido y Ruano has been Chief Financial Officer of Grupo VM since 2003 and a member of the board or on the steering committee of a number of its subsidiaries in the energy, financial, construction and real estate sectors. He is Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain. Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

          Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politecnica de Madrid and an MBA from INSEAD.

          Greger Hamilton was appointed to the Board as a Non-Executive Director on 23 December 2015. He was a member of the Compensation Committee from that date until 31 December 2017. He has been Chairman of the Audit Committee since 23 December 2015 and a member of the Corporate Governance Committee since 1 January 2018.

          Mr. Hamilton has been Managing Partner of Ovington Financial Partners Ltd since 2009. He is cofounder of the BrainHealth Club and has been a member of its board of directors since 2016. From 2009 to 2014, Mr. Hamilton was a partner at European Resolution Capital Partners, where he assisted in the restructuring of international banks in 16 countries and managing director at Goldman Sachs International from 1997 to 2008. He began his career at McKinsey and Company, where he worked from 1990 to 1997.

          Mr. Hamilton holds a B.A. in Business Economics and International Commerce from Brown University.

          Pedro Larrea Paguaga has been Chief Executive Officer of the Company since 23 December 2015 and a member of the Board since 28 June 2017.

          Mr. Larrea was Chairman of FerroAtlántica from 2012 to 2015, and Chief Executive Officer of FerroAtlántica from 2011 to 2015. From 1996 to 2009, he held various executive roles at Endesa, the biggest power company in Spain and Latin America, including as Chairman and CEO of Endesa Latinoamérica. He was a board director of Enersis from 2007 to 2009 and of Endesa Chile from 1999 to 2002 and from 2006 to 2007, both being Chilean companies listed on the NYSE. In 2010 and 2011, he held management consulting roles with PwC, where he led the energy sector practice in Spain, and from 1989 to 1995 he worked for McKinsey & Company in Spain, Latin America and the United States.

          Mr. Larrea holds a Mining Engineering degree (MSc equivalent) from Universidad Politécnica de Madrid, from where he graduated with honors and an MBA from INSEAD, where he was awarded the Henry Ford II award for academic excellence.

          Juan Villar-Mir de Fuentes was appointed to the Board as a Non-Executive Director on 23 December 2015.

          Mr. Villar-Mir de Fuentes has been Vice Chairman of Inmobiliaria Espacio, S.A since 1996 and Vice Chairman of Grupo VM since 1999. He has been a member of the board of directors of Obrascon Huarte Lain, S.A. since 1996, a member of the audit committee and, later, its compensation committee and its Chairman since 2016. He was a board director and member of the compensation committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the board of directors and of the compensation committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

          Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and Fundación Princesa de Gerona

          Mr. Villar-Mir holds a Bachelor's Degree in Business Administration and Economics and Business Management.

Directors' responsibilities

          The directors are responsible for preparing the Company's annual reports and financial statements in accordance with applicable law and regulations.

          Company law requires the directors to prepare financial statements for each financial period. Under that law the directors have elected to prepare the financial statements in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB") and have elected to prepare the parent company financial statements in accordance with Financial Reporting Standard 101 Reduced Disclosure Framework. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

  •
  properly select and apply accounting policies;

  •
  present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

  •
  provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

  •
  make an assessment of the entity's ability to continue as a going concern.

          The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

          The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website.

          Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

          To the best of each directors' knowledge:

  •
  the financial statements, prepared in accordance with the applicable accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company;

  •
  this directors' report and the strategic report include a fair review of the development or performance of the business and the position of the Company and its subsidiaries and subsidiary undertakings taken as a whole, together with a description of the principal risks and uncertainties that they face;

  •
  the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company's position, performance, business model and strategy.

The responsibility statement was approved by the Board and signed on its behalf.

By order of the Board on 3 June 2019.

PEDRO LARREA PAGUAGA

Director

Directors' Remuneration Report

Dear Shareholder

          As Chairman of the Compensation Committee (the "Committee"), and on behalf of the Board, I present the directors' remuneration report for the period ended 31 December 2018.

          This report sets out both the Company's annual report on remuneration (the "ARR") for 2018 and the directors' remuneration policy to be put to shareholders at the 2019 AGM (the "2019 Policy"). The ARR will be subject to an advisory vote and the 2019 Policy will be subject to a binding vote at the forthcoming Annual General Meeting in June. If approved, the 2019 Policy will come into immediate effect. The section in this report on remuneration in 2019 details proposed implementation of the 2019 Policy in the current year, assuming it is approved. As changes to the current Policy are limited, there are few aspects which will require revision if it is not approved. We hope to have your support for the 2019 Policy.

Policy Review

          The Company approved the current Policy in June 2016. Under English law, such policies require shareholder approval not less than once in every three years and the review of the Policy approved in 2016 was a major priority of the Committee in 2018. We considered a number of different remuneration approaches, reviewing potential alternatives to achieve our remuneration aims and promote the long-term success of the Company. As market conditions began to deteriorate in the second half of 2018, we concluded that, subject to some minor changes, the current structure would best serve to balance performance and reward and our 2019 Policy is largely unchanged from that approved in 2016. The 2019 Policy is the next item in this report after this statement.

Annual Bonus awards for 2018

          The annual bonus objectives for the Executives in 2018 included financial objectives applicable to 75% of the award, determined by reference to the Group's Adjusted EBITDA, Net Income and Free cash-flow. The remaining 25% was split among personal objectives, which for Javier López Madrid and Pedro Larrea Paguaga included aggressive growth planning and financial and dividend structuring, among others. The bonuses were also subject to an underpin requiring measurable improvement in the Group's health and safety record in 2018.

          Threshold performance was not achieved in respect of the financial objectives for 2018. The Executives were also dissatisfied with the Group's performance on health and safety notwithstanding improvements made in the year. The Executive Directors therefore put it to the Committee that, given the performance of the Company in respect of the chosen financial metrics and on health and safety, no annual bonus be paid to them for 2018. In the circumstances, the Committee agreed to this proposal. See the ARR for more on the 2018 annual bonus outturn.

LTIPs in 2018

          Save for legacy awards to former employees and directors of Globe detailed in the ARR, no long-term incentive awards (LTIPs) were scheduled to vest in 2018. Awards granted to our Executive Directors in 2016 under the EIP came to the end of their performance period on 31 December 2018. In the normal course, these awards will vest in November 2019 and the Committee has assessed their performance at 35.74% of target.

          In March 2018, awards were granted under the EIP to Javier López Madrid and to Pedro Larrea Paguaga, with target vesting at 230% and 200% of base salary respectively, and subject to performance conditions which are unchanged from 2017 and which the Committee considers stretching. The Committee reviewed the make-up of the comparator group in 2018 and several companies were removed as they had delisted or merged. See the ARR for more information.

Looking forward to 2019

          Given the headwinds experienced latterly in 2018 and, as we anticipate continued market challenges in early 2019, there have been no increases in Executive Directors' salaries in 2018 or 2019 to date and the additional ex pat allowance put in place in 2016 came to an end at the beginning of the current year, without renewal.

          Target annual bonus opportunity remained at 100% of salary for both Executive Directors, with a maximum opportunity of twice target. For 2019, financial metrics key to the Company's success and aligning the Executives' interests with those of shareholders make up 100% of the total bonus opportunity. Reflecting the focus on cash generation, the financial measures chosen are Free cash-flow and Adjusted EBITDA. In addition, the bonus is subject to a further financial performance condition which has the potential to reduce bonuses to zero if not met and an underpin for both Executives based on the Company's performance on health and safety.

          LTIPs granted to the Executives in early 2019 were discounted by 50% from their 'normal' target levels. This was an exceptional adjustment made in light of the significant fall in the Company's share price in 2018. There is also a cap on the number of shares which may vest under these LTIPs at eight times the number of shares awarded, to mitigate the risk of an unjustified gain arising solely from share price appreciation.

Non-Executives and their remuneration

          2018 was my first year as the Chairman of Ferroglobe's Compensation Committee, having served as a member of the Committee since 2015 and, before that, as Chairman of the Compensation Committee of Globe Specialty Metals, Inc. In January 2018, José María Alapont joined the Board and in May 2018 we were delighted to welcome him as a member of the Committee. His wealth of experience across industries and markets has been invaluable.

          The Committee reviewed the structure of NED fees as part of its overall review of the Policy. In light of market conditions, the Committee decided not to recommend any changes to the level or principles underlying NED fees. Save where a Non-Executive Director takes on additional responsibilities (as José María Alapont has done in joining the Committee), fees are unchanged in 2018 and 2019.

          I would like to thank you, our shareholders, for your support. I hope that you will continue to be supportive of the implementation of the current Policy in 2018 and of the 2019 Policy at the 2019 AGM.

Signed on behalf of the Board.

Donald G. Barger, Jr

Chairman of the Compensation Committee

3 June 2019

          This directors' remuneration report has been prepared in accordance with the provisions of the Companies Act and The Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 (the "Regulations").

          The Policy in effect as at the date of this report (the "2016 Policy") was approved at the 2016 Annual General Meeting. A copy of it can be found in the Report and Financial Statements for the period ended 31 December 2016 and on the Company's website.

          As outlined in the Statement of the Chairman of the Committee in this report, the Committee reviewed the 2016 Policy in 2018 and proposes a limited number of changes and clarifications to it to ensure that it continues to meet the overall aims of the Company's remuneration strategy and supports the Company's strategic and operational goals. Shareholder approval of the revised policy set out below (the "2019 Policy") will be sought at the 2019 AGM. Subject to shareholder approval, the 2019 Policy will take effect from the date of the 2019 AGM.

          The key changes which the 2019 Policy proposes to the 2016 Policy are:

  •
  the inclusion of tax equalization as a potential additional contractual provision applicable to an Executive Director, providing for an appropriate increase in remuneration where the Executive moves from an area of lower taxation to an area of higher taxation at the Company's request or in furtherance of his or her duties or, conversely, an appropriate reduction in remuneration where the move is from an area of higher to an area of lower taxation;

  •
  clarification of the broad discretion vested in the Committee in relation to the operation of the Company's annual bonus plan;

  •
  the inclusion of the ability of the Company to agree to and pay a retention bonus where it considers it necessary or appropriate to retain the services of an Executive Director who would otherwise leave the Company and whose services are considered key to the Company's performance or the achievement of strategically important goals or projects;

  •
  clarification that all long-term incentive awards to be granted to Executive Directors will be subject to performance conditions;

  •
  removal of the details of legacy arrangements which applied in respect of the Company's former Executive Chairman who left the Company in December 2016;

  •
  given the global nature of the Board, the discretion to arrange and pay for the provision of tax advice to all and any of directors, including Non-Executive Directors.

The 2019 Policy

          The following sections on pages 25 to 42 set out the directors' remuneration policy that the Company intends to apply subject to shareholder approval with effect from 28 June 2019. All statements of policy and practice are made on the assumption that the 2019 Policy is approved.

Aim of the 2019 Policy

          The overall aim of the Policy is to provide appropriate incentives that reflect the Company's high-performance culture and values to maximise returns for shareholders.

          In summary, our aim as regards Executive Directors is to provide remuneration which:

  •
  attracts, retains and motivates high calibre, high performing employees;

  •
  encourages strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

  •
  link a very significant proportion of pay to performance conditions measured over the short term and longer term;

  •
  set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

  •
  create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for Executive Directors.

          There are no material differences in the 2019 Policy for Executive Directors compared to that of senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. For the wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms for the location at which they are based.

Operation of the Policy

          Throughout the Policy, reference is made to the authority, powers and discretions vested in the Committee. It is the Committee's practice that, in relation to (i) any significant decision in relation to the compensation of the Company's Executive Directors or the second tier of executive management below them; or (ii) any significant decision on the compensation of the Non-Executive Directors, the Committee makes recommendations to the Board which determines the final decision of the Company on such matters.

          The following table summarizes the 2019 Policy as proposed to be applied to Executive Director remuneration:

Components of remuneration for Executive Directors

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Salary	A fixed salary commensurate with the individual's role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels.	Not applicable.
Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.

Executive Directors may be paid a cash allowance in lieu of pension.

The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.
Benefits	Attraction and retention of top talent.	Benefits may include but are not limited to medical cover, life assurance and income protection insurance.	Not applicable.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be reviewed by the Committee on an annual basis.

Benefits may include tax equalization provisions applicable if an Executive moves between jurisdictions with differing tax regimes at the Company's request. If the Executive moves to an area of higher taxation, the Company may agree to make an annual or other regular payment in cash to compensate him or her for any additional tax burden. Where the Executive moves to a jurisdiction where his or her effective tax burden is lower than that to which he or she was subject prior to such move, the Executive's compensation may be commensurately reduced to ensure that his or her net pay remains unaffected.

Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Committee keep the cost of the benefits under review.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company provides all Executive Directors with directors' and officers' liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.
Annual and other bonuses	Short-term performance-based incentive to reward achievement of annual performance objectives.

The annual bonus plan and all payments and awards under it are at the discretion of the Committee. Subject as aforesaid, the Committee will determine an Executive Director's actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two-thirds of the bonus will be based on financial metrics with any balance based on non-financial metrics.

The maximum annual bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. If the Committee provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.

No more than 25% of the maximum annual bonus payable for each performance condition will be payable for threshold performance.

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. The Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred.

Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

In addition or in place of an annual bonus, the Company may pay a retention bonus where it considers it necessary to retain key Executives in situations where the relevant Executive would otherwise leave the Company and his or her retention is critical to the Company's performance and/or the achievement of strategic goals or key projects. The grant, terms and payment of any retention bonus are at the discretion of the Committee.

A retention bonus may be payable in cash or in shares and subject to such conditions as the Committee sees fit, including the Executive remaining with the Company for a defined period of time and/or meeting set performance criteria. The Committee would normally count any retention bonus awarded towards the 500% of salary limit.

Long-term incentive awards

Focus Executive Directors' efforts on sustainable strong long-term performance of the Company as a whole, and to aid in retention with multi-year vesting provision. Improves alignment of Executive Directors' interests with those of the Company and shareholders.

Executive Directors are eligible for awards to be granted as decided by the Committee under the Company's long-term incentive plan. All awards are subject to performance targets as determined by the Committee for each grant, performance against which is normally measured over a three-year period. Awards usually vest three years from the date of their grant.

The Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.

The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).
There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.
Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.

Executive Directors are strongly encouraged to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required to) be through the direct purchase of shares by the Executive Directors.

Not applicable.

Performance Criteria and Discretions

Selection of Criteria

          The Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long-term incentive awards to reflect the Company's strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company's trading environment and strategic objectives and taking into account the Company's internal financial planning and market forecasts. Any non-financial goals will be well defined and measurable.

Discretions retained by the Committee in operating its incentive plans

          The Committee operates the Group's various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:

  •
  determine the extent of vesting based on the assessment of performance, including exercising its discretion to reduce payout as and where appropriate;

  •
  determine "good leaver" status (as described below) and where relevant extent of vesting;

  •
  where relevant determine the extent of vesting in the case of share-based plans in the event of a change of control in accordance with the rules of the various plans; and

  •
  make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

          The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if (i) an unexpected event (whether a corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not achieve their original purpose without alteration and (ii) the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for the Executive Directors

          The charts below show the level of remuneration potentially payable to each of Javier López Madrid as Executive Chairman and Pedro Larrea Paguaga as CEO under different performance scenarios for the 2019 financial year and assuming that the 2019 Policy is approved:

          In respect of the remuneration of the Executive Chairman:

          In respect of the remuneration of the CEO:

Assumptions

1.
Fixed pay comprises base salary for 2019, benefits at an estimated level (3.4% of base salary in the case of Javier López Madrid and 5.9% of base salary in the case of Pedro Larrea Paguaga), expatriate allowance of 20% of base salary and a pension contribution of 20% of base salary.

2.
On-target performance comprises fixed pay plus annual bonus of 100% of base salary and long-term incentives of 230% of base salary for the Executive Chairman and 200% for the CEO.

3.
Maximum performance comprises fixed pay plus annual bonus of 200% of target and long-term incentives of 200% of target.

4.
Maximum performance plus share price growth comprises the maximum performance scenario described above plus an assumed 50% share price growth over the performance period of the LTIP.

5.
As described in the Policy, an additional long-term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred. As at 31 December 2018 no such awards have been made to the Executive Directors and none is to be made in respect of 2018.

6.
The exchange rate used in these charts and throughout this report, save where stated otherwise, is the Group's average GBP: USD exchange rate for the year to 31 December 2018 of GBP1=USD1.3356.

Approach to Recruitment Remuneration

          Subject to its approval by shareholders, the Committee expects any new Executive Directors to be engaged on terms that are consistent with the 2019 Policy as set out above.

          The Committee recognises that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual's existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:

  •
  where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee's home country or place of residence prior to appointment to the Board;

  •
  where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as flights home and cost of education; and

  •
  where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

          In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company's variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors' Service Contracts and Policy on Cessation

          In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Europe, the Committee has taken account of market practices in those countries in formulating the 2019 Policy proposed to shareholders, including (a) determining the treatment of annual and retention bonuses and long-term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long-term incentive awards in the event of a takeover or change of control and (d) determining that all long-term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.

Service contracts

          Subject to the Approach to Recruitment Remuneration above, all Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. The service contracts for Javier López Madrid and Pedro Larrea Paguaga are in accordance with this policy.

          An Executive Director's service contract may be terminated without notice and without further payment or compensation, except for sums accrued to the date of termination, for cause (as defined in the service contract). In other circumstances, the Company may terminate employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). An Executive Director would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Similar provisions may apply in the event that an Executive Director leaves following a change of control of the Company but no additional entitlements would be expected to be set out in the Executive Director's service contract beyond those described above. An Executive Director may also be entitled to certain amounts with respect to annual or retention bonuses and long-term incentive awards, as described below. "Cause" and "good reason" as defined in the service contract also apply in relation to annual bonus awards and long-term incentive awards as described below. Executive Directors' service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group's office at 2nd Floor West, Lansdowne House, 57 Berkeley Square, London, W1J 6ER during normal business hours and at the Annual General Meeting.

Generally

          As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, the costs of short term accommodation or leasing arrangements, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards (including retention awards)

          In the event that an Executive Director's employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee's discretion. The Committee will consider the period of the year worked and the performance of the Executive Director during that period when considering how to exercise its discretion.

          The terms of any retention bonus agreed to be paid to an Executive Director may provide for such bonus to be payable on that Executive Director's employment being terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group. In any such case, the retention bonus will become payable in such circumstances.

Long-term incentive awards

          As a general rule, any unvested long-term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability or his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, then the award will normally vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee that award may be pro-rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can for any cessation measure performance up to the date of cessation and permit awards to vest early.

          Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

          In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate.

External appointments

          Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

          It is not the Committee's practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors' current Policy or implementation thereof.

          The Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The 2019 Policy has been formulated taking into account the Company's understanding of current shareholder views on the Company's remuneration policy and practices.

Directors' Remuneration Policy for Non-Executive Directors

          The following table summarizes the 2019 Policy as proposed to be applied to Non-Executive Director remuneration, subject to its approval:

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Non-Executive Directors fees including non-executive chairman	To appropriately remunerate the Non-Executive Directors	The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, compensation, nominations and corporate governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.	Not applicable

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company does not currently have a non-executive Chairman. If one were appointed his fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.
Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties

Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directive as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses and may arrange and pay for the provision of advice or assistance in relation to personal taxes for which the Non-Executive Director may be liable in connection with his or her appointment to the Board, if it deems this appropriate.

Not applicable

Element	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

The Company provides Non-Executive Directors with directors' and officers' liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non-Executive Directors

          Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its non-executive directors. Outstanding awards as at 31 December 2018 held by the Non-Executive Directors, who were previously Globe's non-executive directors, are set out in the ARR.

          It is noted that those Non-Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K. based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Policy that the Company may accelerate the vesting of or repurchase of these awards based on an independent valuation, if it deems it to be appropriate.

Letters of Appointment with Non-Executive Directors

          The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that Non-Executive Directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of non-executive directors

          For the appointment of a non-executive chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors' Remuneration Policy in place at that time.

Minor amendments

          The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy.

Annual Report on Remuneration

Implementation of the Directors' Remuneration Policy for the year ending 31 December 2019

          This section sets out how the Committee intends to implement the Policy for the year ending 31 December 2019, subject to the approval of the 2019 Policy at the 2019 AGM, where appropriate.

Base salary

          Javier López Madrid was appointed as Executive Chairman with effect from 31 December 2016. Javier López Madrid's base salary was reviewed on his appointment and remains unchanged at £555,000 ($741,258) per annum.

          Pedro Larrea Paguaga was appointed as Chief Executive Officer with effect from 23 December 2015 and to the Board of Directors on 28 June 2017. Pedro Larrea Paguaga's base salary has remained unchanged since the date of his appointment as CEO at £475,000 ($634,410) per annum.

Pension and benefits

          In accordance with the Policy, both Executive Directors receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance, benefits to the value of approximately 4% of salary for the Executive Chairman and 6% for the CEO and an expatriate benefits allowance. This expatriate benefits allowance will usually be equal to 20% of base salary. Executive Directors were entitled to an exceptional additional expatriate allowance of a further 20% of base salary for a period of up to three years until 1 January 2019: from appointment as an Executive Director, in the case of Javier López Madrid: and from appointment as CEO, in the case of Pedro Larrea Paguaga. This exceptional allowance recognized the particular circumstances of the relocation of the Ferroglobe business in this period of transition and ceased to be paid from 1 January 2019. Expatriate allowances are reviewed by the Committee on an annual basis.

          The Company provides directors' and officers' liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual bonuses

          The target annual bonus opportunity for the Executive Directors will be 100% of base salary with a maximum opportunity of twice the target level.

          The performance measures for the annual bonus in 2019 will be based as to one-third on achieving a set level of Adjusted EBITDA and as to two-thirds on achieving Free cash-flow targets. The annual bonus targets are considered to be commercially sensitive and are not disclosed at this time. It is the Committee's intention to disclose the threshold, target and stretch figures for each of these measures in next year's report. The 2019 annual bonus outcome is also subject to an underpin based on improvement in the Group's health and safety performance whereby the overall amount payable will be reduced by 20% should certain key metrics be missed and a underpin under the terms of which no annual bonus may be payable if the Company fails to meet certain criteria related to its financial performance or condition.

          Any bonus earned in excess of 100% of the target will be deferred for three years into shares in the Company.

Long-term incentives

          In recognition of the significant decline in the Company's share price in 2018, the Committee and Executive Directors agreed that long-term incentive awards in 2019 would be discounted on an exceptional basis by 50% from the level of target award normally granted to the Executive Directors.

In respect of 2019, the Committee determined that the Executive Chairman would be granted a long-term incentive award with a target level of vesting of 115% of base salary and maximum vesting of twice target and the CEO would be granted a long-term incentive award with a target level of vesting of 100% of base salary and maximum vesting of twice target. To mitigate against the risk of an unjustified gain solely as a result of share price appreciation, it was agreed that a cap will apply on the number of shares which vest. This cap is set at eight times the target number of shares at the share price at grant (which is equivalent to full vesting of the normal awards with a doubling of the share price). On 13 March 2019, the following awards were granted:

	Type of award(1)	Basis of award (at target)(2)	Share price at grant(3)	Number of shares at target

Javier López Madrid	Nil-cost option	115% of salary of $728,715	$2.448	342,329
Pedro Larrea Paguaga	Nil-cost option	100% of salary of $623,675	$2.448	254,769

Notes:

(1)
No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

(2)
Converted at GBP 1: USD 1.313 being the exchange rate on the day of grant.

(3)
This figure represents the average closing share price for the five days prior to the date of grant.

          Vesting of 60% of each award will be determined by Ferroglobe's Total Shareholder Return ("TSR") performance. 50% of the TSR part of the award is calculated relative to a bespoke group of peers, and the other 50% relative to the S&P Global 1200 Metals and Mining Index in line with last year's award. Performance will be measured over three years with vesting as set out below.

          The bespoke peer group comprises the following companies1:

Commercial Metals Company	Boliden
Allegheny Technologies, Inc.	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics	Kaiser Aluminium
Antofagasta plc	Vallourec
Schnitzer Steel Industries	Worthington Industries
Eramet	Salzgitter AG
Norsk Hydro
AMG Advanced Metallurgical Group

1
Carpenter Technologies and Vedanta Resources were included in the comparator group for awards in 2018 and prior years. As a result of complexities arising from their financial reporting arrangements, both companies were removed from the comparator group in 2019.

Vesting schedule for TSR relative to the bespoke peer group

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

Vesting schedule for TSR relative to the S&P Global 1200 Metals and Mining Index

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Target (100%)
Equal to Index TSR + 15 percentage points	150% of target
Equal to Index TSR + 25 percentage points	200% of target

          With straight line vesting between Index TSR and Index TSR +15 percentage points and between Index TSR+15 percentage points and Index TSR +25 percentage points.

          Vesting of 40% of each award is dependent upon the achievement of strategic measures with predetermined targets to be achieved creating a range between threshold, target and stretch that will determine the proportion of the award that will vest between 50% and 200% of the target amount. The measures relate to the Company's return on invested capital ("ROIC") over the three-year period as compared with the bespoke comparator group of the Company's peers set out above using a quarterly average for the calculation of Invested Capital and the Company's net operating profit after tax ("NOPAT") growth as compared to the same bespoke comparator group of the Company's peers. Performance is measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

NOPAT growth over the Performance Period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

          No portion of the ROIC component will vest unless the Company's ROIC over the performance period is at least equal to the percentile 25 average ROIC for the members of the Comparator Group over the performance period. No portion of the NOPAT component will vest unless the ratio between the Company's NOPAT for the 12 month period ending 31 December 2021 against the Company's NOPAT for the 12 month period ending 31 December 2018 is at least equal to the Lower Quartile NOPAT growth ratio for the members of the Comparator Group over the same period. There is straight line vesting between each vesting point (percentile 25, median and percentile 75).

Non-Executive Director share ownership guidelines

          The Non-Executive Directors have voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire Ordinary Shares under arrangements designed to ensure that Ordinary Shares can be purchased on a regular basis over a period of eight years. In 2018 the Directors reviewed the Non-Executive shareholding guidelines and agreed several points of clarification in relation to them, to take effect from 1 January 2018, as follows:

  •
  Where more or fewer Ordinary Shares are acquired in any year, the value of Ordinary Shares to be acquired in subsequent years may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied;

  •
  Each Non-Executive Director agrees to retain his or her Ordinary Shares until the earlier of achieving a holding equal to twice his or her annual base fees being achieved or that director leaving the Board;

  •
  Where a director holds outstanding and exercisable share-based or phantom restricted stock awards, the shares or notional shares under award are to be taken into account in determining the relevant director's holding and may be exercised and disposed of at any time (with consequent effect on the director's holding).

          The holdings for Executive and Non-Executive Directors as at 31 December 2018 are set out below.

Fees for the Non-Executive Directors

          The fee structure and levels were set following the Business Combination. Fees are set and payable in Pounds sterling and are reviewed — but not necessarily increased — annually, with changes normally effective from 1 January in each year. The fees for 2018 were as below and remain unchanged for 2019:

Non-Executive Director base fee	£70,000 ($93,492)
Senior Independent Director	£35,000 ($46,746)
Member of Audit Committee	£17,500 ($23,373)
Member of Compensation Committee	£15,500 ($20,702)
Member of Corporate Governance Committee	£12,000 ($16,027)
Member of Nominations Committee	£1,500 ($2,003) per meeting, subject to an annual cap of £10,000 ($13,356)(1)
Committee Chairman	Two times membership fee
Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,675)
Continental travel	£1,500 ($2,003)

Notes:

(1)
No fees are payable to the Chair of the Nominations Committee while the individual in that role is also an Executive Director

Remuneration paid in respect of the year to 31 December 2018

Single Figure of Remuneration for the period — Audited

          The table below shows the aggregate emoluments earned by the Executive Directors of the Company who served at any point in 2018 for the years ended 31 December 2018 and 31 December 2017. The emoluments shown for 2018 have been converted to USD at the Group's average rate for year to 31 December 2018 of GBP1: USD1.3356. Those for 2017 were converted at the rate of GBP1: USD1.2886 in accordance with the 2017 U.K. Annual Report.

	Salary(1) (USD 000s)		Benefits(2) (USD 000s)		Pension(3) (USD 000s)		Annual Bonus(4) (USD 000s)		Long-term incentives(5) (USD 000s)		Total (USD 000s)

Executive Director	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Javier López Madrid	741	716	329	314	148	143	—	937	117	—	1,335	2,110
Pedro Larrea Paguaga(5)	634	314	298	151	127	63	—	412	87	—	1,146	940

Notes:

(1)
No change in salary has been made year on year, any difference resulting in changes in the GBP: USD exchange rate.

(2)
For Javier López Madrid, benefits include an expatriate allowance of 40% of salary (£222,000 ($296,503) in 2018), and medical insurance and life assurance coverage.

For Pedro Larrea Paguaga, benefits include an expatriate allowance of 40% of salary (£190,000 ($253,764) in 2018), and medical insurance and life assurance coverage.

(3)
For 2018 the pension for Javier López Madrid and Pedro Larrea Paguaga is 20% of base salary payable as a cash supplement.

(4)
No annual bonus was awarded in respect of 2018 and no amounts were deferred into shares.

(5)
The performance period of the 2016 long-term incentive awards ended on 31 December 2018. As outlined below 35.74% of the award will vest in November 2019. The value shown in the table is an estimate using the average share price over the last three months of the financial year 2018. There were no long-term incentives with performance periods ending in the year 31 December 2017 and, save for the deferred share bonus awards the value of which was disclosed in the single figure table for 2017 and which are detailed below, no awards granted with time-based vesting only.

(6)
Pedro Larrea Paguaga was appointed to the Board on 28 June 2017. The figures given in respect of Pedro Larrea Paguaga's remuneration for 2017 are pro-rated to reflect the period from the date of his appointment to the Board to 31 December 2017.

          The table below shows the aggregate emoluments earned by the Non-Executive Directors of the Company who served at any time during 2018 for the years ended 31 December 2018 and 31 December 2017. The emoluments shown for 2018 have been converted to USD at the Group's average yearly rate of GBP1: USD1.3356. Those for 2017 were converted at the rate of GBP1: USD1.2886 in accordance with the 2017 U.K. Annual Report.

	Fees (US$'000)		Benefits (US$'000)(1)		Total (US$'000)

Non-Executive Directors	2018	2017	2018	2017	2018	2017

José María Alapont(2)	128.8	—	8.0	—	136.8	—
Donald G Barger Jr	140.9	141.1	18.7	18.0	159.6	159.1
Bruce L Crockett	137.5	112.7	28.0	22.5	165.6	135.2
Stuart E Eizenstat	109.5	105.6	16.0	13.5	125.5	119.1
Manuel Garrido y Ruano(3)	109.5	61.6	12.0	8.4	121.5	70.0
Greger Hamilton	156.3	155.3	0.0	4.5	156.3	159.8
Javier Monzón	178.3	160.7	14.0	14.2	192.3	174.9
Pierre Vareille(4)	137.6	16.2	12.0	1.9	149.6	18.1
Juan Villar Mir de Fuentes	93.5	90.2	8.0	8.4	101.5	98.6

(1)
Benefits comprise travel allowances.

(2)
José María Alapont was appointed to the Board on 24 January 2018 and his fees and benefits for 2018 reflect the period from his appointment to 31 December 2018.

(3)
Manuel Garrido y Ruano joined the Board on 30 May 2017 and his fees and benefits for 2017 reflect the period from his appointment to 31 December 2017.

(4)
Pierre Vareille joined the Board on 26 October 2017 and his fees and benefits for 2017 reflect the period from his appointment to 31 December 2017.

Annual bonus for the financial year to 31 December 2018 for the Executive Directors  — audited

          The target annual bonus opportunity for the Executive Chairman was 100% of salary, with a maximum opportunity of two times target. The target annual bonus opportunity for the CEO was 100% of salary, with a maximum opportunity of two times target. The performance measures for 2018 for each of the Executive Directors are detailed in the tables below. In addition to these measures, the annual bonus in 2018 was subject to an underpin based on a 10% improvement in the Group's lost time injury rate compared with 2017 and there being no fatal accidents resulting from the Company's acts or omissions during the year under review.

          Threshold performance was not achieved in respect of the financial performance metrics for 2018. The Executive Directors were also dissatisfied with the Group's performance on health and safety notwithstanding improvements made. The Executive Directors therefore proposed to the Committee that no annual bonus be payable to the Executive Directors in respect of 2018, irrespective of the relevant Executive's performance in respect of the objectives specific to his role. The Committee agreed to this proposal.

          The objectives specific to each director and their weightings — together with weightings and outcome in respect of the financial targets — for the annual bonus for 2018 are given below for each of the Executive Directors.

          For the Executive Chairman:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (200% of target paid)	Actual Performance	Bonus outcome (as a percentage of target)	Weighted bonus outcome

Adjusted EBITDA	25%	$360 million	$420 million	$520 million	$253 million	0%	0%
Net Income	25%	$130 million	$170 million	$230 million	$43.7 million	0%	0%
Free Cash-flow	25%	$55 million	$95 million	$165 million	$(32.4) million	0%	0%
Long-term dividend and financial structure policy	10%	Assessment by the Committee, taking account of the Board's approval of a target leverage or debt ratio and a dividend policy, duly communicated to the market and implemented
Aggressive growth plan	10%

Assessment by the Committee, taking into account of the presentation of a long-term strategic plan to the Board, definition of the implementation of that plan in 2018 and 2019 and the execution of that plan in 2018

Assessment of chairmanship and governance	5%	Assessment by the Committee, recognizing the leadership in driving the constitutional re-structuring of the Board and its Committees and the corporate governance policy

          For the CEO:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (200% of target paid)	Actual Performance	Bonus outcome (as a percentage of target)	Weighted bonus outcome

Adjusted EBITDA	25%	$360 million	$420 million	$520 million	$253million	0%	0%
Net Income	25%	$130 million	$170 million	$230 million	$43.7 million	0%	0%
Free Cash-flow	25%	$55 million	$95 million	$165 million	$(32.4) million	0%	0%
Production costs	5%	A targeted level of average fully absorbed cost of production by tonnage of the Group's core products globally
Long-term dividend and financial structure policy	10%	Assessment by the Committee, taking account of the Board's approval of a target leverage or debt ratio and a dividend policy, duly communicated to the market and implemented
Aggressive growth	10%

Assessment by the Committee, taking into account of the presentation of a long-term strategic plan to the Board, definition of the implementation of that plan in 2018 and 2019 and the execution of that plan in 2018

Long term incentive awards for the financial year ended 31 December 2018 — Audited

Awards vesting/ performance period ending in financial year 2018

          The performance period of the 2016 LTIPs ended on 31 December 2018. 60% of each award was determined by Ferroglobe's Total Shareholder Return ("TSR") performance. 50% of the TSR part of the award was calculated relative to a bespoke group of peers, and the other 50% relative to the S&P Global 1200 Metals and Mining Index in line with last year's award. Vesting of the remaining 40% of each award related to the Company's return on invested capital ("ROIC") over the performance period as compared with the bespoke comparator group of the Company's peers and the Company's net operating profit after tax ("NOPAT") growth as compared to the same bespoke comparator group of the Company's peers. Vesting of these awards was calculated as follows:

	Weighting	Threshold (0%)	Target (100%)	Maximum (200%)	Actual	Vesting %

Total shareholder return relative to a bespoke group(1)	30%	Less than median (50th percentile)	50th percentile	90th percentile	Below lowest ranked	0%
TSR relative to the S&P 1200 Metals and Mining Index(2)	30%	Less than Index TSR	Equal to Index TSR	Equal to Index TSR + 25 percentage points	–43.1%	0%
Relative return on invested capital ("ROIC")(3)	20%	Below percentile 25 (1.61%)	Median (2.53%)	Percentile 75 (4.27%) and above	0.15%	0%
Relative net operating profit after tax ("NOPAT") growth(3)	20%	Below percentile 25 (29.8%)	Median (143.9%)	Percentile 75 (230.3%) and above	186.1%	178.69%
Weighted average (max 200%)						35.74%

(1)
Between the 50th and 75th percentile, proportionate vesting of between target (100%) and 150% of target. Between 75th percentile and 90th percentile, proportionate vesting of between 150% and 200% of target

(2)
Equal to Index TSR + 15 percentage points, vesting of 150% of target. Straight line vesting between Index TSR and Index TSR +15 percentage points and between Index TSR+15 percentage points and Index TSR +25 percentage points

(3)
Percentile 25, vesting of 50% of target

          As a result and subject to the rules of the EIP, the following awards will vest to the Executive Directors in 2019:

	Type of award	Grant date	Vesting date	Number of shares awarded	Percentage of target award vesting (0% - 200%)	Number of shares to vest(1)	Estimated value to of award to vest (USD)(2)

Javier López Madrid	LTIP Nil-cost option	24 November 2016	24 November 2019	68,541	35.74%	24,497	117,241
Pedro Larrea Paguaga	LTIP Nil-cost option	24 November 2016	24 November 2019	51,010	35.74%	18,231	87,253

(1)
The number of shares shown excludes dividend equivalents to be awarded in the form of shares

(2)
The value shown in the table is an estimate using the average share price over the last three months of the financial year

Deferred share bonus awards granted in financial year 2018

          Under the terms of the Company's annual bonus plan, where the annual bonus payable in any year exceeds 100% of the relevant Executive's salary, the bonus is divided into 100% of salary paid in cash and the balance deferred into shares for a period of three years. In respect of the financial year ended 31 December 2017, the annual bonuses payable to Javier López Madrid and Pedro Larrea Paguaga totaled 131% of their salaries in each case, as disclosed in the Company's annual report and accounts for 2017. Accordingly, on 14 June 2018, a bonus amount equal to

100% of salary was paid in cash to each of the Executives and the balances equal to 31% of their respective annual salaries were deferred into shares under awards granted as follows:

	Type of award(1)	Total bonus payout(1)	Cash payout(1)	Value of deferred award(1)	Share price at date of grant	Number of shares under award	Normal vesting date(2)

Javier López Madrid	Nil-cost option	$976,639	$744,144	$232,495	$10.184	22,829	14 June 2021
Pedro Larrea Paguaga	Nil-cost option	$835,861	$636,880	$198,981	$10.184	19,538	14 June 2021

Notes:

(1)
Converted at GBP1:USD1.34 being the exchange rate on the date of grant. The differences in total pay-out disclosed here and in the single figure table above arise (i) from differences in the GBP:USD exchange rate used in that table (reflecting the exchange rate used in the annual report and accounts for the financial year 2017) and that used here as at the date of grant; and (ii) in the case of Pedro Larrea Paguaga only, as the disclosures in the single figure table for the financial year for 2017 show his remuneration for the period from the date of his appointment to the Board to the financial year end only, while the numbers included here are for the full financial year.

(2)
In normal circumstances deferred share bonus awards vest three years from grant where the participant remains an employee or is a good leaver under the Plan rules at the point of vesting.

Long-term incentive awards granted in financial year 2018

          On 21 March 2018, Javier López Madrid and Pedro Larrea Paguaga were granted long-term incentive awards as follows:

	Type of award(1)	Basis of award (at target)(2)	Share price at date of grant(3)	Number of shares at target	Face value of shares at target(4)	Face value of shares at maximum(5)	Vesting at threshold	Performance period(6)

Javier López Madrid	Nil-cost option	230% of salary of $777,000	$15.798	113,121	$1,787,086	$3,574,171	40%	3 years to 31 December 2020
Pedro Larrea Paguaga	Nil-cost option	200% of salary of $665,000	$15.798	84,187	$1,329,986	$2,659,972	40%	3 years to 31 December 2020

Notes:

(1)
No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.

(2)
Converted at GBP1:USD1.4, being the exchange rate on the date of grant.

(3)
This figure represents the average closing share price for the five days prior to the date of grant.

(4)
The value shown in this column has been calculated by multiplying the number of shares that would vest at target by the average closing share price for the five days prior to the date of grant.

(5)
The value shown in this column has been calculated by multiplying the number of shares that would vest at maximum (being 200% of target) by the average closing share price for the five days prior to the date of grant.

(6)
See below for details of the performance conditions applicable to the awards.

          Vesting of 60% of the award will be determined by Ferroglobe's Total Shareholder Return ("TSR"). Performance will be measured over three years commencing January 1, 2018 with vesting as set out below. 50% of the TSR part of the award will be determined by Ferroglobe's TSR relative to the following bespoke group of peer companies:

Commercial Metals Company	Boliden
Allegheny Technologies, Inc	Morgan Advanced Material
Materion Corporation	Minerals Technologies
Steel Dynamics Inc	Kaiser Aluminium
Antofagasta plc	Vallourec
Carpenter Technologies	Worthington Industries
Schnitzer Steel Industries	Salzgitter AG
Eramet	Vedanta Resources
Norsk Hydro
AMG Advanced Metallurgical Group

TSR Performance	Vesting scale
Less than median (50th percentile)	No vesting of awards
Between the 50th and 75th percentile	Proportionate vesting of between target (100%) and 150% of target
Between 75th percentile and 90th percentile	Proportionate vesting of between 150% and 200% of target
90th percentile	200% of target

          The other 50% of the TSR part of the award will be determined by Ferroglobe's TSR relative to the S&P Global 1200 Metals and Mining Index.

TSR Performance	Vesting scale
Less than Index TSR	No vesting of awards
Equal to Index TSR	Target (100%)
Equal to Index TSR + 15 percentage points	150% of target
Equal to Index TSR + 25 percentage points	200% of target

          With straight line vesting between Index TSR and Index TSR +15 percentage points and between Index TSR+15 percentage points and Index TSR +25 percentage points.

          The Committee determined that the measures applicable to the long-term incentive awards granted in 2017 remained appropriate, comparing (i) the Company's return on invested capital ("ROIC") over the three-year period with that of a bespoke comparator group of the Company's peers using a quarterly average for the calculation of Invested Capital and (ii) the Company's net operating profit after tax ("NOPAT") growth with that of the same bespoke comparator group of the Company's peers set out above. Performance will be measured over three years with vesting as set out below.

ROIC over the performance period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

NOPAT growth over the Performance Period	Vesting scale
Below percentile 25	0%
Percentile 25	50%
Median	100%
Percentile 75 and above	200%

          No portion of the ROIC component shall vest unless the Company's ROIC over the performance period is at least equal to the percentile 25 average ROIC for the members of the comparator group over the performance period. No portion of the NOPAT component shall vest unless the ratio between the Company's NOPAT for the twelve-month period ending 31 December 2020 against the Company's NOPAT for the twelve-month period ending 31 December 2017 is at least equal to the Lower Quartile NOPAT growth ratio for the members of the comparator group over the same period. There is straight line vesting between each vesting point (percentile 25, median and percentile 75).

Directors' shareholding and share interests — Audited

          The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at 31 December 2018.

Director	Beneficially owned shares	Number of shares under long term incentive awards without performance conditions(1)	Number of shares under long term incentive awards with performance conditions(2)	Target shareholding guideline (as a % of salary or average gross annual fees as applicable)	Percentage of Executive Director's salary held as shares as at 31 December 2018(3)

Javier López Madrid	42,500	22,829	336,365	200%	9.11%
Pedro Larrea Paguaga	35,000	19,538	250,331	200%	8.77%
José María Alapont	15,000	—	—	—	—
Donald G. Barger Jr	20,636	27,270	—	200%
Bruce L. Crockett	6,000	31,056	—	200%
Stuart E. Eizenstat	11,548	3,529	—	200%
Manuel Garrido y Ruano	870	—	—	200%
Greger Hamilton	5,425	—	—	200%
Javier Monzón	19,400	—	—	200%
Pierre Vareille	20,000	—	—	200%
Juan Villar Mir de Fuentes	—	—	—	200%

Notes:

(1)
See page 46 for details of the Executives' awards and page 50 for the NEDs' awards.

(2)
At target vesting. See page 50 for details.

(3)
Measured by reference to beneficially owned shares only and using the closing share price at 31 December 2018 of $1.59 and the annual salaries of the Executive Directors in USD as disclosed in this U.K. Annual Report and Accounts.

          The Directors' outstanding share awards as at 31 December 2018 were as detailed below:

Director	Award type	Grant date	Outstanding(1)	Subject to performance conditions(2)	Exercisable as of 31 December 2018	Exercised during the year to 31 December 2018	Future vesting	Vesting date

Javier López Madrid	LTIP Nil cost option	24.11.16	68,541	Yes	—	—	68,541	24.11.19
	LTIP Nil cost option	01.06.17	154,703	Yes	—	—	154,703	01.06.20
	LTIP Nil cost option	21.03.18	113,121	Yes	—	—	113,121	21.03.21
	Deferred Bonus Award: Nil cost option	14.06.18	22,829	No	—	—	22,829	14.06.21
Pedro Larrea Paguaga	LTIP Nil cost option	24.11.16	51,010	Yes	—	—	51,010	24.11.19
	LTIP Nil cost option	01.06.17	115,134	Yes	—	—	115,134	01.06.20
	LTIP Nil cost option	21.03.18	84,187	Yes	—	—	84,187	21.03.21
	Deferred Share Bonus Award	14.06.18	19,538	No	—	—	19,538	14.06.21
Donald G. Barger(3)	NQ	Various	26,226	No	Yes	4,990	—	—
	RSU/C	Various	23,741	No	Yes	—	—	—
	SAR	Various	2,303	No	Yes	—	—	—
Bruce L. Crockett(3)	NQ	Various	26,226	No	Yes	—
	RSU/C	Various	2,527	No	Yes	—	—	—
	SAR	Various	2,303	No	Yes	—	—	—
Stuart E. Eizenstat(3)	NQ	Various	26,226	No	Yes	4,990	—	—
	SAR	Various	2,303	No	Yes	—	—	—

Notes:

(1)
Awards granted to the Executive Directors shown at target.

(2)
Subject to performance conditions and continued employment in the case of awards to the Executive Directors. See pages 47 to 49 for performance conditions applicable to the awards granted in 2018. As outlined earlier in this ARR, 35.74% of the 2016 awards will normally vest on 24 November 201

(3)
These incentive awards are legacy awards which the Company is authorised to honour following shareholder approval of the Policy in June 2016.

Total pension entitlements — Audited

          Details of the value of pension contributions are provided in the Pensions column of the Single Figure of Remuneration table. Pension contributions are by way of a cash allowance or contribution to a 401(k) plan. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Performance graph

          The graph below illustrates the Company's TSR performance relative to the constituents of the S&P 1200 Metals & Mining index from the start of the first day of listing of Ferroglobe's shares on 24 December 2015 to 31 December 2018. The graph shows performance of a hypothetical $100 invested and its performance over that period. The index has been chosen for this table as the most appropriate comparator for the Company in this period as the Company is a constituent of this index and uses the constituents of this index for one of the TSR comparator groups for the long-term incentive awards.

Total shareholder return
Source: FactSet

This graph shows the value, by 31 December 2018, of $100 invested in Ferroglobe on 24 December 2015, compared with the value of $100 invested in the S&P Global 1200 Metals & Mining Index on a daily basis.

Executive Chairman remuneration table

	2018	2017(1)	2016(2)	2015(2)(3)

	Javier López Madrid	Javier López Madrid	Alan Kestenbaum	Alan Kestenbaum
Executive Chairman's remuneration(4)	$1,336,250	$2,106,244	$1,870,120	$225,551
Annual variable pay (including as a % of maximum)(5)	$0 (0%)	$935,423 (65.5%)	$738,886 (17.5%)	$201,783
LTIP awards where vesting is determined by performance in the relevant year(6)	17.87%	N/A	N/A	N/A

Notes:

(1)
At the exchange rate of 1 GBP: 1.2886 USD used in the FY17 Report.

(2)
At the exchange rate of 1 GBP: 1.3507 USD used in the FY16 Report.

(3)
Reflecting the formation of the Company on completion of the Business Combination, the figures for 2015 are in respect of the period from 23 December 2015 to 31 December 2015 only.

(4)
Remuneration comprises total remuneration as shown in the single figure table in the ARA for 2018 (with differences due to rounding), in the 2017 U.K. Annual Report and Accounts for 2017 and the 2016 U.K. Annual Report and Accounts for 2016 and 2015. Remuneration reported for 2015 is for the period from consummation of the BCA on 24 December 2015 to 31 December 2015.

(5)
Annual variable pay is the bonus amounts in respect of 2018 and 2017 shown in the single figure table on page 43 and, for each year, the percentage of maximum award it represents. Figures elsewhere in this report show bonus as a percentage of target.

(6)
The number of shares subject to long term incentive awards where final vesting is determined by reference to performance ending in the year under review is shown as a percentage of maximum opportunity. No long-term incentive awards awarded to the relevant Executive Chairman vested in 2017, 2016 or 2015, save for those vesting on Alan Kestenbaum's leaving the Company on 31 December 2016.

Percentage increase or reduction in the remuneration of the Executive Chairman

          The following table shows the percentage reduction in 2018 in the Executive Chairman's pay(1) compared with 2017 and the average percentage change in the same period in amounts paid to European employees of the Group as a whole. European employees have been chosen as an appropriate group against which to make the comparison as our Executive Chairman as at 31 December 2018 is based in Europe.

Executive Chairman's pay(1)	Average employee pay(1)
2018 to 2017	2018 to 2017
(47.65%)	12.0%

  Notes:

(1)
The components of pay for these purposes includes salary, taxable benefits and annual variable pay.

Relative importance of the spend on pay

          The following table shows the Company's actual spend on pay for all employees compared to distributions to shareholders in the financial year.

		1 January 2018 to 31 December 2018		1 January 2017 to 31 December 2017

Employee costs	US$	341,064,000	US$	301,963,000
Average number of employees		4,471		4,018
Distributions to shareholders	US$	40,569,322		—

External directorships during financial year 2018

Javier López Madrid

  •
  Chief Executive Officer of Grupo VM.

  •
  Non-Executive Chairman and investor of Siacapital.

          The Board was satisfied that under these arrangements the Executive Chairman had the necessary time to carry out his duties effectively during 2018.

          Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Membership of the Committee

          During the year to 31 December 2018, the Committee comprised Donald G. Barger, Jr as chairman and members, Pierre Vareille and Bruce L. Crockett. José María Alapont was appointed to the Committee on 16 May 2018.

          The Executive Chairman, Chief Executive Officer and other members of the management team may be invited to attend meetings to assist the Committee. Other Non-Executive Directors are normally invited to attend meetings to assist the Committee in its deliberations as appropriate. No Executive, however, is present during any decision making in relation to their own remuneration.

External advisors

          Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to remuneration for Executives and Non-Executive Directors and the wider senior management population from Aon. Aon also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans but does not provide any other services to the Company except for insurance broking services.

          The Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2018 were £168,499 ($225,047) (2017: £140,024 $180,154) (excluding VAT).

Statement of shareholder voting

          The following table shows the results of:

  •
  the binding vote on the 2016 Policy commencing from Annual General Meeting of 29 June 2016; and

  •
  the advisory vote on the 2017 Remuneration Report at the Annual General Meeting of 27 June 2018.

	For	% of votes cast	Against	% of votes cast	Withheld

Directors' Remuneration Policy	146,616,626	92.09	12,580,971	7.90	9,119
Remuneration Report	144,996,322	99.68	445,432	0.31	10,922

Approval

          This Directors' Remuneration Report, including both the 2019 Policy and Annual Report on Remuneration has been approved by the Board.

Signed on behalf of the Board.

Chairman of the Compensation Committee

3 June 2019

INDEPENDENT AUDITOR'S REPORT TO THE MEMBERS OF FERROGLOBE PLC

REPORT ON THE AUDIT OF THE FINANCIAL STATEMENTS

Opinion

In our opinion:

  •
  the financial statements give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2018 and of the group's profit for the year then ended;

  •
  the group financial statements have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB);

  •
  the parent company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice including Financial Reporting Standard 101 "Reduced Disclosure Framework"; and

  •
  the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

We have audited the financial statements of Ferroglobe plc (the 'parent company') and its subsidiaries (the 'group') which comprise:

  •
  the consolidated income statement;

  •
  the consolidated statement of comprehensive income;

  •
  the consolidated and parent company statements of financial position;

  •
  the consolidated and parent company statements of changes in equity;

  •
  the consolidated cash flow statement;

  •
  the related group notes 1 to 30; and

  •
  the company only notes 1 to 9.

The financial reporting framework that has been applied in the preparation of the group financial statements is applicable law and IFRSs as issued by the IASB. The financial reporting framework that has been applied in the preparation of the parent company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework" (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the group and the parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Summary of our audit approach

Key audit matters	The key audit matters that we identified in the current year were:
• Impairment of goodwill;
• Acquisition of Glencore's European Manganese business.

Materiality	The materiality that we used for the group financial statements was $18.5 million, which was determined using revenue as the basis.

Scoping	As in the prior year, we focused our Group audit scope primarily on the audit work at components in the following countries:
• UK;
• USA;
• Canada;
• France;
• South Africa; and
• Spain

The components subject either to full scope audits or audits of specified balances account for 92% of the Group's revenue. FerroPem SAS in France, Ferroatlantica SAU in Spain and the parent company in the UK were all subject to full scope audits.

Significant changes in our approach	Our audit approach is broadly consistent with the previous year, however:

•

We identified a new key audit matter in relation to the acquisition of Glencore's European managanese business due to the significant judgments and assumptions made by management to estimate the fair values of the assets acquired and the liabilities assumed in the business combination.

•

Last year our audit report included a key audit matter in relation to revenue recognition which is not included in our report this year as there is no history of material error in this balance and the level of judgement applied by management is limited.

•

Last year our audit report included a key audit matter in relation to the accounting treatment of receivables in the securitisation programme which is not included in our report this year as there is no history of material error in this balance and no significant changes have been made to the terms of the programme which would alter the accounting judgements made.

Conclusions relating to going concern

We are required by ISAs (UK) to report in respect of the following matters where:	We have nothing to report in respect of these matters.
• the directors' use of the going concern basis of accounting in preparation of the financial statements is not appropriate; or

•

the directors have not disclosed in the financial statements any identified material uncertainties that may cast significant doubt about the group's or the parent company's ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the financial statements are authorised for issue.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team.

These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment of goodwill

Key audit matter description	Goodwill is a highly material balance in the Consolidated Statement of Financial Position and its recoverability is a significant judgement underpinned by a number of key assumptions and estimates.

The Company's evaluation of goodwill for impairment involves the comparison of the fair values of its US and Canadian Cash Generating Units ("CGUs") to their carrying values. The Company determines the fair value of its CGUs using the income approach (discounted cash flow model). The determination of the fair value using a discounted cash flow model requires management to make significant estimates and assumptions related to anticipated future sales price and volume, cost structure, discount rates (WACC) and long term growth rates, that are subject to change as business conditions change, and therefore could impact fair values in the future.

The goodwill balance was $203 million as of December 31, 2018 (2017: $205.3 million). The fair values of the US and Canadian CGUs exceeded their carrying values as of the measurement date and, therefore, no impairment was recognised at 2018 year-end.

More information on the impairment review performed by management can be found on note 7 to the financial statements. The Group's accounting policy on goodwill is included in note 4.1 in the "Accounting policies".

How the scope of our audit responded to the key audit matter
Our audit procedures related to the forecasts of sales price and volume, cost structure, discount rates (WACC) and long term growth rates for the US and Canadian CGUs included the following, amongst others:

•

We evaluated the design and implementation and tested the operating effectiveness of relevant controls relating to impairment of goodwill, including those over the forecasts and the selection of the discount rates.

•

We evaluated the reasonableness of management's forecasts by performing an analysis of the volume and prices budgeted for 2019, comparing them to actual figures in 2018 and also by comparing management's forecast prices to benchmark prices based on independently sourced data.

•

We evaluated management's ability to accurately forecast future revenues and operating margins by performing a retrospective analysis comparing 2018 actual results to the 2018 forecast and challenging any potential bias in management's projections. We have also compared the methodology used by Management in comparison with previous years´ analysis.

•

We evaluated the volumes and prices projected for the period 2020-2023 using independent sources of information (such as analyst and industry reports or prices reports) and therefore considering information that could be potentially contradictory to management's forecasts.

•

We considered the impact of changes in the regulatory environment on management's forecasts.

•

With the assistance of our fair value specialists, we evaluated the discount rates (WACC) and long term growth rates, including testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management.

•

Management have engaged external specialists to support the core Discounted Cash Flow ("DCF") approach by using EBITDA multiple approach methodology. With the assistance of our fair value specialists, we evaluated the valuation method used by management's external expert. Our approach included testing the underlying source information, mathematical accuracy of the calculations, and comparing the EBITDA multiples used in management's valuation to those of other comparator companies identified by management's expert.

•

We have evaluated the sensitivity analysis disclosed by the Company by comparing it to outputs of the impairment test that arise by applying significant changes and modifications to the underlying key inputs such as the WACC and, the long-term growth rates.

Key observations	We are satisfied that no impairment of the group's goodwill balance is required and that the sensitivity disclosures in note 7 appropriately illustrate the impact of reasonably possible changes in the key assumptions used in the underlying cash flow forecasts.

Acquisition of Glencore's European Manganese Business

Key audit matter description	The Company completed the acquisition of Glencore's Manganese business (the "acquired business") located in Dunkirk (France) and Mo I Rana (Norway) on February 1, 2018. The acquisition price for the two facilities included an up-front payment on the transaction closing and an earn-out liability payable over eight and a half years up to maximum amount of $60 million, based on the annual performance of each of the acquired plants.

Additionally, simultaneously with the acquisition, the Company reached an agreement with Glencore, designating Glencore as the exclusive buying agent for manganese ore and marketing agent for the sale of manganese alloys, in both cases for a period of ten years, paying commissions on the transactions.

The Company accounted for the acquisition under the acquisition method of accounting for business combinations. The Company utilised the services of third-party valuation consultants, along with internal estimates and assumptions, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilised several appraisal methodologies including market and cost approaches to estimate the fair value of the identifiable net assets acquired.

As a consequence of the initial accounting, the Company has recorded all the assets acquired and the liabilities assumed at fair value, including a liability of $26.2 million related to the payment of the earn-out, resulting in the recording of a gain of $40.1 million from a bargain purchase in the income statement for the year. Management has concluded that the bargain purchase gain arose primarily because the production of manganese alloys was an ancillary business for the seller, coupled with previous weaker manganese alloy pricing in the marketplace.

We identified the fair value of the acquired business as a key audit matter because of the significant judgments and assumptions made by management to estimate the fair values of the assets acquired and the liabilities assumed, including the earn-out liability. This required a high degree of auditor judgment and an increased extent of effort.

This included the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the model used for the purpose of valuing the ongoing cash flows from the acquisition as well as the earn-out payments due to be paid to Glencore.

More information on the transaction and the Group's accounting policy on business combinations can be found in notes 5 and 9 of the consolidated financial statements.

How the scope of our audit responded to the key audit matter
Our audit procedures related to the accounting treatment of the acquisition of Glencore´s manganese business included the following, among others:

•

We evaluated the design and implementation and tested the operating effectiveness of relevant controls over the transaction, including those controls over the assumptions and estimates applied by management.

•

We have performed procedures to obtain an understanding of the business purpose and economic substance of the transaction.

•

With the assistance of our fair value specialists, we evaluated the model used for the purpose of valuing the ongoing cash flows from the acquisition as well as the earn-out liability to be paid to Glencore, including testing the underlying source information, such as budgets, simulation and regression analysis, and the mathematical accuracy of the calculations.

•

With the assistance of our tax specialists, we have evaluated if the commissions to be paid to Glencore for future purchases of manganese ore and sales of manganese alloys have been determined to be at market value, in order to conclude if the related agreement has been recorded at fair value at the acquisition date, as well as in the estimate of future earn-out payments. We have also evaluated the tax impact of the acquisition.

•

We have challenged management's basis for the bargain purchase, in particular, their judgements that both facilities sold by Glencore were not part of their core business and that manganese alloy prices were low in the period prior to the deal. We evaluated the proper accounting of the acquired assets, the liabilities assumed, the recording of the earn-out liability and the gain from a bargain purchase.

Key observations
We are satisfied that the acquisition date fair values recorded by the company and the related bargain purchase gain are appropriate and that the methodology and assumptions applied in valuing the ongoing cash flows from the acquisition and the earn-out liability are reasonable.

Our application of materiality

We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Group financial statements	Parent company financial statements

Materiality	$18.5 million (2017: $13.9 million)	$13.9 million ($11.1 million)

Basis for determining materiality	0.8% (2017: 0.8% million) of revenue	1% (2017: 1%) of total assets capped at 75% of group materiality (2017: 80%).

Rationale for the benchmark applied
	We determined materiality using revenue as the benchmark as we considered this to be the most appropriate measure to assess the performance of the Group, particularly as it is more stable than profit before tax or other profit based measures such as EBITDA.	As the parent company is a non-trading entity and a cost centre, it is considered appropriate to use total assets as the basis for determining materiality.

We agreed with the Audit Committee that we would report to the Committee all audit differences in excess of $0.9 million (2017: $0.7 million) for the group, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds. We also report to the Audit Committee on disclosure matters that we identified when assessing the overall presentation of the financial statements.

An overview of the scope of our audit

The Group's principal operations are in France and Spain and its head office is based in the UK. Our Group audit was scoped by obtaining an understanding of the Group and its environment, including Group-wide controls, and assessing the risks of material misstatement at the Group level. Based on that assessment, as in the prior year, we focused our Group audit scope primarily on the audit work at components in the following countries:

  •
  UK;

  •
  USA;

  •
  Canada;

  •
  France;

  •
  South Africa; and

  •
  Spain

These locations hold the principal business units within the Group's reportable segments. We identified each legal entity in the group as a component and full scope audits were performed on FerroPem SAS in France, Ferroatlantica SAU in Spain and the parent company in the UK. These components, along with other components in the group which were subject to audits of specified balances, account for 92% of the Group's revenue and 89% of the Group's total assets. Our audit work for the components was executed at levels of materiality ranging from $11.1 million to $3.7 million.

At the Group level we also tested the consolidation process and carried out analytical procedures to confirm our conclusion that there were no significant risks of material misstatement in the aggregated financial information of the remaining subsidiaries not subject to full audit or audit of specified account balances, class of transactions or disclosures.

The Group audit team held a Group wide planning meeting to discuss the risk assessment at the start of the audit and subsequently held regular update calls throughout the audit. The Senior Statutory Auditor or another senior member of the Group audit team participated in all of the close meetings, both at the interim and final visits, of the Group's components. The Senior Statutory Auditor or another senior member of the Group audit team carried out a review of the component auditor files.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report including the Strategic Report other than the financial statements and our auditor's report thereon.	We have nothing to report in respect of these matters.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the group's and the parent company's ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or the parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Opinions on other matters prescribed by the Companies Act 2006

In our opinion the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

  •
  the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and

  •
  the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the group and or the parent company and their environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

Matters on which we are required to report by exception

Adequacy of explanations received and accounting records

Under the Companies Act 2006 we are required to report to you if, in our opinion:	We have nothing to report in respect of these matters.
• we have not received all the information and explanations we require for our audit; or
• adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
• the parent company financial statements are not in agreement with the accounting records and returns.

Directors' remuneration

Under the Companies Act 2006 we are also required to report if in our opinion certain disclosures of directors' remuneration have not been made or the part of the directors' remuneration report to be audited is not in agreement with the accounting records and returns.	We have nothing to report in respect of these matters.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Paul Barnett (Senior statutory auditor)

For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
3 June 2019

FERROGLOBE PLC

FINANCIAL STATEMENTS CONTENTS

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2018 AND 2017

	Notes	2018 US$'000	2017 US$'000

ASSETS
Non-current assets
Goodwill	Note 7	202,848	205,287
Other intangible assets	Note 8	51,822	58,658
Property, plant and equipment	Note 9	888,862	917,974
Other non-current financial assets	Note 10	70,343	89,315
Deferred tax assets	Note 22	14,589	5,273
Non-current receivables from related parties	Note 23	2,288	2,400
Other non-current assets	Note 12	10,486	30,059

Total non-current assets		1,241,238	1,308,966
Current assets
Inventories	Note 11	456,970	361,231
Trade and other receivables	Note 10	155,996	111,463
Current receivables from related parties	Note 23	14,226	4,572
Current income tax assets	Note 22	27,404	17,158
Other current financial assets	Note 10	2,523	2,469
Other current assets	Note 12	8,813	9,926
Cash and cash equivalents	Note 10	216,647	184,472

Total current assets		882,579	691,291

Total assets		2,123,817	2,000,257

EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,796
Reserves		941,707	996,380
Translation differences		(207,366)	(164,675)
Valuation adjustments		(11,559)	(16,799)
Result attributable to the Parent		43,661	(678)
Non-controlling interests		116,145	121,734

Total equity	Note 13	884,372	937,758
Non-current liabilities
Deferred income		1,434	3,172
Provisions	Note 15	75,787	82,397
Bank borrowings	Note 16	132,821	—
Obligations under finance leases	Note 17	53,472	69,713
Debt instruments	Note 18	341,657	339,332
Other financial liabilities	Note 19	32,788	49,011
Other non-current liabilities	Note 21	25,030	3,536
Deferred tax liabilities	Note 22	77,379	65,142

Total non-current liabilities		740,368	612,303
Current liabilities
Provisions	Note 15	40,570	33,095
Bank borrowings	Note 16	8,191	1,003
Obligations under finance leases	Note 17	12,999	12,920
Debt instruments	Note 18	10,937	10,938
Other financial liabilities	Note 19	52,524	88,420
Payables to related parties	Note 23	11,128	12,973
Trade and other payables	Note 20	256,823	192,859
Current income tax liabilities	Note 22	2,335	7,419
Other current liabilities	Note 21	103,570	90,569

Total current liabilities		499,077	450,196

Total equity and liabilities		2,123,817	2,000,257

Notes 1 to 30 are an integral part of the consolidated financial statements

          The financial statements were approved by the Board and authorized for issue on 3 June, 2019.

Signed on behalf of the Board.

Pedro Larrea Paguaga
Director

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT FOR 2018, 2017 AND 2016

	Notes	2018 US$'000	2017 US$'000	2016(*) US$'000

Sales	Note 25.1	2,274,038	1,741,693	1,576,037
Cost of sales		(1,447,354)	(1,043,395)	(1,043,412)
Other operating income		46,037	18,199	26,215
Staff costs	Note 25.2	(341,064)	(301,963)	(296,399)
Other operating expense		(283,930)	(239,926)	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	Note 25.3	(119,137)	(104,529)	(125,677)
Impairment losses	Note 25.5	(58,919)	(30,957)	(268,089)
Net (loss) gain due to changes in the value of assets	Note 25.5	(7,623)	7,504	1,891
Gain (loss) on disposal of non-current assets	Note 25.6	14,564	(4,316)	340
Bargain purchase gain	Note 5	40,142	—	—
Other losses	Note 29	—	(2,613)	(40)

Operating profit (loss)		116,754	39,697	(373,080)
Finance income	Note 25.4	5,374	3,708	1,536
Finance costs	Note 25.4	(62,022)	(65,412)	(30,251)
Financial derivative gain (loss)	Note 19	2,838	(6,850)	—
Exchange differences		(14,136)	8,214	(3,513)

Profit (loss) before tax		48,808	(20,643)	(405,308)
Income tax (expense) benefit	Note 22	(24,235)	14,821	46,695

Profit (loss) for the year		24,573	(5,822)	(358,613)
Loss attributable to non-controlling interests	Note 13	19,088	5,144	20,186

Profit (loss) attributable to the Parent		43,661	(678)	(338,427)

Earnings per share

		2018	2017	2016(*)

Profit (loss) attributable to the Parent (US$'000)		43,661	(678)	(338,427)
Weighted average basic shares outstanding		171,406,272	171,949,128	171,838,153
Basic earnings (loss) per ordinary share (US$)	Note 14	0.25	(0.00)	(1.97)
Weighted average basic shares outstanding		171,406,272	171,949,128	171,838,153
Effect of dilutive securities		123,340	—	—
Weighted average dilutive shares outstanding		171,529,612	171,949,128	171,838,153
Diluted earnings (loss) per ordinary share (US$)	Note 14	0.25	(0.00)	(1.97)

(*)
The amounts for 2016 have been re-presented to show the results of the Spanish energy business within profit (loss) from continuing operations, as described in Note 1 to the consolidated financial statements.

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
FOR 2018, 2017 AND 2016

	2018 US$'000	2017 US$'000	2016 US$'000

Net profit (loss)	24,573	(5,822)	(358,613)
Items that will not be reclassified subsequently to income or loss:
Defined benefit obligation	3,568	4,511	4,297
Tax effect	(296)	—	—

Total	3,272	4,511	4,297
Items that may be reclassified subsequently to income or loss:
Arising from cash flow hedges	10,006	(24,171)	—
Translation differences	(45,435)	54,670	(319)
Tax effect	—	—	—

Total income and expense recognized directly in equity	(35,429)	30,499	(319)
Items that have been reclassified to income or loss in the period:
Arising from cash flow hedges	(7,228)	15,138	3,002
Tax effect	(190)	(390)	(751)

Total transfers to income or loss	(7,418)	14,748	2,251
Other comprehensive (loss) income for the year, net of income tax	(39,575)	49,758	6,229

Total comprehensive (loss) income for the year	(15,002)	43,936	(352,384)

Attributable to the Parent	4,976	47,158	(332,198)
Attributable to non-controlling interests	(19,978)	(3,222)	(20,186)

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR 2018, 2017 AND 2016

	Total Amounts Attributable to Owners
	Issued Shares (Thousands)	Share Capital US$'000	Reserves US$'000	Translation Differences US$'000	Valuation Adjustments US$'000	Result for the Year US$'000	Non-controlling Interests US$'000	Total US$'000

Balance at January 1, 2016	171,838	1,288,787	143,170	(217,104)	(18,435)	(43,268)	141,823	1,294,973
Comprehensive (loss) income for 2016	—	—	—	(319)	6,548	(338,427)	(20,186)	(352,384)
Share decrease (net effect)	—	(1,287,068)	1,287,068	—	—	—	—	—
Share issuance costs	—	—	(275)	—	—	—	—	(275)
Dividends paid	—	—	(54,988)	—	—	—	—	(54,988)
Distribution of 2015 loss	—	—	(43,268)	—	—	43,268	—	—
Other changes	—	76	721	—	—	—	3,919	4,716

Balance at December 31, 2016	171,838	1,795	1,332,428	(217,423)	(11,887)	(338,427)	125,556	892,042
Comprehensive income (loss) for 2017	—	—	—	52,748	(4,912)	(678)	(3,222)	43,936
Issue of share capital	139	1	179	—	—	—	—	180
Share-based compensation	—	—	2,405	—	—	—	—	2,405
Distribution of 2016 loss	—	—	(338,427)	—	—	338,427	—	—
Dividends paid to joint venture partner	—	—	—	—	—	—	(7,350)	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	—	—	—	—	—	—	6,750	6,750
Other changes	—	—	(205)	—	—	—	—	(205)

Balance at December 31, 2017	171,977	1,796	996,380	(164,675)	(16,799)	(678)	121,734	937,758
Comprehensive (loss) income for 2018	—	—	—	(44,276)	5,591	43,661	(19,978)	(15,002)
Issue of share capital	40	—	240	—	—	—	—	240
Cash settlement of equity awards	—	—	(680)	—	—	—	—	(680)
Share-based compensation	—	—	2,798	—	—	—	—	2,798
Distribution of 2017 loss	—	—	(678)	—	—	678	—	—
Dividends paid	—	—	(20,642)	—	—	—	—	(20,642)
Own shares acquired	(1,153)	(12)	(20,088)	—	—	—	—	(20,100)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	—	—	(15,623)	1,585	(351)	—	14,389	—

Balance at December 31, 2018	170,864	1,784	941,707	(207,366)	(11,559)	43,661	116,145	884,372

Notes 1 to 30 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS FOR 2018, 2017 AND 2016

	2018 US$'000	2017 US$'000	2016 US$'000

Cash flows from operating activities:
Profit (loss) for the year	24,573	(5,822)	(358,613)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	24,235	(14,821)	(46,695)
Depreciation and amortization charges, operating allowances and write-downs	119,137	104,529	125,677
Finance income	(5,374)	(3,708)	(1,536)
Finance costs	62,022	65,412	30,251
Financial derivative (gain) loss	(2,838)	6,850	—
Exchange differences	14,136	(8,214)	3,513
Impairment losses	58,919	30,957	268,089
Bargain purchase gain	(40,142)	—	—
Loss (gain) due to changes in the value of assets	7,623	(7,504)	(1,891)
(Gain) loss on disposal of non-current assets	(14,564)	4,316	(340)
Share-based compensation	2,798	2,405	—
Other loss	—	2,613	40
Changes in operating assets and liabilities:
(Increase) decrease in inventories	(101,024)	(16,274)	108,207
(Increase) decrease in trade and other receivables	(25,807)	50,168	56,297
Increase in trade and other payables	55,410	17,613	28,572
Other amounts paid due to operating activities	(25,901)	(12,251)	(50,001)
Income tax paid	(36,408)	(26,764)	(10,933)
Interest paid	(43,018)	(39,130)	(29,468)

Net cash provided by operating activities	73,777	150,375	121,169

Cash flows from investing activities:
Interest and finance income received	3,833	952	1,554
Payments due to investments:
Acquisition of subsidiaries	(20,379)	—	—
Other intangible assets	(3,313)	(811)	(4,914)
Property, plant and equipment	(106,136)	(74,616)	(71,119)
Other financial assets	—	(343)	(9,912)
Disposals:
Disposal of subsidiaries	20,533	—	—
Other non-current assets	12,734	—	—
Other	6,853	—	110

Net cash used by investing activities	(85,875)	(74,818)	(84,281)

Cash flows from financing activities:
Dividends paid	(20,642)	—	(54,988)
Payment for debt issuance costs	(4,905)	(16,765)	—
Repayment of other financial liabilities	(33,096)	—	—
Proceeds from debt issuance	—	350,000	—
Increase (decrease) in bank borrowings:
Borrowings	252,200	31,455	124,384
Payments	(106,514)	(453,948)	(81,237)
Proceeds from stock option exercises	240	180	—
Other amounts (paid) received due to financing activities	(13,880)	(24,319)	61,758
Payments to acquire or redeem own shares	(20,100)	—	—

Net cash provided (used) by financing activities	53,303	(113,397)	49,917

Total net cash flows for the year	41,205	(37,840)	86,805

Beginning balance of cash and cash equivalents	184,472	196,982	116,666
Exchange differences on cash and cash equivalents in foreign currencies	(9,030)	25,330	(6,489)

Ending balance of cash and cash equivalents	216,647	184,472	196,982

Notes 1 to 30 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2018, 2017, and 2016

1. General information

          Ferroglobe PLC (the "Parent Company" or "the Parent") is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named 'Velonewco Limited'). The Parent's registered office is 5 Fleet Place, London, ECHM 7RD (United Kingdom).

          Ferroglobe PLC, together with its subsidiaries (the "Company" or "Ferroglobe"), is among the world's largest producers of silicon metal and silicon and manganese-based alloys, important ingredients in a variety of industrial and consumer products. The Company's customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company has been operating hydroelectric plants (hereinafter "energy business") in Spain and France.

          On December 23, 2015, Ferroglobe PLC consummated the acquisition ("Business Combination") of Globe Specialty Metals, Inc. and subsidiaries ("GSM" or "Globe") and Grupo FerroAtlántica, S.A.U. ("FerroAtlántica").

Presentation of results of Spanish energy business

          As described in Note 29 of these financial statements, FerroAtlántica signed an agreement for the sale of its Spanish energy business on December 12, 2016. The results of operations of the division were previously presented as a discontinued operation in the consolidated financial statements for the year ended December 31, 2016 and the assets and liabilities of the business were classified as held for sale in accordance with requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations as of December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the necessary regulatory approvals to divest of these assets and the sale did not proceed. Accordingly, the results of Spanish energy business are presented within continuing operations for the years ended December 31, 2018 and 2017 and the consolidated income statement for the year ended 2016 has been re-presented to show the results of the Spanish energy business within income from continuing operations.

2. Organization and Subsidiaries

          Ferroglobe has a diversified production base consisting of production facilities across the United States, Europe, South America, South Africa and Asia.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

2. Organization and Subsidiaries (Continued)

          The subsidiaries of Ferroglobe as of December 31, 2018, classified by business activity, were as follows:

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Alabama Sand and Gravel, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(1)
Alden Resources, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(2)
Alden Sales Corporation, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
ARL Resources, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(2)
ARL Services, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
Core Metals Group Holdings, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
Core Metals Group, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(4)
Gatliff Services, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(5)
GBG Holdings, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
Globe Metallurgical Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
Globe Metals Enterprises, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
GSM Alloys I, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
GSM Alloys II, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
GSM Enterprises Holdings, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
GSM Enterprises, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
GSM Sales, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
LF Resources, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(3)
Metallurgical Process Materials, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(6)
Norchem, Inc.	—	100.0	Electrometallurgy — North America	Florida — USA(7)
QSIP Canada ULC	—	100.0	Electrometallurgy — North America	Canada(8)
Quebec Silicon General Partner	—	51.0	Electrometallurgy — North America	Canada(9)
Quebec Silicon Limited Partnership	—	51.0	Electrometallurgy — North America	Canada(9)
Tennessee Alloys Company, LLC	—	100.0	Electrometallurgy — North America	Delaware — USA(10)
West Virginia Alloys, Inc.	—	100.0	Electrometallurgy — North America	Delaware — USA(11)
WVA Manufacturing, LLC	—	51.0	Electrometallurgy — North America	Delaware — USA(11)
Cuarzos Industriales, S.A.U.	—	100.0	Electrometallurgy — Europe	A Coruña — Spain(12)
Ferroatlántica del Cinca, S.L.(B)	—	99.9	Electrometallurgy — Europe	Spain(13)
Ferroatlántica, S.A.U.(A)	—	100.0	Electrometallurgy — Europe	Madrid — Spain(13)
Ferroglobe Mangan Norge AS(B)	—	100.0	Electrometallurgy — Europe	Norway(14)
Ferroglobe Manganese France SAS(B)	—	100.0	Electrometallurgy — Europe	France(15)
FerroPem, S.A.S.	—	100.0	Electrometallurgy — Europe	France(16)
Grupo FerroAtlántica, S.A.U	100	100.0	Electrometallurgy — Europe	Madrid — Spain(13)
Kintuck (France) SAS(B)	—	100.0	Electrometallurgy — Europe	France(15)
Kintuck AS(B)	—	100.0	Electrometallurgy — Europe	Norway(17)
Rocas, Arcillas y Minerales, S.A.	—	66.7	Electrometallurgy — Europe	A Coruña — Spain(12)
Rebone Mining (Pty.), Ltd.	—	74.0	Electrometallurgy — South Africa	Polokwane — South Africa(18)
Silicon Smelters (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	Polokwane — South Africa(18)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

2. Organization and Subsidiaries (Continued)

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
Silicon Technology (Pty.), Ltd.	—	100.0	Electrometallurgy — South Africa	South Africa(19)
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	Electrometallurgy — South Africa	Polokwane — South Africa(18)
16 Front Street, LLC	—	100.0	Other segments	Delaware — USA(3)
Actifs Solaires Bécancour, Inc	—	100.0	Other segments	Canada(20)
Cuarzos Indus. de Venezuela (Cuarzoven), S.A.	—	100.0	Other segments	Venezuela(21)
Emix, S.A.S.	—	100.0	Other segments	France(22)
ECPI, Inc.	—	100.0	Other segments	Delaware — USA(3)
FerroAtlántica Canada Company Ltd	—	100.0	Other segments	Canada(23)
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León — Mexico(24)
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela(21)
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany(25)
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil(26)
Ferroatlántica I+D, S.L.U.	—	100.0	Other segments	Madrid — Spain(13)
FerroAtlántica India Private Limited	—	100.0	Other segments	India(27)
FerroAtlántica International Ltd(C)	—	100.0	Other segments	United Kingdom(28)
Ferroatlántica, S.A.U.(A)	—	100.0	Other segments	Madrid — Spain(13)
Ferroglobe Services (UK) Ltd(C)	100	100.0	Other segments	United Kingdom(28)
FerroManganese Mauritania SARL	—	90.0	Other segments	Mauritania(29)
Ferroquartz Company Inc.	—	100.0	Other segments	Canada(30)
Ferroquartz Holdings, Ltd (Hong Kong)	—	100.0	Other segments	Hong Kong(31)
FerroQuartz Mauritania SARL	—	90.0	Other segments	Mauritania(29)
FerroQuébec Company Inc.	—	100.0	Other segments	Canada(23)
Ferrosolar OPCO Group SL.	—	75.0	Other segments	Spain(13)
Ferrosolar R&D SL.	—	51.0	Other segments	Spain(13)
FerroTambao, SARL	—	90.0	Other segments	Burkina Faso(32)
Ganzi Ferroatlántica Silicon Industry Company, Ltd.	—	75.0	Other segments	Sichuan — China(33)
GBG Financial LLC	—	100.0	Other segments	Delaware — USA(3)
GBG Holdings, LLC	—	100.0	Other segments	Delaware — USA(3)
Globe Argentina Holdco, LLC	—	100.0	Other segments	Delaware — USA(3)
Globe BG, LLC	—	100.0	Other segments	Delaware — USA(3)
Globe LSE, Inc.	—	100.0	Other segments	Delaware — USA(3)
Globe Metales S.R.L.	—	100.0	Other segments	Argentina(34)
Globe Metallurgical Carbon, LLC	—	100.0	Other segments	Delaware — USA(3)
Globe Specialty Metals, Inc.	100	100.0	Other segments	Delaware — USA(35)
GSM Financial, Inc.	—	100.0	Other segments	Delaware — USA(3)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

2. Organization and Subsidiaries (Continued)

	Percentage of Ownership
	Direct	Total	Line of Business	Registered
GSM Netherlands, BV	—	100.0	Other segments	Netherlands(36)
Laurel Ford Resources, Inc.	—	100.0	Other segments	Delaware — USA(3)
Mangshi FerroAtlántica Mining Indus. Serv. Ltd	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China(37)
Mangshi Sinice Silicon Industry Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China(37)
MST Financial Holdings, LLC	—	100.0	Other segments	Delaware — USA(3)
MST Financial, LLC	—	100.0	Other segments	Delaware — USA(3)
MST Resources, LLC	—	100.0	Other segments	Delaware — USA(3)
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China(38)
Photosil Industries, SAS	—	100.0	Other segments	France(39)
Silicio Ferrosolar, SLU	—	100.0	Other segments	Spain(13)
Solsil, Inc.	—	92.4	Other segments	Delaware — USA(3)
Ultra Core Polska (UCP)	—	100.0	Other segments	Poland(40)
Ultracore Energy SA	—	100.0	Other segments	Argentina(34)

A.
FerroAtlántica, S.A.U. carries out business activities in both the Electrometallurgy — Europe and Other segments — Energy

B.
Entered the scope of consolidation during 2018.

C.
These UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 December 2018. The registered number of Ferroglobe Services (UK) Ltd is 10013945 and FerroAtlantica International Limited is 09150581.

(1)
2125 Country Road 19N, Prattville AL 36067-8262, United States

(2)
332 West Cumberland Gap Pkwy, Suite 100, Corbin KY 40701, United States

(3)
1595 Sparling Road, Waterford OH 45786, United States

(4)
324 1/2 Penco Road, Weirton WV 26062, United States

(5)
8555 East Highway 904, Williamsburg KY 40769, United States

(6)
133 Franklin Street, Aurora IN 47001, United States

(7)
985 Seaway Drive, Suite-A, Fort Pierce FL 34949, United States

(8)
Suite 900, 1959 Upper Water Street, PO Box 997, Halifax NS B3J 2X2, Canada

(9)
6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

(10)
101 Garner Road, Bridgeport AL 35740, United States

(11)
Route 60 East, Alloy WV 25002, United States

(12)
Lugar San Pedro de Vilanova, s/n — Vedra, A Coruña, Spain

(13)
Pº Castellana , Nº 259-D Planta 49ª, 28046, Madrid, Spain

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

2. Organization and Subsidiaries (Continued)

(14)
Mo Industripark, 8624 Mo-i-Rana, Norway

(15)
Route De L'Ecluse , de Mardyck, 59792, Grande Synthe, France

(16)
517, Av. de la Boisse., Chambery, France

(17)
Mo Industripark, 8601 Mo-i-Rana, Norway

(18)
Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa

(19)
Blairgowrie Drive, PO Box 1, Ballengeich, 2942, South Africa

(20)
Yvon-Trudeau Street, Bécancour Québec, Canada

(21)
Av. Fuerzas Armadas. Sector Punta Cuchillos. , Puerto Ordaz (Bolívar), Venezuela

(22)
Parc d'Activités de la Croisière , Saint Maurice La Souterraine, 23300, France

(23)
32 Plante Street, Port-Cartier Québec G5B 2E4, Canada

(24)
Mezcal, 207. Condominios La Antigua (Nuevo León), Mexico

(25)
30, Hatzper Street. — Essen, Germany

(26)
Rodovia GO 241KM22- CEP 73, Cavalcante, Goiàs, 790-000, Brazil

(27)
Khaitan & Co. 13th Floor, One Indiabulls Centre, Elephinston Road, India

(28)
5 Fleet Place, London, England, EC4M 7RD, United Kingdom

(29)
C80 , Rue 26014, Ksar Ouest, Nouakchott, Mauritania

(30)
1000 De La Gauchetière Street West, Suite 2500, Montréal H3B 0A2, Canada

(31)
Unit Miramar Tower, 132 Nathan Road, Tsimshatsui, Khowloon, Hong Kong

(32)
01 BP 5853 Ouagadougou 01, rue Zuug-Suiga nº 929 ZAD, Secteur 30, Tambao, Burkina Faso

(33)
Times Plaza 23 F-9. ZongFu Road, 2. Chengdu (Sichuan), China

(34)
Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

(35)
80 SW 8th Street, Suite 2018, Miami FL 33130, United States

(36)
Luna Arena, Herikerbergweg 238, 1101 CM Amsterdam, Netherlands

(37)
Mangnong Village, Fengping Town, Mangshi City, Dehong Prefecture, Yunnan Province, China

(38)
Chonggang Industry Zone, Pingluo County, Shizuishan City, Ningxia, China

(39)
Av. De la Boisse, 517 Chambery, France

(40)
Piotra i Pawła 1, 72-015 Police, Poland

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

2. Organization and Subsidiaries (Continued)

          Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

  •
  has power over the investee;

  •
  is exposed, or has rights, to variable returns from its involvement with the investee; and

  •
  has the ability to use its power over the investee to affect the amount of the investor's returns.

          The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power, including:

  •
  the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

  •
  potential voting rights held by the Company, other vote holders or other parties;

  •
  rights arising from other contractual arrangements; and

  •
  any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders' meetings.

          Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

          The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IAS 39 either in the income statement or in the statement of comprehensive (loss) income. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's identifiable net assets.

          Profit or loss for the period and each component of other comprehensive (loss) income are attributed to the owners of the Company and to the non-controlling interests. The Company attributes total comprehensive (loss) income to the owners of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

2. Organization and Subsidiaries (Continued)

          All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

3. Basis of presentation and basis of consolidation

          These consolidated financial statements have been issued in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Interpretations Committee (collectively "IFRS") and the Companies Act 2006 applicable to companies reporting under IFRS.

          All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

          The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

3.1    Going concern

          The Company meets its working capital needs through its cash reserves and banking facilities.

          At December 31, 2018 the Company held cash and cash equivalents of $216,647 thousand (2017: $184,472 thousand) and bank borrowings under a $250,000 thousand revolving credit facility.

          The Company generated net cash flows of $73,777 thousand provided by operating activities during the year ended December 31, 2018 (2017: $150,375 thousand).

          The purpose of the Company's liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company's main sources of financing are as follows:

  •
  $350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the "Issuers") on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

  •
  $200,000 thousand Revolving Credit Facility. Loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed until the maturity of the facility in February 2021. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). At December 31, 2018 $139,325 thousand was utilized, including letters of credit (2017: nil) (see Note 30).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

  •
  Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022 (see Note 17).

          The Indenture governing the Company's Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest in the event of a change of control. A change in control is defined in the Indenture as the occurrence of any of the following:

  1.
  If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company's voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

  2.
  If the Company sells or otherwise disposes of all or substantially all of its assets;

  3.
  If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or

  4.
  If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

          GVM currently owns approximately 54% of the Company's voting stock and it is the Company's understanding that a significant majority of GVM's shares in the Company are pledged as collateral for GVM's obligations to certain of its lenders ("GVM Lenders"). An enforcement by the GVM Lenders of their security over GVM's shares will not automatically give rise to a change of control. There are contractual provisions in place that limit the likelihood of a change of control arising as a result of any such enforcement. These include a limitation on the number of shares that a GVM Lender is entitled to hold (individually or as a part of a group) to no more than 19% of the Company's outstanding shares and a prohibition on the sale of shares by or on behalf of the GVM Lenders to any purchaser other than one who is believed to be a passive investor who would, following the acquisition, own no more than 15% of the Company's outstanding share capital.

          A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company's outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. So long as GVM maintains its current shareholding, that cannot occur. The position would be less clear following an enforcement and sale of shares by the GVM Lenders to a number of purchasers (per the terms above), as the contractual restrictions on share holdings then may cease to apply. Even so, building a significant stake in the Company would impose disclosure obligations on such a purchaser and is unlikely to occur on an unforeseen or precipitate basis.

          Based on our review of the provisions cited above, the Company has concluded that a change of control as defined in the Indenture is unlikely to occur and, accordingly, that the requirement to offer to redeem the Notes at the above-referenced premium is unlikely. Even if such

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

unlikely developments were to occur, the Company believes it would have access to the credit markets and could utilize other cash generating initiatives, such as permitted divestitures of non-core assets, in order to meet its obligation to offer to redeem the Notes and fulfill such redemption on a timely basis.

          Further, on February 22, 2019, the Company amended its Revolving Credit Facility to afford the Company additional flexibility under its financial maintenance covenants during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020.

          The Company is committed to continuing to enhance its liquidity and strengthen its capital structure and, as such, is pursuing alternative financing arrangements to eliminate the risk of leverage-based financial covenants. Further, the Company continues to divest non-core assets (including the assets whose divestiture is described as a "subsequent event" in Note 30).

          The directors have, at the time of approving the financial statements, a reasonable expectation that the Company and its subsidiaries have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing the financial statements.

3.2    International financial reporting standards

Application of new accounting standards

New and amended standards and interpretations adopted by the Company

          Standards, interpretations and amendments effective from January 1, 2018, applied by the Company in the preparation of these consolidated financial statements:

  •
  IFRS 9 'Financial Instruments'

  •
  IFRS 15 'Revenue from Contracts with Customers'

  •
  IFRS 2 (Amendment) 'Classification and Measurement of Share-based Payment Transactions'

  •
  IFRS 4 (Amendment). 'Applying IFRS 9 'Financial Instruments' with IFRS 4 'Insurance Contracts"

  •
  IFRIC Interpretation 22 'Foreign Currency Transactions and Advance Consideration'

  •
  Annual improvements cycle to IFRS 2014-2016

  •
  IAS 40 (Amendment) 'Transfers of Investments Property'

          The impacts of applying IFRS 9 and IFRS 15 for the first time are discussed further below. The applications of the other amendments and interpretations above did not have an impact on the consolidated financial statements of the Company. The Company has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

Adoption of IFRS 9 — Financial Instruments

          IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities, introduces a new impairment model for financial assets, as well as new rules for hedge accounting. The standard replaced IAS 39 — Financial Instruments: Recognition and Measurement, in its entirety. Ferroglobe adopted IFRS 9 and the related consequential amendments to other IFRSs in the financial reporting period beginning January 1, 2018. The Company has applied the new standard in accordance with the transition provisions of IFRS 9. Comparatives have not been restated. There were no adjustments to opening reserves at January 1, 2018. The Company's revised accounting policies in relation to financial instruments are provided in Notes 4.5 and 4.6.

          Classification and measurement: IFRS 9 provides a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics. For financial liabilities the existing classification and measurement requirements of IAS 39 are largely retained. The principal change in classification was that those financial assets previously classified as "loans and receivables" under IAS 39 are now classified as "financial assets measured at amortized cost" (for further details see Note 10). There were no changes in measurement as a result of adopting IFRS 9.

          Derecognition of financial liabilities: IFRS 9 sets out that when the terms of a financial liability are modified without this resulting in derecognition, a gain or loss should be recognized. This modification gain or loss is equal to the difference between the present value of the cash flows under the original and modified terms discounted at the original effective interest rate. Previously, under IAS 39, this gain or loss was amortized over the life of the modified financial liability through the effective interest rate. At January 1, 2018, Ferroglobe has no outstanding financial liabilities that had previously been modified and therefore there was no impact to the Company's statement of financial position upon adoption of IFRS 9. The accounting for any future modifications would follow IFRS 9.

          Impairment: IFRS 9 introduced a forward-looking expected credit loss model that may result in earlier recognition of credit losses than the incurred loss model of IAS 39. The simplified approach was used for trade and other receivables. Substantially all of the Company's trade receivables in the US, Canada, France and Spain are sold and derecognized pursuant to an accounts receivable securitization program (see Note 10). Given the short-term nature of the majority of Ferroglobe's remaining financial assets, the low level of credit losses and the Company's active management of credit risk, the effects of the change in impairment model were assessed to be immaterial.

          Hedge accounting: IFRS 9 simplified hedge accounting requirements and more closely aligned them to an entity's risk management strategy. Upon adoption of IFRS 9, Ferroglobe's existing hedge relationship continued to qualify as an effective cash flow hedge and there was no impact of the standard on the Company's statement of financial position at January 1, 2018. IFRS 9 has also clarified that when measuring ineffectiveness in a hedging relationship, currency basis is an item that that is present in certain derivatives, such as Ferroglobe's cross currency swap (see Note 19), but not in the hedged item. This difference may result in increased ineffectiveness and

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

volatility in Ferroglobe's profit or loss in the future, but the impact of this to date has not been material.

Adoption of IFRS 15 — Revenue from Contracts with Customers

          IFRS 15 provides a single model of accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations. The standard replaced all existing revenue standards and interpretations in IFRS. Ferroglobe adopted IFRS 15 for the financial reporting period beginning January 1, 2018.

          The Company's revised accounting policy in relation to revenue is provided in Note 4.16.

          Under IFRS 15, revenue from contracts with customers is recognized when or as the Company satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service. The transfer of control of silicon metal, silicon-based specialty alloys, ferroalloys and other items sold by the Company usually coincides with title passing to the customer and as guided by the Incoterms. The Company principally satisfies its performance obligations at a point in time and the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The accounting for revenue under IFRS 15 does not, therefore, represent a substantive change from the Company's previous practice for recognizing revenue from sales to customers. The Company identified certain minor changes in accounting relating to its revenue from contracts with customers but the new standard had no material effect on the group's net assets as at January 1, 2018 and so no transition adjustment is presented.

New and amended standards and interpretations not yet adopted

          Certain new accounting standards and interpretations have been published that are not mandatory for the reporting period ended December 31, 2018 and have not been early adopted by the Company. With the exception of IFRS 16 'Leases', which is discussed further below, there are no standards or interpretations that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

IFRS 16 — Leases

          IFRS 16 Leases replaces the existing standard on accounting for leases, IAS 17, and the related interpretations. The Company will apply the standard from its mandatory adoption date of January 1, 2019 and will transition to the standard in accordance with the modified retrospective approach; the prior year figures will not be adjusted. The analysis conducted as part of the Company-wide project on initial application indicated that IFRS 16 will have a material effect on

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

components of the consolidated financial statements and the presentation of the net assets, financial position and results of operations of Ferroglobe:

          Balance sheet: IFRS 16 requires lessees to adopt a uniform approach to the presentation of leases. In future, assets must be recognized for the right of use received and liabilities must be recognized for the payment obligations entered into for all leases. The Company will make use of the relief options provided for leases of low-value assets and short-term leases (shorter than twelve months). In contrast, the accounting requirements for lessors remain largely unchanged, particularly with regard to the continued requirements to classify leases according to IAS 17. For leases that have been classified to date as operating leases in accordance with IAS 17, the lease liability will be recognized at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at the time the standard is first applied. The right-of-use asset will generally be measured at the amount of the lease liability. Advance payments and liabilities from the previous financial year will also be accounted for. The analysis conducted as part of the Company-wide project on initial application indicated the probable recognition of lease liabilities in the balance sheet totaling around $28,250 thousand (January 1, 2019) as a result of the transition. Retained earnings will not change on initial application. Net debt will rise accordingly due to the material increase in lease liabilities.

          Income statement: In contrast to the presentation to date of operating lease expenses, in future depreciation charges on right-of-use assets and the interest expense from unwinding of the discount on the lease liabilities will be recognized. In 2019 this change is expected to decrease other operating expenses by $9,684 thousand and increase depreciation expense and finance costs by $8,890 thousand and $1,215 thousand, respectively.

          Cash flow statement: The change in presentation of operating lease expenses will result in a corresponding improvement of cash flows from operating activities and a decline in cash flows from financing activities.

3.3    Currency

          The Parent's functional currency is the Euro. The functional currencies of subsidiaries are determined by the primary economic environment in which each subsidiary operates.

          The reporting currency of the Company is U.S. Dollars and as such the accompanying results and financial position have been translated pursuant to the provisions indicated in IAS 21.

          All differences arising from the aforementioned translation are recognized in equity under "Translation differences".

          Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statement when the gain or loss on disposal is recognized.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

3.4    Responsibility for the information and use of estimates

          The information in these consolidated financial statements is the responsibility of Ferroglobe's management.

          Certain assumptions and estimates were made by management in the preparation of these consolidated financial statements, including:

  •
  The impairment losses on certain assets, including property, plant and equipment and goodwill.

  •
  The useful life of property, plant and equipment and intangible assets.

  •
  The fair value of certain unquoted financial assets.

  •
  The assumptions used in the actuarial calculation of pension liabilities.

  •
  The discount rate used to calculate the present value of certain collection rights and payment obligations.

  •
  Provisions for contingencies and environmental liabilities.

  •
  The calculation of income tax and of deferred tax assets and liabilities.

          The Company based its estimates and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates. Changes in accounting estimates are applied in accordance with IAS 8.

          At the date of preparation of these consolidated financial statements no events had taken place that might constitute a significant source of uncertainty regarding the accounting effect that such events might have in future reporting periods.

3.5    Basis of consolidation

          The financial statements of the subsidiaries are fully consolidated with those of the Parent. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated in consolidation.

          Non-controlling interests are presented in "Equity — Non-controlling interests" in the consolidated statement of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under "Loss attributable to non-controlling interests" in the consolidated income statement.

          When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

3.6    Critical accounting judgements and key sources of estimation uncertainty

          In the application of the Company's accounting policies, which are described in Note 4, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

          The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Company's accounting policies

          The following are the critical judgements, apart from those involving estimations (which are dealt with separately below), that the directors have made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Accounts receivable securitization

          On July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables held by the Company's subsidiaries in the US, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE").

          The Company has concluded that it does not control the SPE and therefore does not consolidate it.

          When trade receivables are sold to the SPE, the Company derecognizes these financial assets and separately recognizes as assets any rights created in the transfer. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

          Further details of the Program and the Company's judgements in relation to control of the SPE and derecognition of trade receivables are set out in Note 10.

Key sources of estimation of uncertainty

          The key assumptions concerning the future, and other key sources of estimating uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, are discussed below.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

Impairment of goodwill

          Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. Impairment testing for goodwill is carried out at a cash-generating unit level, and the Company performs its annual impairment test at the end of each annual reporting period (December 31). The estimate of the recoverable value of cash-generating units requires significant judgment in the evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on business plans most recently approved by the Board of Directors. The carrying amount of goodwill at the balance sheet date was $202,848 thousand with no impairment loss recorded during the period. Details of the impairment assessment and its sensitivity to changes in assumptions are set out in Note 7.

Contingent consideration arising from business combinations

          Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows.

          The Company has a contingent consideration arrangement with the former owners of Kintuck (France) SAS and Kintuck AS based on a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition. The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. Future developments may require further revisions to the estimate. For further information see Note 5.

Pension obligations

          The present value of pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligations. The carrying value of the Company's provision for pensions at December 31, 2018 was $52,726 thousand. Further details on the assumptions used are set out in Note 15.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

3. Basis of presentation and basis of consolidation (Continued)

Provisions and contingent liabilities

          In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters.

          The Company recognizes a provision when it has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

          Contingent liabilities are disclosed and not recognized.

          Contingent liabilities may develop in a way not initially expected. Therefore, they are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If such an outflow becomes probable, a provision is recognized in the financial statements in the period in which the change in probability occurs.

          Provisions are disclosed in Note 15 and contingent liabilities are disclosed in Note 24.

4. Accounting policies

          The principal IFRS accounting policies applied in preparing these consolidated financial statements were in effect at the date of preparation are described below.

4.1    Goodwill

          Goodwill arising on consolidation represents the excess of the cost of acquisition over the Company's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

          Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

  1.
  If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets (or reducing the value of the liabilities) whose market values were higher (lower) than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets (liabilities) of the Company amortization, accrual, etc.

  2.
  If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated statement of financial position provided that the fair value at the date of acquisition can be measured reliably.

  3.
  The remaining amount is recognized as goodwill, which is allocated to one or more specific cash-generating units.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer for future economic benefits from assets of the acquired company that are not capable of being individually identified and separately recognized.

          On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

4.2    Other intangible assets

          Other intangible assets are assets without physical substance which can be individually identified either because they are separable or because they arise as a result of a legal or contractual right or of a legal transaction or were developed by the consolidated companies. Only intangible assets whose value can be measured reliably and from which the Company expects to obtain future economic benefits are recognized in the consolidated statement of financial position.

          Intangible assets are recognized initially at acquisition or production cost. The aforementioned cost is amortized systematically over each asset's useful life. At each reporting date, these assets are measured at acquisition cost less accumulated amortization and any accumulated impairment losses, if any. The Company reviews amortization periods and amortization methods for finite-lived intangible assets at the end of each fiscal year.

          The Company's main intangible assets are as follows:

Development expenditures

          Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and high probability that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and ten years.

          Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

          Power supply agreements are amortized on a straight-line basis over the term in which the agreement is effective.

Rights of use

          Rights of use granted are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

Computer software

          Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis over two to five years.

          Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

Other intangible assets

          Other intangible assets include:

  •
  Supply agreements which are amortized in accordance with their estimated useful lives (see Note 8).

  •
  CO2 emissions allowances ("rights held emit greenhouse gasses") which are not amortized, but rather are expensed when used (see Note 4.20).

4.3    Property, plant and equipment

Cost

          Property, plant and equipment for our own use are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

          When the construction and start-up of non-current assets require a substantial period of time, the borrowing costs incurred over that period are capitalized.

          The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statement for the year in which they are incurred.

          Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

          Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

Depreciation

          The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of Estimated Useful Life

Properties for own use	25 - 50
Plant and machinery	8 - 20
Tools	12.5 - 15
Furniture and fixtures	10 - 15
Computer hardware	4 - 8
Transport equipment	10 - 15

          Land included within property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

Environment

          The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.

4.4    Impairment of property, plant and equipment, intangible assets and goodwill

          In order to ascertain whether its assets have become impaired, the Company compares their carrying amount with their recoverable amount at the end of the reporting period, or more frequently if there are indications that the assets might have become impaired. Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

          Recoverable amount is the higher of:

  •
  Fair value: the price that would be agreed upon by two independent parties, less estimated costs to sell, and

  •
  Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under "Impairment losses" in the consolidated income statement.

          Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as "Other income" in the consolidated income statement.

          The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5    Financial instruments

          Financial assets and financial liabilities are recognized in the Company's statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

          Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

          The Company has elected to apply the limited exemption in IFRS 9 relating to classification, measurement and impairment requirements for financial instruments, and accordingly comparative periods have not been restated and remain in line with the previous standard IAS 39 "Financial Instruments: Recognition and Measurement". For further understanding of the impact of the transition to IFRS 9, refer to Note 3.

Financial assets

          From January 1, 2018, the Company classifies its financial assets into the following categories: those to be measured subsequently at fair value (either through other comprehensive income or through profit or loss) and those to be measured at amortized cost. The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at amortized cost

          Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method if the time value of money is significant. Gains and losses are recognized

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

in profit or loss when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

Financial assets measured at fair value through other comprehensive income

          Debt instruments are classified as measured at fair value through other comprehensive income when they are held in a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All movements in the fair value of these financial assets are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest income calculated using the effective interest method and foreign exchange gains and losses. When the financial asset is derecognized, the cumulative fair value gain or loss previously recognized in other comprehensive income is reclassified to the income statement.

          Equity instruments are classified as measured at fair value through other comprehensive income if, on initial recognition, the Company makes an irrevocable election to designate the instrument as at fair value through other comprehensive income. The election is made on an instrument-by-instrument basis and is not permitted if the equity investment is held for trading. Fair value gains or losses on revaluation of such equity investments are recognized in other comprehensive income and accumulated in the valuation adjustments reserve. When the equity investment is derecognized, there is no reclassification of fair value gains or losses previously recognized in other comprehensive income to the income statement. Dividends are recognized in the income statement when the right to receive payment is established.

Financial assets measured at fair value through profit or loss

          Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes loans associated with the Company's accounts receivable securitization program and certain equity investments in listed companies.

Derecognition of financial assets

          The Company derecognizes a financial asset when:

  •
  the rights to receive cash flows from the asset have expired; or

  •
  the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

    transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

          On derecognition of a financial asset in its entirety, the difference between the asset's carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

          If the Company retains substantially all of the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Impairment of financial assets

          The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in profit and loss. For trade receivables, a simplified impairment approach is applied recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

          The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company's recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Financial liabilities

          The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

          Financial liabilities that meet the definition of held for trading are classified as measured at fair value through profit or loss. Such liabilities are carried on the balance sheet at fair value with gains or losses recognized in the income statement. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

Derivatives designated as hedging instruments in an effective hedge

          These derivatives are carried on the balance sheet at fair value. The treatment of gains and losses arising from revaluation is described below in the accounting policy for derivative financial instruments and hedging activities.

Financial liabilities measured at amortized cost

          This is the category most relevant to the Company and comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.

          After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.

Derecognition of financial liabilities

          The Company derecognizes financial liabilities when, and only when, the Company's obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. When the Company exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in profit or loss as a modification gain or loss.

4.6    Derivative financial instruments and hedging activities

          In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as a result of its business activities, the Company uses derivative financial instruments, such as cross currency swaps and interest rate swaps.

          The Company's derivative financial instruments are set out in Note 19 to these consolidated financial statements and the Company's financial risk management policies are set out in Note 27.

          Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

the nature of the hedge relationship. The gain or loss recognized in respect of derivatives that are not designated and effective as a hedging instrument is recognized in the consolidated income statement in the line item financial derivative gain (loss).

          A derivative with a positive fair value is recognized as a financial asset within the line item other financial assets whereas a derivative with a negative fair value is recognized as a financial liability within the line item other financial liabilities. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months.

Hedge accounting

          The Company designates certain derivatives as cash flow hedges. For further details, see Note 19 of the consolidated financial statements.

          At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

          The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss and is included in the financial derivative gain (loss) line item.

          Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

          Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

4.7    Fair value measurement

          Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: in the principal market for the asset or liability; or in the absence of a principal market, in the most advantageous market for the asset or liability.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

          The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

          All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

  •
  Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

  •
  Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

  •
  Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

          For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 28.

4.8    Inventories

          Inventories comprise assets (goods) which:

  •
  Are held for sale in the ordinary course of business (finished goods); or

  •
  Are in the process of production for such sale (work in progress); or

  •
  Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

          Inventories are stated at the lower of acquisition or production cost and net realizable value. The cost of each inventory item is generally calculated as follows:

  •
  Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

  •
  Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

          Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

          Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

          The consumption of inventories is recognized as an expense in "Cost of sales" in the consolidated income statement in the period in which the revenue from their sale is recognized.

4.9    Biological assets

          The Company recognizes biological assets when:

  •
  It controls the asset as a result of past events;

  •
  It is probable that future economic benefits associated with the asset will flow to the entity; and

  •
  The fair value or cost of the asset can be measured reliably.

          Biological assets are measured at fair value less estimated costs to sell.

          The gains or losses arising on the initial recognition of a biological asset at fair value less costs to sell are included in the consolidated income statement for the period in which they arise.

4.10  Cash and cash equivalents

          The Company classifies under "Cash and cash equivalents" any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into cash within three months and are subject to an insignificant risk of changes in value.

4.11  Provisions and contingencies

          When preparing the consolidated financial statements, the Parent's directors made a distinction between:

  •
  Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and

  •
  Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

  •
  Contingent assets: possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed, as required by IAS 37 (see Note 24).

          Provisions are classified as current or non-current based on the estimated period of time in which the obligations covered by them will have to be met. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

          "Provisions" includes the provisions for pension and similar obligations assumed; provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; and provisions for medium- and long- term employee incentives.

          Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements in the period in which the change occurs.

Defined contribution plans

          Certain employees have defined contribution plans which conform to the Spanish Pension Plans and Funds Law. The main features of these plans are as follows:

  •
  They are mixed plans covering the benefits for retirement, disability and death of the participants.

  •
  The sponsor undertakes to make monthly contributions of certain percentages of current employees' salaries to external pension funds.

          The annual cost of these plans is recognized under Staff costs in the consolidated income statement.

Defined benefit plans

          IAS 19, Employee Benefits requires defined benefit plans to be accounted for:

  •
  Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods.

  •
  Discounting those benefits in order to determine the present value of the obligation.

  •
  Determining the fair value of any plan assets.

  •
  Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          The amount recognized as a benefit liability arising from a defined benefit plan is the total net sum of:

  •
  The present value of the obligations.

  •
  Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

          The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under "Provisions" in the consolidated statement of financial position, on the basis of their expected due payment dates. All plan assets are separately from the rest of the Company's assets.

Environmental provisions

          Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

          The balance of provisions and disclosures disclosed in Notes 15 and 24 reflects management's best estimation of the potential exposure as of the date of preparation of these financial statements.

4.12  Leases

          Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership, which usually has the option to purchase the assets at the end of the lease under the terms agreed upon when the lease was arranged. All other leases are classified as operating leases.

Finance leases

          At the commencement of the lease term, the Company recognizes finance leases as assets and liabilities in the consolidated statement of financial position at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. To calculate the present value of the lease payments the interest rate stipulated in the finance lease is used.

          The cost of assets acquired under finance leases is presented in the consolidated statement of financial position on the basis of the nature of the leased asset. The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

          Finance charges are recognized over the lease term on a time proportion basis.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

Operating leases

          In operating leases, the ownership of the leased asset and substantially all the risks and rewards relating to the leased asset remain with the lessor.

          Lease income and expenses from operating leases are credited or charged to income on an accrual basis depending on whether the Company acts as the lessor or lessee.

4.13  Current assets and liabilities

          In general, assets and liabilities are classified as current or non-current based on the Company's operating cycle. However, in view of the diverse nature of the activities carried on by the Company, in which the duration of the operating cycle differs from one activity to the next, in general assets and liabilities expected to be settled or fall due within twelve months from the end of the reporting period are classified as current items and those which fall due or will be settled within more than twelve months are classified as non-current items.

4.14  Income taxes

          Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

          The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the income statement because it is determined in accordance with the rules established by the applicable taxation authorities which includes temporary differences, permanent differences, and available credits and incentives.

          The Company's deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, carry-forward of unused tax credits and losses, to the extent that it is probably that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized. The deferred tax assets and liabilities that have been recognized are reassessed at the end of each reporting period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

          Income tax payable is the result of applying the applicable tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          Income tax expense is recognized in the consolidated income statement, except to the extent that it arises from a transaction which is recognized directly to "consolidated equity", in which case the tax is recognized directly to "consolidated equity."

          Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

4.15  Foreign currency transactions

          Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

          Subsequently, at each reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the rates prevailing on that date.

          Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statement for the year.

          Note 4.6 details the Company's accounting policies for these derivative financial instruments. Also, Note 27 to these consolidated financial statements details the financial risk policies of Ferroglobe.

4.16  Revenue recognition

          The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

          In the Company's electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2010 issued by International Chamber of Commerce.

          In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer's premises. There may be circumstances when judgment is required based on the five indicators of control below.

  •
  The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

  •
  The customer has a present obligation to pay in accordance with the terms of the sales contract.

  •
  The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

  •
  The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.

  •
  The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

          Where the Company sells on 'C' terms (e.g., CIF, CIP, CFR and CPT), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Revenue attributable to freight and insurance services is not usually material.

          Where the Company sells on 'D' terms (e.g., DDP, DAP and DAT), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

          Where the Company sells on 'F' terms (e.g., FCA and FOB), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

          The Company's products are sold to customers under contracts which vary in tenure and pricing mechanisms. The majority of pricing terms are either fixed or index-based for monthly, quarterly or annual periods, with a smaller proportion of volumes being sold on the spot market.

          Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognized at the contracted price as this reflects the stand-alone selling price. Sales revenue excludes any applicable sales taxes.

          Physical exchanges with counterparties in the same line of business in order to facilitate sales to customers are reported net, as are sales and purchases made with a common counterparty, as part of an arrangement similar to a physical exchange.

          Revenue from the energy business is based on the power generated and put on the market at regulated prices and is recognized when the energy produced is transferred to the power network.

          Interest income is recognized as the interest accrues using the effective interest rate, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          Dividend income from investments is recognized when the shareholders' right to receive the payment is established.

4.17  Expense recognition

          Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

          An expense is recognized in the consolidated income statement when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statement when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.18  Grants

          Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

4.19  Termination benefits

          Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The payments for termination benefits, when they arise, are charged as an expense when the decision to terminate the employment relationship is taken.

4.20  CO2 emission allowances

          CO2 emission allowances are measured at cost of acquisition. Allowances acquired free of charge under governmental schemes are initially measured at market value at the date received. At the same time, a grant is recognized for the same amount under "deferred income".

          Emissions allowances are not amortized, but rather are expensed when used.

          At year end, the Company assesses whether the carrying amount of the allowances exceeds their market value in order to determine whether there are indicators of impairment. If there are such indicators, the Company determines whether these allowances will be used in the production process or earmarked for sale, in which case the necessary impairment losses would be recognized. Provisions are released when the factors leading to the valuation adjustment have ceased to exist.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

          A provision for liabilities and charges is recognized for expenses related to the emission of greenhouse gases. This provision is maintained until the company is required to settle the liability by surrendering the corresponding emission allowances. These expenses are accrued as greenhouse gases are emitted.

          When an expense is recognized for allowances acquired free of charge, the corresponding "deferred income" is taken to operating income. The Company derecognizes allowances surrendered at their carrying amount and recognizes those received at their fair value when received. The difference between both values is recognized as "deferred income".

4.21  Share-based compensation

          The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

4.22  Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

          Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

          Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

          Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

4.23  Consolidated statement of cash flows

          The following terms are used in the consolidated statement of cash flows, prepared using the indirect method, with the meanings specified as follows:

  1.
  Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

4. Accounting policies (Continued)

  2.
  Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

  3.
  Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

  4.
  Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities.

5. Business Combinations

          Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities assumed are recognized at their fair values at the acquisition date. Acquisition costs are recognized in profit or loss as incurred.

          Goodwill is initially measured as the excess of the aggregate of the consideration transferred, the amount recognized for any non-controlling interest and the acquisition-date fair values of any previously held interest in the acquiree over the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. If, after reassessment, the net of the acquisition date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the excess is recognized immediately in profit or loss as a bargain purchase gain.

          When the consideration transferred by the Company in a business combination includes an asset or liability resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

          Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates at fair value with the corresponding gain or loss being recognized in profit or loss. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the 'measurement period' (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

          On February 1, 2018 the Company acquired 100% of the outstanding ordinary shares of Kintuck AS and Kintuck (France) SAS from a wholly-owned subsidiary of Glencore International AG ("Glencore") and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS, respectively. The Company completed the acquisition through its wholly-owned subsidiary, FerroAtlántica.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

5. Business Combinations (Continued)

          Simultaneously with the acquisition, Glencore and Ferroglobe have entered into exclusive agency arrangements for the marketing of Ferroglobe's manganese alloys worldwide and the procurement of manganese ores to supply Ferroglobe's plants, in both cases for a period of ten years.

          The business combination was recorded following IFRS 3 Business Combinations, with identifiable assets acquired and liabilities assumed provisionally recorded at their estimated fair values on the acquisition date while costs associated with the acquisition are expensed as incurred. The Company utilized the services of third-party valuation consultants, along with internal estimates and assumptions, to estimate the initial fair value of the assets acquired. The third-party valuation consultants utilized several appraisal methodologies including market and cost approaches to estimate the fair value of the identifiable net assets acquired.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

5. Business Combinations (Continued)

          The following is an estimate of the fair value of assets acquired and the liabilities assumed by Ferroglobe reconciled to the value of the acquisition consideration.

Balances US$'000

ASSETS
Non-current assets
Other intangible assets	45
Property, plant and equipment	62,487
Other non-current financial assets	50

Total non-current assets acquired	62,582
Current assets
Inventories	21,314
Trade and other receivables	24,785
Other current assets	1,397
Cash and cash equivalents	29,530

Total current assets acquired	77,026

Total assets acquired	139,608
LIABILITIES
Non-current liabilities
Deferred tax liabilities	90

Total non-current liabilities assumed	90
Current liabilities
Trade and other payables	18,048
Provisions	735
Current income tax liabilities	396
Other current liabilities	4,066

Total current liabilities assumed	23,245

Total liabilities assumed	23,335

Net assets acquired	116,273

Satisfied by:
Cash	49,909
Contingent consideration	26,222

Total consideration transferred	76,131

Gain on bargain purchase	40,142

Net cash outflow arising on acquisition
Cash consideration	49,909
Less: cash and cash equivalent balances acquired	(29,530)

20,379

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

5. Business Combinations (Continued)

          The gain on bargain purchase was primarily attributable to the fact that the production of manganese alloys was considered an ancillary business to the seller, coupled with previous weaker manganese alloy pricing in the marketplace. The gain is recorded in the caption 'Bargain purchase gain' in the consolidated income statement.

          The fair value of Trade and other receivables includes trade receivables with a fair value of $11,900 thousand. There is no difference between the gross contractual value and fair value.

          The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge and Ferroglobe Manganèse France, up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition.

          The potential undiscounted amount of all future payments that the Company could be required to make under the contingent consideration arrangement is between $0 thousand and $60,000 thousand.

          The fair value of the contingent consideration arrangement of $26,222 thousand was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 Fair Value Measurement refers to as Level 3 inputs. Key assumptions include discount rates of 11.5 percent and 11.0 percent for Ferroglobe Mangan Norge and Ferroglobe Manganèse France respectively. Average simulated revenues in Ferroglobe Mangan Norge and Ferroglobe Manganèse France combined are between $269,256 thousand and $312,526 thousand per year.

          Ferroglobe Mangan Norge and Ferroglobe Manganèse France contributed $112,445 thousand and $117,852 thousand respectively to the Company's revenue, and incurred losses of $10,148 thousand and $10,436 thousand respectively for the period between the date of acquisition and December 31, 2018.

          If the acquisition of Ferroglobe Mangan Norge and Ferroglobe Manganèse France had been completed on the first day of the financial year, Company revenues for the period would have been $2,289,931 thousand and Company profit would have been $45,007 thousand.

6. Segment reporting

          Operating segments are based upon the Company's management reporting structure. The Company's operating segments are primarily at a country level as this is how the Chief Operating Decision Maker (CODM) assesses performance and makes decisions about resource allocation. This is due to the integrated operations within each country and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a country level.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

          The Company's North America reportable segment is the result of the aggregation of the operating segments of the United States and Canada. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Company's Europe reportable segment is the result of the aggregation of the operating segments of Spain, France and Norway. Similar to our United States and Canada operating segments, our Spain, France and Norway operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment.

          During 2017, upon further evaluation of the management reporting structure, it was concluded that our reportable segments would be amended to no longer reflect Venezuela as a separate reportable segment. The decision was taken as a result of on-going economic, political and social instability in that country which has resulted in uncertainty surrounding the cash flow generation capacity of our operations there. During the year-ended December 31, 2016, due to the uncertainty in Venezuela substantially all assets were impaired. The segment previously recognized 'Electrometallurgy — Venezuela' now forms part of our 'Other segments'. The comparative periods have been restated to conform to the 2018 and 2017 reportable segment presentation.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

          The consolidated income statements at December 31, 2018, 2017 and 2016, by reportable segment, are as follows:

	2018

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Adjustments/ Eliminations(**) US$'000	Total US$'000

Sales	710,716	1,447,973	208,543	94,111	(187,305)	2,274,038
Cost of sales	(394,044)	(1,059,474)	(137,177)	(43,871)	187,212	(1,447,354)
Other operating income	4,943	39,817	3,420	16,859	(19,002)	46,037
Staff costs	(115,555)	(177,047)	(23,735)	(24,727)	—	(341,064)
Other operating expense	(77,670)	(146,143)	(26,353)	(52,859)	19,095	(283,930)
Depreciation and amortization charges, operating allowances and write-downs	(69,009)	(34,974)	(5,526)	(9,628)	—	(119,137)
Impairment losses	—	—	—	(58,919)	—	(58,919)
Net loss due to changes in the value of assets	—	(7)	(7,616)	—	—	(7,623)
(Loss) gain on disposal of non-current assets	(208)	(8,369)	(261)	23,402	—	14,564
Bargain purchase gain	—	40,142	—	—	—	40,142

Operating profit (loss)	59,173	101,918	11,295	(55,632)	—	116,754
Finance income	804	11,035	199	32,556	(39,220)	5,374
Finance costs	(4,109)	(40,831)	(5,298)	(51,004)	39,220	(62,022)
Financial derivative gain	—	—	—	2,838	—	2,838
Exchange differences	(1,194)	(10,561)	2,284	(4,665)	—	(14,136)

Profit (loss) before tax	54,674	61,561	8,480	(75,907)	—	48,808
Income tax (expense) benefit	4,949	(15,048)	(3,582)	(10,554)	—	(24,235)

Profit (loss) for the year	59,623	46,513	4,898	(86,461)	—	24,573
Loss (profit) attributable to non-controlling interests	4,785	(332)	358	14,277	—	19,088

Profit (loss) attributable to the Parent	64,408	46,181	5,256	(72,184)	—	43,661

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

	2017

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Adjustments/ Eliminations(**) US$'000	Total US$'000

Sales	541,143	1,083,200	122,504	60,199	(65,353)	1,741,693
Cost of sales	(303,096)	(690,589)	(81,744)	(33,616)	65,650	(1,043,395)
Other operating income	2,701	12,681	2,868	15,619	(15,670)	18,199
Staff costs	(90,802)	(147,595)	(23,495)	(39,851)	(220)	(301,963)
Other operating expense	(68,537)	(107,130)	(24,462)	(55,955)	16,158	(239,926)
Depreciation and amortization charges, operating allowances and write-downs	(66,789)	(27,404)	(5,788)	(4,557)	9	(104,529)
Impairment losses	(30,618)	—	—	(323)	(16)	(30,957)
Net gain due to changes in the value of assets	—	—	7,222	—	282	7,504
(Loss) gain on disposal of non-current assets	(3,718)	301	(138)	(818)	57	(4,316)
Other (loss) gain	—	(13,604)	—	(2,625)	13,616	(2,613)

Operating (loss) profit	(19,716)	109,860	(3,033)	(61,927)	14,513	39,697
Finance income	448	6,733	404	191,261	(195,138)	3,708
Finance costs	(4,567)	(40,106)	(7,361)	(48,486)	35,108	(65,412)
Financial derivative loss	—	—	—	(6,850)	—	(6,850)
Exchange differences	(191)	5,938	(1,197)	3,730	(66)	8,214

(Loss) profit before tax	(24,026)	82,425	(11,187)	77,728	(145,583)	(20,643)
Income tax (expense) benefit	29,386	(26,031)	2,068	9,692	(294)	14,821

Profit (loss) for the year	5,360	56,394	(9,119)	87,420	(145,877)	(5,822)
Loss (profit) attributable to non-controlling interests	4,734	(370)	(147)	951	(24)	5,144

Profit (loss) attributable to the Parent	10,094	56,024	(9,266)	88,371	(145,901)	(678)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

	2016(*)

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Adjustments/ Eliminations(**) US$'000	Total US$'000

Sales	521,192	949,547	142,160	90,337	(127,199)	1,576,037
Cost of sales	(325,254)	(672,026)	(99,124)	(79,912)	132,904	(1,043,412)
Other operating income	362	25,908	3,422	4,713	(8,190)	26,215
Staff costs	(82,032)	(132,440)	(23,589)	(58,577)	239	(296,399)
Other operating expense	(64,606)	(118,269)	(28,834)	(37,964)	5,727	(243,946)
Depreciation and amortization charges, operating allowances and write-downs	(73,530)	(31,730)	(4,732)	(12,818)	(2,867)	(125,677)
Impairment losses	(193,000)	(1,077)	(8,147)	(59,248)	(6,617)	(268,089)
Net gain (loss) due to changes in the value of assets	—	—	1,896	—	(5)	1,891
Gain (loss) on disposal of non-current assets	—	—	21	446	(127)	340
Other (loss) gain	—	(32,655)	—	(2,514)	35,129	(40)

Operating (loss) profit	(216,868)	(12,742)	(16,927)	(155,537)	28,994	(373,080)
Finance income	1	11,551	744	6,639	(17,399)	1,536
Finance costs	(3,249)	(16,540)	(6,038)	(13,629)	9,205	(30,251)
Exchange differences	(438)	2,436	(2,164)	(3,290)	(57)	(3,513)

(Loss) profit before tax	(220,554)	(15,295)	(24,385)	(165,817)	20,743	(405,308)
Income tax benefit (expense)	9,982	(10,505)	4,433	40,160	2,625	46,695

(Loss) profit for the year	(210,572)	(25,800)	(19,952)	(125,657)	23,368	(358,613)
Loss (profit) attributable to non-controlling interests	6,044	(93)	856	11,827	1,552	20,186

(Loss) profit attributable to the Parent	(204,528)	(25,893)	(19,096)	(113,830)	24,920	(338,427)

(*)
The consolidated Income Statement for the period ended December 31, 2016 has been re-presented to show the results of the Spanish energy business within income from continuing operations as part of the Other segments, as described in Note 1 to the consolidated financial statements. In addition, the Venezuela segment is reflected as part of the Other segments.

(**)
The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

          The consolidated statements of financial position at December 31, 2018 and 2017, by reportable segment are as follows:

	2018

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Consolidation Adjustments/ Eliminations(*) US$'000	Total US$'000

Goodwill	202,848	—	—	—	—	202,848
Other intangible assets	22,798	26,476	1,292	1,256	—	51,822
Property, plant and equipment	467,616	219,520	56,679	145,047	—	888,862
Inventories	113,673	288,669	35,944	18,684	—	456,970
Trade and other receivables (**)	267,974	274,291	50,665	834,515	(1,254,935)	172,510
Cash and cash equivalents	76,791	110,523	19,483	9,850	—	216,647
Other	15,341	85,905	8,692	24,220	—	134,158

Total assets	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

Equity	646,851	206,781	58,294	(27,554)	—	884,372
Provisions	29,644	71,163	7,889	7,661	—	116,357
Bank borrowings	—	6,914	—	134,098	—	141,012
Obligations under finance leases	1,466	—	—	65,005	—	66,471
Debt instruments	—	—	—	352,594	—	352,594
Other financial liabilities	—	3,841	—	81,471	—	85,312
Trade and other payables (***)	414,022	662,667	93,970	379,468	(1,282,176)	267,951
Other	75,058	54,018	12,602	40,829	27,241	209,748

Total equity and liabilities	1,167,041	1,005,384	172,755	1,033,572	(1,254,935)	2,123,817

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

	2017

	Electrometallurgy — North America US$'000	Electrometallurgy — Europe US$'000	Electrometallurgy — South Africa US$'000	Other segments US$'000	Consolidation Adjustments/ Eliminations(*) US$'000	Total US$'000

Goodwill	205,287	—	—	—	—	205,287
Other intangible assets	26,724	20,381	1,505	10,048	—	58,658
Property, plant and equipment	512,003	167,314	64,331	174,326	—	917,974
Inventories	100,856	204,240	42,478	13,657	—	361,231
Trade and other receivables (**)	165,006	260,612	35,330	833,243	(1,175,756)	118,435
Cash and cash equivalents	10,886	153,967	6,912	12,707	—	184,472
Other	36,554	92,322	41,008	29,528	(45,212)	154,200

Total assets	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

Equity	521,819	198,059	62,933	154,947	—	937,758
Provisions	28,602	56,654	11,080	19,156	—	115,492
Bank borrowings	—	—	—	1,003	—	1,003
Obligations under finance leases	1,994	—	—	80,639	—	82,633
Debt instruments	—	—	—	350,270	—	350,270
Other financial liabilities	—	4,918	—	132,513	—	137,431
Trade and other payables (***)	321,710	584,542	95,082	380,834	(1,176,336)	205,832
Other	183,191	54,663	22,469	(45,853)	(44,632)	169,838

Total equity and liabilities	1,057,316	898,836	191,564	1,073,509	(1,220,968)	2,000,257

(*)
These amounts correspond to balances between segments that are eliminated at consolidation.

(**)
Trade and other receivables includes non-current and current receivables from group and related parties.

(***)
Trade and other payables includes non-current and current payables from group and related parties.

Other disclosures

Sales by product line

          Sales by product line are as follows:

	2018 US$'000	2017 US$'000	2016 US$'000

Silicon metal	933,366	739,618	751,508
Manganese-based alloys	527,757	363,644	223,451
Ferrosilicon	359,374	266,862	242,788
Other silicon-based alloys	215,697	188,183	173,901
Silica fume	37,061	36,338	37,480
Energy	44,185	16,661	20,380
Other	156,598	130,387	126,529

Total	2,274,038	1,741,693	1,576,037

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

6. Segment reporting (Continued)

Information about major customers

          Total sales of $758,894 thousand, $820,897 thousand, and $656,907 thousand were attributable to the Company's top ten customers in 2018, 2017, and 2016 respectively. During 2018, there was no single customer representing greater than 10% of the Company's sales. During 2017 and 2016, sales corresponding to Dow Corning Corporation (now re-named The Dow Chemical Company) represented 12.2% and 13.7% of the Company's sales, respectively. Sales to Dow Corning Corporation are included partially in the Electrometallurgy — North America segment and partially in the Electrometallurgy — Europe segment.

7. Goodwill

          Changes in the carrying amount of goodwill during the years ended December 31, are as follows:

	January 1, 2017 US$'000	Impairment (Note 25.5) US$'000	Exchange differences US$'000	December 31, 2017 US$'000	Impairment (Note 25.5) US$'000	Exchange differences US$'000	December 31, 2018 US$'000

Globe Specially Metals, Inc. (Globe)	230,210	(30,618)	5,695	205,287	—	(2,439)	202,848

Total	230,210	(30,618)	5,695	205,287	—	(2,439)	202,848

          In accordance with the requirements of IAS 36, goodwill is tested for impairment annually and is tested for impairment between annual tests if a triggering event occurs that would indicate the carrying amount of a cash-generating unit may be impaired. Impairment testing for goodwill is done at a cash-generating unit level, and the Company performs its annual impairment test at the end of the annual reporting period (December 31). The estimate of the recoverable value of the cash-generating units requires significant judgment in evaluation of overall market conditions, estimated future cash flows, discount rates and other factors, and are calculated based on management's business plans.

          On December 23, 2015, Ferroglobe PLC consummated the acquisition of 100% of the equity interests of Globe Specialty Metals, Inc. and subsidiaries and FerroAtlántica. This Business Combination was accounted for using the acquisition method of accounting for business combinations under IFRS 3 Business Combinations, with FerroAtlántica treated as the accounting acquirer and GSM as the acquiree. The aggregate of the fair values as of the closing date of the Business Combination of the assets acquired, the liabilities assumed and the consideration transferred was recorded as goodwill.

          During the year ended December 31, 2018, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

          During the year ended December 31, 2017, in connection with our annual goodwill impairment test, the Company recognized an impairment charge of $30,618 thousand related to the partial impairment of goodwill in Canada, resulting from a decline in future estimated sales prices and a decrease in our estimated long-term growth rate which caused the Company to revise its expected

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

7. Goodwill (Continued)

future cash flows from its Canadian business operations. The impairment charge is recorded within the Electrometallurgy — North America reportable segment.

          Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. and Canadian markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company's discounted income based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long term growth that are subject to change as business conditions change, and therefore could impact fair values in the future. As of December 31, 2018, the remaining goodwill for the U.S and Canadian cash-generating units is $172,913 thousand and $29,935 thousand, respectively.

Key assumptions used in the determination of recoverable value

          In determining the asset recoverability through value in use, management makes estimates, judgments and assumptions on uncertain matters. For each cash-generating unit, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2018		2017

	U.S.	Canada	U.S.	Canada

Weighted average cost of capital	11.0%	10.5%	10.5%	10.5%
Long-term growth rate	2.0%	2.0%	1.5%	1.5%
Normalized tax rate	22.0%	26.5%	27.1%	26.5%
Normalized cash free net working capital	21.0%	21.0%	21.0%	21.0%

          The Company has defined a financial model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures on a five year period (2019-2023), and perpetuity beyond this tranche. The financial projections to determine the net present value of future cash flows are modeled considering the principal variables that determine the historic flows of each group of cash-generating unit.

Sensitivity to changes in assumptions

          Changing management's assumptions, could significantly affect the evaluation of the value in use of our cash generating units and, therefore, the impairment result. The following changes to the assumptions used in the impairment test lead to the following:

		Excess of recoverable value over	Sensitivity on discount rate		Sensitivity on long-term growth rate		Sensitivity on cash flows

	Goodwill	carrying value	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%	Decrease by 10%	Increase by 10%

Electrometallurgy — U.S.	172.9	43.2	94.4	(73.7)	(11.0)	11.5	(59.7)	59.7
Electrometallurgy — Canada	29.9	4.8	17.7	(13.8)	(2.2)	2.3	(12.1)	12.1

Total	202.8

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

8. Other intangible assets

          Changes in the carrying amount of other intangible assets during the years ended December 31 are as follows:

	Development Expenditure US$'000	Power Supply Agreements US$'000	Rights of Use US$'000	Computer Software US$'000	Other Intangible Assets US$'000	Accumulated Depreciation (Note 25.3) US$'000	Impairment (Note 25.5) US$'000	Total US$'000

Balance at January 1, 2017	40,354	37,836	20,345	5,815	21,784	(54,629)	(8,666)	62,839
Additions	260	—	55	—	14,472	(8,440)	(443)	5,904
Disposals	—	—	—	(10)	(14,294)	565	—	(13,739)
Transfers from/(to) other accounts	4,044	—	—	—	(150)	(3,894)	—	—
Exchange differences	5,824	—	2,639	242	2,451	(6,353)	(1,149)	3,654

Balance at December 31, 2017	50,482	37,836	23,039	6,047	24,263	(72,751)	(10,258)	58,658
Additions	992	—	—	—	26,385	(9,312)	(16,073)	1,992
Disposals	—	—	—	(64)	(7,260)	—	—	(7,324)
Business combinations (Note 5)	—	—	—	45	—	—	—	45
Transfers from/(to) other accounts	1,919	—	—	—	(1,919)	—	—	—
Exchange differences	(2,408)	—	(648)	(101)	(1,656)	2,546	718	(1,549)

Balance at December 31, 2018	50,985	37,836	22,391	5,927	39,813	(79,517)	(25,613)	51,822

          Additions and disposals in other intangible asset in 2018 and 2017 primarily relate to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French and Canadian subsidiaries (see Note 4.20).

          As a result of the Business Combination, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility, which terminates in December 2021.

          During 2018 the Company recognised an impairment of $13,947 thousand of development expenditures in relation to our solar-grade silicon metal project based in Puertollano, Spain. Refer to Note 9 for further details.

          At December 31, 2018, the Company has other intangible assets of $26,948 thousand, pledged as security for outstanding bank loans and other payables.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

9. Property, plant and equipment

          The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2018 and 2017 is as follows:

	Land and Buildings US$'000	Plant and Machinery US$'000	Other Fixtures, Tools and Furniture US$'000	Advances and Property, Plant and Equipment in the Course of Construction US$'000	Mineral Reserves US$'000	Other Items of Property, Plant and Equipment US$'000	Accumulated Depreciation (Note 25.3) US$'000	Impairment (Note 25.5) US$'000	Total US$'000

Balance at January 1, 2017	191,058	1,220,055	5,972	49,865	59,989	32,203	(665,507)	(112,029)	781,606
Additions	1,665	1,849	2,262	71,204	—	1,455	(94,051)	104	(15,512)
Disposals and other	(202)	(56,475)	(607)	(1,029)	—	(164)	49,403	—	(9,074)
Transfers from/(to) other accounts	5,228	49,892	377	(58,480)	(90)	(58)	3,131	—	—
Exchange differences	16,843	96,709	450	9,225	460	(1,072)	(73,575)	(5,058)	43,982
Additions to the scope of consolidation	1,648	97	—	16,985	—	—	—	—	18,730
Transfer from assets and disposal groups classified as held for sale (see Note 29)	35,058	178,677	79	40,814	—	—	(155,726)	(660)	98,242

Balance at December 31, 2017	251,298	1,490,804	8,533	128,584	60,359	32,364	(936,325)	(117,643)	917,974
Additions	2,983	9,104	12	99,016	—	4,293	(109,832)	(42,846)	(37,270)
Disposals and other	(4,687)	(34,612)	(1,084)	(2,657)	—	(587)	35,921	—	(7,706)
Transfers from/(to) other accounts	24,823	69,439	4,850	(97,086)	—	222	(2,248)	—	—
Exchange differences	(10,743)	(74,554)	(405)	(5,941)	(951)	(383)	48,455	3,292	(41,230)
Business combinations (Note 5)	6,846	53,337	82	1,790	—	432	—	—	62,487
Business disposals	(35,211)	(26,471)	(43)	(342)	—	—	56,674	—	(5,393)

Balance at December 31, 2018	235,309	1,487,047	11,945	123,364	59,408	36,341	(907,355)	(157,197)	888,862

          Additions to the scope of consolidation in 2017 represents the contribution by the non-controlling interest partner, Blue Power Corporation, S.L. ("Blue Power") to the solar-grade silicon metal production facility located in Puertollano, Spain.

          Business combinations in 2018 relates to the assets acquired as part of the acquisition of the Glencore plants in France and Norway, see Note 5.

          During 2018 the Company disposed of Hidro Nitro Española S.A. which resulted in a net reduction of property, plant and equipment of $5,393 thousand. The net gain on the disposal of the business is disclosed in Note 25.6.

          During 2018 the Company recognised an impairment of $40,537 thousand in Impairment losses (Electrometallurgy — Other segment) in relation to our solar-grade silicon metal project based in Puertollano, Spain. At the end of 2018 the Company has decided to temporarily suspend investment in the project due to deterioration in the market environment for solar grade silicon (or polysilicon) worldwide. The Company is preserving the technology and know-how in order to be able to finalize the construction of the factory as soon as market circumstances change. The

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

9. Property, plant and equipment (Continued)

Company continues to recognize these project assets as $39,101 thousand based on the higher of fair value less costs of disposal and value in use. Fair value less costs of disposal related to land and buildings was determined based on recent sales of comparable industrial properties located near the project. Fair value less costs of disposal related to machinery and equipment was determined by assessing the recoverability of the assets to a market participant.

          At December 31, 2018 and 2017, the Company has property, plant and equipment of $514,625 thousand and $660,960 thousand, respectively, pledged as security for outstanding bank loans and other payables.

Finance leases

          Finance leases held by the Company included in Plant and Machinery at December 31 are as follows:

	Life (Years)	Time Elapsed (Years)	Historical Cost EUR €'000	Cost US $'000	Accumulated Depreciation US $'000	Carrying Amount US $'000	Interest Payable US $'000	Lease Payments Outstanding US $'000

December 31, 2018 Hydroelectrical installations	10	6.6	109,047	124,859	(82,940)	41,918	—	65,005
December 31, 2017 Hydroelectrical installations	10	5.6	109,047	130,780	(84,000)	46,780	—	80,639

          These assets will revert back to the Spanish State, free of charges, between 2038 and 2060. The costs incurred at the time of the reversal are not deemed to be significant.

Commitments

          At December 31, 2018 and 2017, the Company has capital expenditure commitments totaling $26,935 thousand and $4,598 thousand, respectively, primarily related to maintenance and improvement works at plants.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

10. Financial assets and other receivables

          The company's financial assets and their classification under IFRS 9 are as follows:

		2018 classification

	Note	Amortised cost US$'000	Fair value through profit or loss — mandatorily measured US$'000	Fair value through other comprehensive income — designated US$'000	Total US$'000

Other financial assets	10.1	3,264	69,602	—	72,866
Receivables from related parties	23	16,514	—	—	16,514
Trade receivables	10.2	70,755	—	—	70,755
Other receivables	10.2	7,784	—	—	7,784
Cash and cash equivalents		216,647	—	—	216,647

Total financial assets		314,964	69,602	—	384,566

10.1  Other financial assets

          At December 31, 2018, other financial assets comprise the following:

	2018

	Non-Current US$'000	Current US$'000	Total US$'000

Other financial assets held with third parties:
Other financial assets at amortised cost	3,264	—	3,264
Listed equity securities	—	2,523	2,523
Debt investments at fair value through profit or loss	67,079	—	67,079

Total	70,343	2,523	72,866

          Debt investments at fair value through profit or loss comprise an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see 'Securitization of trade receivables' below). The planned maturity of this amount is July 31, 2020 when the program term ends.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

10. Financial assets and other receivables (Continued)

          At December 31, 2017, other financial assets comprise the following:

	2017

	Non-Current US$'000	Current US$'000	Total US$'000

Other financial assets held with third parties:
Loans and receivables	3,081	—	3,081
Other	86,234	2,469	88,703

Total	89,315	2,469	91,784

          Loans and receivables are stated net of provision for impairment of $4,462 thousand.

          Other includes an amount of $82,638 thousand corresponding to an investment in subordinated loan notes issued by a special purpose entity that has purchased accounts receivable from the Company pursuant to a securitization program (see 'Securitization of trade receivables' below). The planned maturity of this amount is July 31, 2020 when the program term ends.

Securitization of trade receivables

          On July 31, 2017, the Company entered into an accounts receivable securitization program (the "Program") where trade receivables held by the Company's subsidiaries in the United States, Canada, Spain and France are sold to Ferrous Receivables DAC, a special purpose entity domiciled and incorporated in Ireland (the "SPE"). Eligible receivables are sold to the SPE on an on-going basis at an agreed upon purchase price. Part of the consideration is received upfront in cash and part is deferred in the form of senior subordinated and junior subordinated loans notes issued by the SPE to the selling entities. Up to $303,000 thousand of upfront cash consideration can be provided by the SPE under the Program, financed by ING Bank N.V., as senior lender and Finacity Capital Management Inc., as intermediate subordinated lender and control party (2017: $248,000 thousand). In respect of trade receivables outstanding at December 31, 2018, the SPE had provided upfront cash consideration of approximately $227,360 thousand (2017: $166,525 thousand). The Program has a three-year term until July 31, 2020.

          During the year ended December 31, 2018, the Company sold $2,059 million of trade receivables to the SPE (2017: approximately $850 million). The loss on transfer of the receivables, or purchase discount, which equates to difference between the carrying amount of the receivable and the purchase consideration, was $22,647 thousand and has been recognized within finance costs in the consolidated income statement (2017: $7,256 thousand).

          As a lender to the SPE, the Company earns interest on its senior subordinated and junior subordinated loan receivables. During the year ended December 31, 2018, the Company earned interest of $3,403 thousand in respect of these loan receivables, recognized within finance income in the consolidated income statement (2017: $1,313 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

10. Financial assets and other receivables (Continued)

          The Company is engaged as master servicer to the SPE whereby the Company is responsible for the cash collection, reporting and cash application of the sold receivables. As master servicer, the Company earns a fixed-rate management fee and an additional servicing fee which entitles the Company to substantially all of the residual net profit of the SPE. This results in the Company being exposed to variable returns. The additional servicing fee is paid out monthly by the SPE and is settled last in the priority of payments after the settlement of all other amounts due. During the year ended December 31, 2018, the Company earned fixed-rate servicing fees of $2,961 thousand (2017: $622 thousand) and additional servicing fees of $11,174 thousand.

Judgements relating to the consolidation of the SPE

          The Company does not own shares in the SPE or have the ability to appoint its directors. In determining whether to consolidate the SPE, the Company has evaluated whether it has control over the SPE, in particular, whether it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

          Receivables are sold to the SPE under a true sale opinion with legal interest transferred from the Company to the SPE. While the sale of receivables to the SPE is without credit recourse, the Company continues to be exposed to the variability of risks and rewards associated with ownership as it is exposed to credit risk as senior subordinated and junior subordinated lender and it has rights to variable returns in respect of its remuneration as master servicer.

          The Company considers that the returns of the investees in the SPE are affected by the management of the receivables portfolio. In particular, it is the management of any impaired receivables that significantly impacts the variability of the returns of the SPE. The act of servicing receivables on a day-to-day basis does not constitute a relevant activity, as this does not significantly impact the returns of the SPE. The intermediate subordinated lender, has the unabated ability to remove the Company as servicer of impaired receivables and take the decision to sell such receivables, giving it the unilateral power to affect the relevant activities of these receivables and thereby influence the variable returns. Accordingly, the Company has concluded that it does not control the SPE and therefore does not include the SPE in the Company's consolidation.

Derecognition of transferred financial assets

          The Company considers that when receivables are sold to the SPE, it has neither substantially transferred or substantially retained all the variability of risks and rewards associated with ownership of the receivables. The assets are pledged as security under the Senior Loans, therefore the SPV is restricted from selling them. Accordingly, the Company concludes that control of the assets has not been transferred and it should recognize the assets to the extent of its continuing involvement. This continuing involvement has been considered to equate to the investment in the junior subordinated loan, and therefore has been deemed immaterial. At December 31, 2018, the sale of trade receivables has resulted in the recognition of loans to the SPE and receivables from the SPE

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

10. Financial assets and other receivables (Continued)

totaling $67,079 thousand in aggregate, presented within other non-current financial assets. These carrying value of these financial assets represent the Company's maximum exposure to loss from the SPE. As senior subordinated and junior subordinated lender to the SPE, the Company's has a security interest in the sold receivables. This interest is junior to that of the senior lender, ING Bank N.V. The Company's expected credit loss in respect of these loans is not material.

          The investment in the senior subordinated and junior subordinated loans is carried at fair value with changes in fair value recognized in profit and loss. As of December 31, 2018, the fair value did not differ significantly from the face value of the loans, and the valuation has been considered as level III in the IFRS fair value hierarchy since it is not primarily based on observable inputs. The main characteristics of the senior subordinated and junior subordinated loans at December 31, 2018, are as follows:

	Amount US$'000	Interest Rate	Currency

Senior Subordinated Loan	59,474	4%	U.S. Dollars
Junior Subordinated Loan	277	30%	U.S. Dollars

          The junior subordinated loan ranks fourth in the order of priority of payments, whereas the senior subordinated loan ranks second in the priority of payments after the senior lender. Finacity Capital Management Inc. investment in the intermediate subordinated loan ranks third in the order of priority of payments and the maximum investment committed by Finacity Capital Management Inc. amounts to $3,000 thousand.

10.2
Trade and other receivables

          Trade and other receivables comprise the following at December 31:

	2018 US$'000	2017 US$'000

Trade receivables	75,719	85,293
Less — allowance for doubtful debts	(4,964)	(17,346)

	70,755	67,947
Tax receivables(1)	60,851	27,118
Government grant receivables	16,606	7,904
Other receivables	7,784	8,494

Total	155,996	111,463

(1)
"Tax receivables" is primarily related to VAT receivables, which are recovered either by offsetting against VAT payables or are expected to be refunded by the tax authorities in the relevant jurisdictions.

          The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

10. Financial assets and other receivables (Continued)

          The changes in the allowance for doubtful debts during 2018 and 2017 were as follows:

Allowance US$'000

Balance at January 1, 2017	14,671
Impairment losses recognized	1,784
Amounts written off as uncollectible	(643)
Exchange differences	1,534

Balance at December 31, 2017	17,346
Impairment losses recognized	3,190
Amounts written off as uncollectible	(15,118)
Exchange differences	(454)

Balance at December 31, 2018	4,964

Government grants

          The Company has been awarded government grants in relation to its operations in France, Spain and Norway, including grants in relation to the compensation of costs associated with the emission of CO2.

          During the year ended December 31, 2018, the Company recognized $26,369 thousand of income related to government grants, of which $18,923 thousand was deducted against the related expense in cost of sales and $7,446 thousand was recognized as other operating income (2017: $15,716 thousand of income, of which $9,234 thousand was deducted against the related expense in cost of sales and $6,482 thousand was recognized as other operating income). The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

          The carrying amounts of the government grant receivables include receivables which are subject to a factoring arrangement. Under this arrangement, the Company has transferred receivables to the factor in exchange for cash and is prevented from selling or pledging the receivables. However, the Company has retained late payment and credit risk. The Company therefore continues to recognise the transferred assets in their entirety in its balance sheet. The amount repayable under the factoring agreement is presented as secured borrowing. At December 31, 2018, the carrying amount of both the factored receivables and the secured borrowings is $6,913 thousand.

Factoring of other receivables

          The Company enters into certain factoring without recourse arrangements for other receivables. There were $6,102 thousand and $3,801 thousand of factored receivables outstanding as of December 31, 2018 and 2017, respectively. These factoring arrangements transfer substantially all the economic risks and rewards associated with the ownership of accounts

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

10. Financial assets and other receivables (Continued)

receivable to a third party and therefore are accounted for by derecognizing the accounts receivable upon receiving the cash proceeds of the factoring arrangement.

11. Inventories

          Inventories comprise the following at December 31:

	2018 US$'000	2017 US$'000

Finished goods	197,982	158,431
Raw materials in progress and industrial supplies	222,912	177,728
Other inventories	34,887	24,902
Advances to suppliers	1,189	170

Total	456,970	361,231

          During 2018 the Company recognised an expense of $11,376 thousand (2017: $405 thousand) in respect of write-downs of inventory to net realisable value. The Company records expense for the write-down of inventories to Cost of sales in the consolidated income statement.

          At December 31, 2018, approximately $314,067 thousand of inventories are secured as collateral for several outstanding loan agreements.

12. Other assets

          Other assets comprise the following at December 31:

	2018			2017

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

Guarantees and deposits given	2,208	11	2,219	2,022	8	2,030
Prepayments and accrued income	16	3,672	3,688	—	2,977	2,977
Biological assets	7,790	—	7,790	27,279	—	27,279
Other assets	472	5,130	5,602	758	6,941	7,699

Total	10,486	8,813	19,299	30,059	9,926	39,985

          Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The biological assets are measured at fair value (see Note 28).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

13. Equity

Share capital

          Ferroglobe PLC was incorporated on February 5, 2015 and issued one ordinary share with a face value of $1.00. The share was issued but uncalled. On October 13, 2015, the Company increased its share capital by £50,000 by issuing 50,000 sterling non-voting redeemable preference shares (the "Non-voting Shares") as well as 14 ordinary shares with a par value of $1.00. Subsequently on October 13, 2015, the Company consolidated the 15 ordinary shares at a par value of $1.00 to two ordinary shares with a par value of $7.50, for a total amount of $15.00.

          On December 23, 2015, the Company acquired all of the issued and outstanding ordinary shares from Grupo Villar Mir, S.A.U., par value €1,000 per share, of Grupo FerroAtlántica, S.A.U. in exchange for 98,078,161 newly-issued Ferroglobe Class A ordinary shares, nominal value $7.50 per share, making Grupo FerroAtlántica, S.A.U. a wholly-owned subsidiary of the Company. The company subsequently redeemed all Non-voting Shares.

          Subsequently on December 23, 2015, Gordon Merger Sub, Inc., a wholly owned subsidiary of the Company, merged with Globe Specialty Metals, Inc., and all outstanding shares of GSM common stock, par value $0.0001 per share were converted to the right to receive one newly-issued Ferroglobe ordinary share, nominal value $7.50 per share. The ordinary shares were registered by the Company pursuant to a registration statement on Form F-4, which was declared effective by the SEC on August 11, 2015, and trade on the NASDAQ Global Select Market under the ticker symbol "GSM."

          On June 22, 2016 the Company completed a reduction of the share capital and as such the nominal value of each share has been reduced from $7.50 to $0.01, with the amount of the capital reduction being credited to a distributable reserve.

          On November 18, 2016, Class A Ordinary Shares were converted into ordinary shares of Ferroglobe as a result of the distribution of beneficial interest units in the Ferroglobe Representation and Warranty Insurance Trust to certain Ferroglobe shareholders.

          During the year ended December 31, 2017, the Company issued 138,578 new ordinary shares, comprising: 108,578 shares issued upon vesting of restricted stock units; and 30,000 shares issued upon exercise of stock options.

          During the year ended December 31, 2018, the Company issued 40,000 new ordinary share upon exercise of stock options and cancelled 1,152,958 ordinary shares pursuant to a share repurchase program (see below).

          At December 31, 2018, there were 170,863,773 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,784 thousand, (2017: 171,976,731 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,796 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

13. Equity (Continued)

          At December 31, 2018, the Company's largest shareholder is as follows:

Name	Number of Shares Beneficially Owned	Percentage of Outstanding Shares(*)

Grupo Villar Mir, S.A.U.	91,125,521	53.9%

(*)
169,122,682 ordinary shares were outstanding at 31 December 2018, comprising 170,863,773 shares in issue less 1,174,091 shares held in treasury

Valuation adjustments

          Valuation adjustments comprise the following at December 31:

	2018 US$'000	2017 US$'000

Actuarial gains and losses	(390)	(2,998)
Hedging instruments and other	(11,169)	(13,801)

Total	(11,559)	(16,799)

Capital management

          The Company's primary objective is to maintain a balanced and sustainable capital structure through the industry's economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company's growth. The main sources of financing are as follows:

  1.
  cash flow from operations;

  2.
  bank borrowings, including revolving credit facilities;

  3.
  debt instruments, including the senior notes due 2022; and

  4.
  finance leases, predominantly in relation to hydroelectrical installations.

          The Company also focuses on optimizing its working capital, which has included the sale of trade receivables pursuant to a securitization program (see Note 10).

          The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of financial covenants. To maintain or adjust the capital structure, the Company may restructure or issue new borrowings or debt, make dividend payments,

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

13. Equity (Continued)

return capital to shareholders or issue new shares. Management's review of the Company's capital structure includes monitoring of the leverage ratio, which was as follows at December 31:

	2018 US$'000	2017 US$'000	2016(***) US$'000

Gross financial debt(*)	645,389	571,337	514,587
Cash and cash equivalents	(216,647)	(184,472)	(196,931)

Total net financial debt	428,742	386,865	317,656

Total equity(**)	884,372	937,758	892,042
Total net financial debt / total equity	48.48%	41.25%	35.61%

(*)
Gross financial debt comprises bank borrowings, obligations under finance leases, debt instruments and other financial liabilities.

(**)
Total equity comprises all capital and reserves of Company as stated in the consolidated statement of financial position.

(***)
At December 31, 2016, net financial debt excludes gross financial debt of $86,959 thousand and cash and cash equivalents of $51 thousand related to the Spanish energy business as these balances were classified as held for sale as at that date (see Note 29). If these balances had been included, net financial debt would have been $404,564 thousand and the net financial debt / equity ratio would have been 45.4%.

          The classification of the Company's gross financial debt between non-current and current at December 31 is as follows:

	2018		2017		2016(*)

	Balance US$'000%		Balance US$'000%		Balance US$'000%

Non-current gross financial debt	560,738	86.88%	458,056	80.17%	269,325	52.34%
Current gross financial debt	84,651	13.12%	113,281	19.83%	245,262	47.66%

Total gross financial debt	645,389	100.00%	571,337	100.00%	514,587	100.00%

(*)
At December 31, 2016, gross financial debt excluded $86,959 thousand related to the Spanish energy business, of which $76,452 thousand would have been presented as non-current and $10,507 thousand would have been presented as current had the business not been classified as held for sale (see Note 29). Had these balances been included, gross financial debt would have been $601,546 thousand.

Share Repurchase Program

          At a general meeting of its shareholders held on August 3, 2018, shareholders granted authority to the Company to effect share repurchases. The Company is accordingly authorised for a period of five years to enter into contracts with appointed brokers under which the Company may undertake purchases of its ordinary shares — acquired by the brokers on the NASDAQ and through other permitted channels — of up to approximately 10% of its issued ordinary share capital, at a minimum price of $0.01 per share, at a maximum price for such shares of 5% above the average volume-weighted average price of the Company's shares over the five business days

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

13. Equity (Continued)

prior to purchase and subject to additional restrictions (including as to pricing, volume, timing and the use of brokers or dealers) under applicable U.S. securities laws.

          Subsequently, the Company's Board of Directors authorised the repurchase of up to $20,000 thousand of the Company's ordinary shares in the period ending December 31, 2018. On November 7, 2018, the Company completed this repurchase program, resulting in the acquisition of a total of 2,894,049 ordinary shares for total consideration of $20,100 thousand, including applicable stamp duty of $100 thousand. The average price paid per share was $6.89. The share repurchase program resulted in 1,152,958 ordinary shares purchased and cancelled and 1,741,091 ordinary shares purchased into treasury, all of which remained held in treasury at December 31, 2018.

Dividends

          On May 21, 2018, our Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on June 29, 2018 to shareholders of record at the close of business on June 8, 2018.

          On August 20, 2018, our Board of Directors approved an interim dividend per ordinary share of $0.06. The dividend totaling $10,321 thousand, was paid on September 20, 2018 to shareholders of record at the close of business on September 5, 2018.

          There were no dividends paid or proposed by the Company during the year ended December 31, 2017.

          During the year ended December 31, 2016, the Company declared four interim dividend payments of $0.08 per share, paid on March 14, August 12, September 28, and December 29, and each totaling $13,747 thousand, respectively, distributed as cash payments through reserves. As of December 31, 2016, all dividends declared were paid.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

13. Equity (Continued)

Non-controlling interests

          The changes in non-controlling interests in the consolidated statements of financial position in 2018 and 2017 were as follows:

Balance US$'000

Balance at January 1, 2017	125,556
Loss for the year	(5,144)
Dividends paid to joint venture partner	(7,350)
Non-controlling interest arising on the acquisition of FerroSolar Opco Group S.L.	6,750
Translation differences and other	1,922

Balance at December 31, 2017	121,734
Loss for the year	(19,088)
Increase of Parent's ownership interest in FerroAtlántica de Venezuela S.A.	14,389
Translation differences and other	(890)

Balance at December 31, 2018	116,145

          The stand-alone statutory information regarding the largest non-controlling interests, in accordance with IFRS 12 Disclosure of Interests in Other Entities, is as follows:

          WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (since re-named The Dow Chemical Company ("Dow")), an unrelated third party. As part of the sale of the 49% membership interest to Dow, an operating agreement and an output and supply agreement were established. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Globe, which represents each member's ownership interest, at a price equal to WVA's actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the joint venture agreement between Globe and Dow. As of December 31, 2018 and 2017, the balance of Non-controlling interest related to WVA was $77,343 thousand and $80,868 thousand, respectively.

          Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010 is managed by its general partner, Quebec Silicon General Partner Inc., which is a wholly-owned subsidiary of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP's production output is subject to a supply agreement, which sells 51% of the production output to Globe and 49% to Dow, which represents each member's ownership interest, at a price equal to QSLP's actual production cost plus 31 Canadian dollars per metric ton.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

13. Equity (Continued)

As of December 31, 2018 and 2017, the balance of non-controlling interest related to QSLP was $44,796 thousand and $46,830 thousand, respectively.

	2018		2017

	WVA US$'000	QSLP US$'000	WVA US$'000	QSLP US$'000

Statement of Financial Position
Non-current assets	84,864	62,725	88,532	68,521
Current assets	59,957	42,125	45,269	33,076
Non-current liabilities	14,677	15,406	14,678	14,213
Current liabilities	38,060	24,356	36,359	18,346
Income Statement
Sales	168,041	108,764	161,014	97,697
Operating profit	6,319	2,284	5,947	467
Profit before taxes	6,319	979	5,947	122
Net (loss) income	(6,458)	478	14,678	42
Cash Flow Statement
Cash flows from operating activities	10,025	4,317	16,017	7,076
Cash flows from investing activities	(3,830)	(4,980)	(2,193)	(5,422)
Cash flows from financing activities	—	—	(15,000)	(2)
Exchange differences on cash and cash equivalents in foreign currencies	—	(32)	—	68
Beginning balance of cash and cash equivalents	340	2,462	1,516	742

Ending balance of cash and cash equivalents	6,535	1,767	340	2,462

14. Earnings (loss) per ordinary share

          Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year, if

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

14. Earnings (loss) per ordinary share (Continued)

any. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive.

	2018	2017	2016

Basic earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	43,661	(678)	(338,427)
Denominator:
Weighted average basic shares outstanding	171,406,272	171,949,128	171,838,153

Basic earnings (loss) per ordinary share (US$)	0.25	—	(1.97)

Diluted earnings (loss) per ordinary share computation
Numerator:
Profit (loss) attributable to the Parent (US$'000)	43,661	(678)	(338,427)
Denominator:
Weighted average basic shares outstanding	171,406,272	171,949,128	171,838,153
Effect of dilutive securities	123,340	—	—

Weighted average dilutive shares outstanding	171,529,612	171,949,128	171,838,153

Diluted earnings (loss) per ordinary share (US$)	0.25	—	(1.97)

          Potential ordinary shares of 269,116, of 170,673, and of 96,236 were excluded from the calculation of diluted earnings (loss) per ordinary share in 2018, 2017, and 2016 respectively because their effect would be anti-dilutive.

15. Provisions

          Provisions comprise the following at December 31:

	2018			2017

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

Provision for pensions	52,529	197	52,726	59,195	—	59,195
Environmental provision	2,880	331	3,211	3,121	346	3,467
Provisions for litigation	—	2,399	2,399	—	11,732	11,732
Provisions for third-party liability	7,270	—	7,270	7,639	—	7,639
Provisions for CO2 emissions allowances	2,859	25,111	27,970	—	7,281	7,281
Other provisions	10,249	12,532	22,781	12,442	13,736	26,178

Total	75,787	40,570	116,357	82,397	33,095	115,492

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

          The changes in the various line items of provisions in 2018 and 2017 were as follows:

	Provision for Pensions US$'000	Environmental Provision US$'000	Provisions for Litigation in Progress US$'000	Provisions for Third Party Liability US$'000	Provisions for CO2 Emissions Allowances US$'000	Other Provisions US$'000	Total US$'000

Balance at January 1, 2017	60,876	3,083	—	5,835	5,512	26,278	101,584

Charges for the year	5,082	133	10,807	2,451	6,946	1,494	26,913
Provisions reversed with a credit to income	(1,321)	—	(237)	(181)	—	(545)	(2,284)
Amounts used	(2,304)	(93)	—	—	(5,907)	(2,911)	(11,215)
Provision against equity	(4,511)	—	—	—	—	—	(4,511)
Transfers from/(to) other accounts	—	—	931	(12)	—	(612)	307
Exchange differences and others	1,373	344	231	(454)	730	1,009	3,233
Transfer from liabilities associated with assets held for sale (see Note 29)	—	—	—	—	—	1,465	1,465

Balance at December 31, 2017	59,195	3,467	11,732	7,639	7,281	26,178	115,492

Charges for the year	4,611	103	392	229	26,348	2,483	34,166
Provisions reversed with a credit to income	(36)	—	—	(9)	—	(1,524)	(1,569)
Amounts used	(2,076)	—	(9,595)	(239)	(5,470)	(3,039)	(20,419)
Provision against equity	(3,568)	—	—	—	—	—	(3,568)
Transfers from/(to) other accounts	277	—	—	—	—	—	277
Exchange differences and others	(5,677)	(359)	(130)	(350)	(189)	(2,035)	(8,740)
Additions from business combinations (see Note 5)	—	—	—	—	—	735	735
Disposals from business divestitures	—	—	—	—	—	(17)	(17)

Balance at December 31, 2018	52,726	3,211	2,399	7,270	27,970	22,781	116,357

          The main provisions relating to pensions are as follows:

France

          These relate to various obligations assumed by FerroPem, S.A.S. with various groups of employees relate to long-service benefits, medical insurance supplements and retirement

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

obligations, all of which are defined benefit obligations, whose changes in 2018 and 2017 were as follows:

	2018 US$'000	2017 US$'000

Obligations at the beginning of year	29,768	29,733
Current service cost	1,678	1,834
Borrowing costs	470	383
Actuarial differences	(700)	(4,570)
Benefits paid	(1,818)	(1,471)
Exchange differences	(1,349)	3,859

Obligations at the end of year	28,049	29,768

          At December 31, 2018 and 2017, the effect of a 1% change in the cost of this provision would have resulted in a change to the provision of approximately $3,664 thousand and $3,970 thousand, respectively.

          The following table reflects the gross benefit payments that are expected to be paid for the benefit plans for the year ended December 31, 2018:

2018 US$'000

2019	1,597
2020	977
2021	1,179
2022	1,329
2023	2,007
Years 2024-2028	8,628

          The subsidiary recognized provisions in this connection based on an actuarial study performed by an independent expert.

South Africa

          Defined benefit plans relate to Retirement medical aid obligations and Retirement benefits. Actuarial valuations are performed periodically by independent third parties and in the actuary's opinion the fund was in a sound financial position. The valuation was based upon the amounts as per the latest valuation report received from third party experts.

Retirement medical aid obligations

          The Company's South African subsidiary provides post-retirement benefits by way of medical aid contributions for employees and dependents.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

Retirement benefits

          It is the policy of the Company's South African subsidiary to provide retirement benefits to all its employees and therefore participation in the retirement fund is compulsory. The Company has both defined contribution and defined benefit plans. The pension fund obligation is recognized in current provisions as the Company will contribute the difference to the plan assets within the next 12 months.

          In this regard, the changes of this provision in 2018 and 2017 were as follows:

	2018 US$'000	2017 US$'000

Obligations at beginning of year	7,872	8,760
Current service cost	139	310
Borrowing costs	740	932
Actuarial differences	(2,000)	(2,226)
Benefits paid	(226)	(740)
Exchange differences	(1,096)	836

Obligations at end of year	5,429	7,872

          At December 31, 2018 and 2017, the effect of a 1% change in the cost of the medical aid would have resulted in a change to the provision of approximately $216 thousand and $297 thousand, respectively.

          The breakdown, in percentage, of the plan assets are as follows:

	2018	2017

Cash	1.72%	47.45%
Equity	47.42%	24.79%
Bond	13.62%	7.66%
Property	2.67%	1.41%
International	30.27%	15.74%
Others	4.30%	2.95%

Total	100.00%	100.00%

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

          As of December 31, 2018 and 2017 the Plan assets amounted to $1,906 thousand and $2,248 thousand, respectively. Changes in the fair value of plan assets linked to the defined benefit plans in South Africa were as set forth in the following table:

	2018 US$'000	2017 US$'000

Fair value of plan assets at the beginning of the year	2,248	3,532
Interest income on assets	216	255
Benefits paid	(50)	(2,609)
Actuarial differences	(228)	270
Other	(280)	800

Fair value of plan assets at the end of the year	1,906	2,248

Actual return on assets	(11)	525

Venezuela

Benefit Plan

          The company FerroVen has pension obligations to all of its employees who, once reaching retirement age, have accumulated at least 15 years of service to the company and receive a Venezuelan Social Security Institute (IVSS) pension. In addition to the pension paid by the IVSS, 80% of the basic salary accrued when the pension benefit is awarded is guaranteed and paid by means of a lifelong monthly pension.

          The most recent of the present value of the defined benefit obligation actuarial valuation was determined at December 31, 2018 by independent actuaries. The present value of the obligation for defined benefit cost, the current service cost and past service cost were determined using the projected unit credit method.

          In this regards, the changes of this provision in 2018 and 2017 were as follows:

	2018 US$'000	2017 US$'000

Obligations at the beginning of year	1,883	2,955
Current service cost	775	158
Borrowing costs	—	2,255
Benefits paid	(35)	(93)
Exchange differences	(2,089)	(3,392)

Obligations at the end of year	534	1,883

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

          The summary of the main actuarial assumptions used to calculate the aforementioned obligations is as follows:

	France		South Africa		Venezuela

	2018	2017	2018	2017	2018	2017

Salary increase	1.60% - 6.10%	1.60% - 6.10%	7.2%	8.1%	400000%	207.25%
Discount rate	2%	2%	9.9%	10.3%	520004%	219.54%
Expected inflation rate	1.60%	1.60%	6.2%	7.10%	500000%	207%
Mortality	TGH05/TGF05	TGH05/TGF05	SA 85 - 90 / PA (90)	SA 85 - 90 / PA (90)	UP94	UP94
Retirement age	65	65	63	63	64	63

North America

a.
Defined Benefit Retirement and Post-retirement Plans

          Globe Metallurgical Inc. ("GMI") sponsors three non-contributory defined benefit pension plans covering certain employees, which were all frozen in 2003. Core Metals sponsors a non-contributory defined benefit pension plan covering certain employees, which was closed to new participants in April 2009.

          Quebec Silicon Limited partnership ("QSLP") sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits. The contributory defined benefit pension plan was closed to new participants in December 2013. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada ("CEP") ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company's funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

          Benefit Obligations and Funded Status — The following provides a reconciliation of the benefit obligations, plan assets and funded status of the North American plans as of December 31, 2018 and 2017:

	2018				2017

	USA	Canada			USA	Canada

	Pension Plans US$'000	Pension Plans US$'000	Post- retirement Plans US$'000	Total US$'000	Pension Plans US$'000	Pension Plans US$'000	Post- retirement Plans US$'000	Total US$'000

Benefit obligation	35,062	22,393	7,377	64,832	38,195	24,788	8,837	71,820
Fair value of plan assets	(29,038)	(17,076)	—	(46,114)	(32,869)	(19,283)	—	(52,152)

Provision for pensions	6,024	5,317	7,377	18,718	5,326	5,505	8,837	19,668

          All North American pension and post-retirement plans are underfunded. At December 31, 2018 and 2017, the accumulated benefit obligation was $57,455 thousand and $62,983 thousand for the defined pension plan and $7,377 thousand and $8,837 thousand for the post-retirement plans, respectively.

          The assumptions used to determine benefit obligations at December 31, 2018 and 2017 for the North American plans are as follows:

	North America — 2018			North America — 2017

	USA	Canada		USA	Canada

	Pension Plan	Pension Plan	Postretirement Plan	Pension Plan	Pension Plan	Postretirement Plan

Salary increase	N/A	2.75% - 3.00%	N/A	N/A	2.75% - 3.00%	N/A
Discount rate	4.00%	3.80%	3.90%	3.50%	3.60%	3.65%
Expected inflation rate	N/A	N/A	N/A	N/A	N/A	N/A
Mortality	SOA RP-2014 Blue Collar Mortality	CPM2014-Private	CPM2014-Private	SOA RP-2014 Total Dataset Mortality	CPM2014-Private	CPM2014-Private
Retirement age	65	62	62	65	62	62

          The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2018 and 2017 and the Mercer Proprietary Yield Curve for 2018 and 2017. QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

          The Company expects to make discretionary contributions of approximately $1,037 thousand to the North American defined benefit pension and post-retirement plans for the year ending December 31, 2019.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

          The following reflects the gross benefit payments that are expected to be paid in future years for the benefit plans for the year ended December 31:

	Pension Plans US$'000	Non-pension Postretirement Plans US$'000

2019	3,175	197
2020	3,205	197
2021	3,241	203
2022	3,247	203
2023	3,311	222
Years 2024 - 2028	17,178	1,393

          The accumulated non-pension postretirement benefit obligation has been determined by application of the provisions of the Company's health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.3% for 2018 and decreasing to an ultimate rate of 4.0% in fiscal 2040. At December, 31 2018 and 2017, the effect of a 1% increase in health care cost trend rate on the non-pension postretirement benefit obligation is $1,535 thousand and $1,862 thousand, respectively. At December, 31 2018 and 2017 the effect of a 1% decrease in health care cost trend rate on the non-pension postretirement benefit obligation is ($1,194) thousand and ($1,442) thousand.

          The changes to these obligations in the current year ended December 31, 2018 were as follows:

	2018

	USA	Canada

	Pension Plans US$'000	Pension Plans US$'000	Post-retirement Plans US$'000	Total US$'000

Obligations at the beginning of year	38,195	24,788	8,837	71,820
Service cost	185	123	334	642
Borrowing cost	1,300	816	297	2,413
Actuarial differences	(2,849)	(416)	(1,240)	(4,505)
Benefits paid	(1,874)	(978)	(161)	(3,013)
Exchange differences	—	(1,940)	(690)	(2,630)
Expenses	(70)	—	—	(70)
Plan amendments	175	—	—	175

Obligations at the end of year	35,062	22,393	7,377	64,832

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

          The plan assets of the defined benefit and retirement and post-retirement plans in North America are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2018 and 2017 of the assets by class are:

	2018	2017

Cash	1%	2%
Equity Mutual Funds	40%	45%
Fixed Income Securities	59%	51%
Real Estate Mutual Funds	—%	2%

Total	100%	100%

          For the year ended December 31, 2018, the changes in plan assets were as follows:

	2018

	USA	Canada

	Pension Plans US$'000	Pension Plans US$'000	Total US$'000

Fair value of plan assets at the beginning of the year	32,869	19,283	52,152
Interest income on assets	1,110	643	1,753
Benefits paid	(1,874)	(978)	(2,852)
Actuarial return on plan assets	(3,044)	(1,154)	(4,198)
Other	(23)	(718)	(741)

Fair value of plan assets at the end of the year	29,038	17,076	46,114

b.
Other Benefit Plans

          The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

          The Company's subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. The Company agrees to match 25% of participants' contributions up to a maximum of 6% of compensation. Additionally, the Company sponsors a defined contribution plan for employees of Core Metals. Under the plan, the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds.

          Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

15. Provisions (Continued)

Environmental provision

          Environmental provisions relate to $2,880 thousand of non-current environmental rehabilitation obligations (2017: $3,121 thousand) and $331 thousand of current environmental rehabilitation obligations (2017: $346 thousand).

Provisions for litigation

          Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A., who may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica's purchase of that business in December 2004 have filed administrative claims for asbestos-related benefits and, in some cases, damages. The Company has recognized a provision of $1,775 thousand during the year ended December 31, 2018 as part of the current portion of Provisions for litigation (2017: $2,339 thousand). The associated expense has been recorded to Staff costs in the Consolidated Income Statement. See Note 24 for further information.

          The outcome of these claims, including the amount and timing of any potential liabilities is inherently uncertain. The provision reflects the Company's best estimate of the expenditure required to resolve claims that have or appear likely to result in liability.

          The company received in March 2017 a demand for mediation from our North American joint venture partner regarding a dispute in relation to the price of coal charged by our subsidiary, Alden, to our North American joint ventures. During 2017, the parties engaged in a non-binding mediation process and the Company recognized a provision of $8,900 thousand during the year ended December 31, 2017. During 2018, the Company reached an agreement with the joint venture partner, and paid $4,450 thousand, and recognized the remaining $4,450 thousand in other current liabilities.

Provisions for third-party liability

          Provisions for third-party liability relate to current obligations ($7,270 thousand) relating to health costs for retired employees (2017: $7,639 thousand).

Other provisions

          Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions includes provision for taxes of $7,323 thousand (2017: $8,136 thousand) and other provisions of $15,458 thousand (2017: $18,042 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

16. Bank borrowings

          Bank borrowings comprise the following at December 31:

	2018

	Limit US$'000	Non-Current Amount US$'000	Current Amount US$'000	Total US$'000

Borrowings carried at amortised cost:
Credit facilities	250,000	132,821	493	133,314
Other loans		—	7,698	7,698

Total		132,821	8,191	141,012

	2017

	Limit US$'000	Non-Current Amount US$'000	Current Amount US$'000	Total US$'000

Borrowings carried at amortised cost:
Credit facilities	200,000	—	—	—
Other loans		—	1,003	1,003

Total		—	1,003	1,003

Credit facilities

          Credit facilities comprise the following at December 31:

	2018 US$'000	2017 US$'000

Secured loans carried at amortised cost
Principal amount	135,919	—
Unamortised issuance costs	(3,098)	—
Accrued interest	493	—

Total	133,314	—

Amount due for settlement within 12 months	493	—
Amount due for settlement after 12 months	132,821	—

Total	133,314	—

          On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the "Revolving Credit Facility"). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand (see Note 30). In addition to loans in US dollars, multicurrency borrowings under the Revolving Credit Facility are available in Euros, Pound Sterling and any other currency approved by the administrative agent and

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

16. Bank borrowings (Continued)

lenders. Subject to certain exceptions, loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed at any time until the facility's expiration date in February 27, 2021.

Interest Rates

          At the Company's option, loans under the Revolving Credit Facility bear interest based on the Base Rate or the Euro-Rate (each as defined below), plus an applicable margin. The applicable margin varies based on financial ratios, and is currently 2.25% for Base Rate loans or 3.25% for Euro-Rate loans. The average interest rate during the twelve months ended December 31, 2018 was 5.2%.

          Base Rate shall mean, for any day, a fluctuating per annum rate of interest equal to the highest of (a) the Fed Overnight Bank Funding Rate, plus fifty basis points (0.50%), (b) the Prime Rate, and (c) the Daily LIBOR Rate, plus 100 basis points (1.00%). Any change in the Base Rate (or any component thereof) shall take effect at the opening of business on the day such change occurs. Notwithstanding the foregoing, if the Base Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the Revolving Credit Facility Agreement.

          Euro-Rate shall mean the following: (a) with respect to the U.S. Dollar Loans comprising any Borrowing Tranche to which the Euro-Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market; (b) with respect to Optional Currency Loans in Euros or British Pounds Sterling comprising any Borrowing Tranche for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate at which such currencies are offered by leading banks in the London interbank deposit market.

Guarantees and security

          The obligations of Ferroglobe PLC (Borrower) under the Revolving Credit Facility, are guaranteed by certain of its subsidiaries (the Guarantors). The obligations of the Borrower and the Guarantors (together, the Loan Parties), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by particular security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

          In addition to certain affirmative and negative covenants, the Revolving Credit Facility contains certain maintenance financial covenants, including a maximum net total leverage ratio and a minimum interest coverage ratio. The Company was in compliance with all covenants as of December 31, 2018. On or around 22 February 2019 the Company entered in to an amendment to the Revolving Credit facility that modified the financial maintenance covenants for an interim period (see Note 30).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

16. Bank borrowings (Continued)

Foreign currency exposure of bank borrowings

          The breakdown by currency of bank borrowings at December 31, is as follows:

	2018

	Non-Current Principal Amount US$'000	Current Principal Amount US$'000	Total US$'000

Borrowings in US Dollars	78,664	785	79,449
Borrowings in Euros	57,255	6,913	64,168

Total	135,919	7,698	143,617

	2017

	Non-Current Principal Amount US$'000	Current Principal Amount US$'000	Total US$'000

Borrowings in US Dollars	—	992	992
Borrowings in other currencies	—	11	11

Total	—	1,003	1,003

Contractual maturity of non-current bank borrowings

          The contractual maturity of non-current bank borrowings at December 31, 2018, was as follows:

	2018

	2021 US$'000	Total US$'000

Credit facilities	132,821	132,821
Other loans	—	—

Total	132,821	132,821

          There were no non-current bank borrowings outstanding at December 31, 2017.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

17. Leases

Obligations under finance leases

          Obligations under finance leases comprise the following at December 31:

	2018			2017

	Non- Current US$'000	Current US$'000	Total US$'000	Non- Current US$'000	Current US$'000	Total US$'000

Hydroelectrical installations (including power lines and concessions)	52,428	12,577	65,005	68,088	12,551	80,639
Other finance leases	1,044	422	1,466	1,625	369	1,994

Total	53,472	12,999	66,471	69,713	12,920	82,633

          On May 25, 2012, FerroAtlàntica, S.A., as financial lessee, entered into a sale and leaseback agreement (the "Hydro-electric Finance Lease") with respect to certain hydro-electric assets in Spain. The financial lessee's obligations under the Hydroelectric Finance Lease are secured by such hydro-electric assets. Payments in respect of the Hydro-electric Finance Lease are to be made in 120 installments, which commenced on May 25, 2012 and continue until maturity on May 25, 2022. The outstanding amounts under this loan accrue interest at a rate equal to six-month EURIBOR plus 3.5%.

          The detail, by maturity, of the non-current payment obligations under finance leases as of December 31, 2018 is as follows:

	2020 US$'000	2021 US$'000	2022 US$'000	Total US$'000

Hydroelectrical installations (including power lines and concessions)	13,199	13,849	25,380	52,428
Other finance leases	618	426	—	1,044

Total	13,817	14,275	25,380	53,472

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

17. Leases (Continued)

          Future net minimum lease payments under finance leases together with the future finance charges are as follows:

	Undiscounted minimum lease payments		Present value of minimum lease payments

	2018 US$'000	2017 US$'000	2018 US$'000	2017 US$'000

Within 1 year	13,362	13,281	12,999	12,920
Between 1 and 5 years	61,556	82,683	53,472	69,713
After 5 years	—	—	—	—

Total minimum lease payments	74,918	95,964	66,471	82,633
Less: amounts representing finance lease charges	(8,447)	(13,331)	—	—

Present value of minimum lease payments	66,471	82,633	66,471	82,633

Operating leases

          The Company also enters into operating leases, the most significant of which relates to the Company's office leases. Expenses associated with operating leases are recorded in Other Operating Expenses in the consolidated income statement, and the minimum lease payments on operating leases at December 31, are as follows:

	2018 US$'000	2017 US$'000

Within one year	9,684	12,105
Between one and five years	20,847	27,277
After five years	732	3,347

Total	31,263	42,729

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

18. Debt instruments

          Debt instruments comprise the following at December 31:

	2018 US$'000	2017 US$'000

Unsecured notes carried at amortised cost
Principal amount	350,000	350,000
Unamortised issuance costs	(8,343)	(10,668)
Accrued coupon interest	10,937	10,938

Total	352,594	350,270

Amount due for settlement within 12 months	10,937	10,938
Amount due for settlement after 12 months	341,657	339,332

Total	352,594	350,270

          On February 15, 2017, Ferroglobe and Globe (together, the "Issuers") issued $350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). The proceeds were used primarily to repay existing indebtedness, including borrowings, certain credit facilities and other loans. Issuance costs of $12,116 thousand were incurred. The principal amounts of the Notes issued by Ferroglobe and Globe were $150,000 thousand and $200,000 thousand, respectively. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

          At any time prior to March 1, 2019, the Issuers may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the Issuers may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Issuers may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

          The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Stock Exchange. The associated indenture of the notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. Grupo Villar Mir S.A.U. owns 53.9% of the Company's outstanding shares and has pledged them to secure its obligations to certain banks. The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo Villar Mir S.A.U. defaults on the underlying loan. See Note 27 for further information.

          The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year, was $288,022 thousand as at December 31, 2018 (December 31, 2017: $378,000 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

19. Other financial liabilities

          Other financial liabilities comprise the following at December 31:

	2018			2017

	Non-Current US$'000	Current US$'000	Total US$'000	Non-Current US$'000	Current US$'000	Total US$'000

Financial loans from government agencies	9,325	52,524	61,849	10,971	88,420	99,391
Derivative financial instruments	23,463	—	23,463	38,040	—	38,040

Total	32,788	52,524	85,312	49,011	88,420	137,431

Financial loans from government agencies

          On September 8, 2016, FerroAtlántica, S.A., as borrower, and the Spanish Ministry of Industry, Energy and Tourism (the "Ministry"), as lender, entered into two loan agreements under which the Ministry made available to the borrower loans in aggregate principal amount of €44,999 thousand and €26,909 thousand, respectively, in connection with industrial development projects relating to the Company's solar grade silicon project. The loan of €44,999 thousand is contractually due to be repaid in 7 installments over a 10-year period with the first three years as a grace period. The loan of €26,909 thousand was repaid in April 2018. Interest on outstanding amounts under each loan accrues at an annual rate of 2.29%. As of December 31, 2018, the amortized cost of these loans was €44,706 thousand (equivalent to $51,189 thousand) (2017: €72,517 thousand and $86,969 thousand).

          The agreements governing the loans contain the following limitations on the use of the proceeds of the outstanding loan: (1) the investment of the proceeds must occur between January 1, 2016 and February 24, 2019; (2) the allocation of the proceeds must adhere to certain approved budget categories; (3) if the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and (4) the borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services. As of December 31, 2018, the balance of these loans have been presented within current liabilities due to non-compliance with the loan conditions.

          The remaining non-current and current balances are related to loans granted mainly by French and Spanish government agencies.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

19. Other financial liabilities (Continued)

Derivative financial instruments

          Derivative financial instruments comprise the following at December 31:

	2018 US$'000	2017 US$'000

Derivatives designated as hedging instruments
Cross currency swap	15,883	26,219
Derivatives not designated as hedging instruments
Cross currency swap	4,501	7,429
Interest rate swaps	3,079	4,392

	23,463	38,040

Cross currency swap

          The Company's operations generate cash flows predominantly in Euros and US dollars. The Company is exposed to exchange rate fluctuations between these currencies as it expects to convert Euros into US dollars to settle a proportion of the interest and principal of the Notes (see Note 18). To manage this currency risk, the Parent Company entered a cross-currency swap (the "CCS") on May 12, 2017 where on a semi-annual basis it will receive interest of 9.375% on a notional of $192,500 thousand and pay interest of 8.062% on a notional of €176,638 thousand and it will exchange these Euro and US dollar notional amounts at maturity of the Notes in 2022. The timing of payments of interest and principal under the CCS coincide exactly with those of the Notes.

          The fair value of the CCS at December 31, 2018 was $20,384 thousand (2017: $33,648 thousand) (see Note 28).

          The Parent Company, which has a Euro functional currency, has designated $150,000 thousand of the notional amount of the CCS as a cash flow hedge of the variability of the Euro functional currency equivalents of the future US dollar cash flows of $150,000 thousand of the principal amount of the Notes. During the year ended December 31, 2018, the change in fair value of the CCS has resulted in a gain of $10,006 thousand recognized through other comprehensive income in the valuation adjustments reserve (2017: $24,171 thousand loss). During the year ended December 31, 2018, the change in value of the hedged item used as the basis for recognizing hedge ineffectiveness for the period was a gain of $10,333 thousand. This cash flow hedge was assessed to be highly effective at December 31, 2018 and therefore no ineffectiveness was recognized in the income statement. Amounts transferred from the valuation adjustments reserve to the income statement comprise a gain of $7,024 thousand transferred to exchange differences (2017: $14,791 thousand loss) and a gain of $951 thousand transferred to finance costs (2017: $1,216 thousand). At December 31, 2018, a balance of $8,567 thousand in respect of the cash flow hedge of the CCS remained in the valuation adjustment reserve and will be reclassified to the

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

19. Other financial liabilities (Continued)

income statement as the hedged item affects profit or loss over the period to maturity of the Notes (2017: $10,596 thousand).

          The remaining $42,500 thousand of the notional amount of the CCS is not designated as a cash flow hedge and is accounted for at fair value through profit or loss, resulting in a gain of $2,838 thousand for the year ended December 31, 2018, which is recorded in financial derivative gain in the consolidated income statement (2017: $6,850 thousand loss).

Interest rate swaps

          The Company enters into interest rate swaps to manage the risk of changes in interest rates on certain non-current and current obligations. Since June 30, 2015, the interest rate swaps have been considered as ineffective hedges and as a result the changes in fair value of these derivatives are recognized through profit or loss. At December 31, 2018, valuation adjustments reserve includes $2,602 thousand that relates to hedging relationships for which hedge accounting is no longer applied.

          The following interest rate swaps were outstanding at December 31:

	2018

	Nominal Amount US$'000	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Fair Value US$'000

Lease of hydroelectrical installations	137,400	2022	2.05	6-month Euribor	(3,079)

Total					(3,079)

	2017

	Nominal Amount US$'000	Maturity	Fixed Interest Rate	Reference Floating Interest Rate	Fair Value US$'000

Lease of hydroelectrical installations	143,916	2022	2.05	6-month Euribor	(4,392)

Total					(4,392)

20. Trade and other payables

          Trade and other payables compose the following at December 31:

	2018 US$'000	2017 US$'000

Payable to suppliers	241,936	172,566
Trade notes and bills payable	14,887	20,293

Total	256,823	192,859

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

21. Other liabilities

          Other liabilities comprise the following at December 31:

	2018			2017

	Non-Current US$'000	Current US$'000	Total US$'000	Non-Current US$'000	Current US$'000	Total US$'000

Payable to non-current asset suppliers	99	11,648	11,747	—	5,411	5,411
Guarantees and deposits	16	—	16	32	2	34
Remuneration payable	55	45,705	45,760	—	46,667	46,667
Tax payables	—	20,799	20,799	1,574	17,785	19,359
Contingent consideration	23,119	3,103	26,222	—	—	—
Other liabilities	1,741	22,315	24,056	1,930	20,704	22,634

Total	25,030	103,570	128,600	3,536	90,569	94,105

Tax payables

          Tax payables comprise the following at December 31:

	2018			2017

	Non-Current US$'000	Current US$'000	Total US$'000	Non-Current US$'000	Current US$'000	Total US$'000

VAT	—	6,491	6,491	—	1,784	1,784
Accrued social security taxes payable	—	5,001	5,001	—	5,095	5,095
Personal income tax withholding payable	—	1,436	1,436	—	1,049	1,049
Other	—	7,871	7,871	1,574	9,857	11,431

Total	—	20,799	20,799	1,574	17,785	19,359

Share-based compensation

a.      Equity Incentive Plan

          On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the "Plan") and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan's main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options). The awards are subject to a service condition of three years from the date of grant.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

21. Other liabilities (Continued)

          Details of the Plan awards during the current and prior years are as follows:

Number of awards

Outstanding as of December 31, 2016	264,933
Granted during the period	492,432
Exercised during the period	—
Expired/forfeited during the period	—

Outstanding as of December 31, 2017	757,365
Granted during the period	485,860
Exercised during the period	—
Expired/forfeited during the period	(218,183)

Outstanding as of December 31, 2018	1,025,042

Exercisable as of December 31, 2018 and December 31, 2017	—

          The awards outstanding under the Plan at December 31, 2018 and December 31, 2017 were as follows:

Grant Date	Performance Period (three years ended)	Expiration Date	Exercise Price	Fair Value at Grant Date	2018	2017

June 14, 2018	N/A	June 13, 2028	nil	$9.34	129,930	—
March 21, 2018	December 31, 2021	March 20, 2028	nil	$22.56	287,080	—
June 20, 2017	December 31, 2020	June 20, 2027	nil	$15.90	17,342	17,342
June 1, 2017	N/A	June 1, 2027	nil	$10.96	19,463	19,463
June 1, 2017	December 31, 2020	June 1, 2027	nil	$16.77	382,002	455,627
November 24, 2016	December 31, 2019	November 24, 2026	nil	$16.66	189,225	264,933

					1,025,042	757,365

          The awards outstanding as of December 31, 2018 had a weighted average remaining contractual life of 6.18 years.

          At December 31, 2018, 875,649 of the outstanding awards were subject to performance conditions (2017: 737,902 awards). For those awards subject to performance conditions, upon completion of the three year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions can be summarized as follows:

Vesting Conditions
• 30% total shareholder return ("TSR") relative to a comparator group
• 30% TSR relative to S&P Global 1200 Metals and Mining Index
• 20% return on invested capital ("ROIC") relative to a comparator group
• 20% net operating profit after tax ("NOPAT") relative to a comparator group

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

21. Other liabilities (Continued)

          There were no performance obligations linked to 149,393 of the awards outstanding at December 31, 2018 (2017: 19,463 awards). These awards were issued as deferred bonus awards and vest subject to remaining in employment for three years.

Fair Value

          The weighted average fair value of the awards granted during the year ended December 31, 2018 was $18.62 (2017: $16.51). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models. Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

          The following assumptions were used to estimate the fair value of the awards:

	Grant date

	March 21, 2018	June 20, 2017	June 01, 2017	November 24, 2016

Fair value at grant date	$22.56	$15.90	$16.77	$16.66
Grant date share price	$15.19	$10.50	$10.96	$11.81
Exercise price	Nil	Nil	Nil	Nil
Expected volatility	49.86%	43.15%	43.09%	44.83%
Option life	3.00 years	3.00 years	3.00 years	3.00 years
Dividend yield	—%	—%	—%	—%
Risk-free interest rate	2.48%	1.52%	1.44%	1.39%
Remaining performance period at grant date	2.78	2.53	2.58	2.1
Company TSR at grant date	2.1%	(0.3)%	4.0%	40.0%
Median comparator group TSR at grant date	(6.2)%	(7.2)%	(3.7)%	56.4%
Median index TSR at grant date	(8.4)%	0.6%	4.8%	45.7%

          At the date of grant for these awards, all of the opening averaging period and some of the performance period had elapsed. The Company's TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.

          To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company's volatility, using historical data, where available, which matches the length of the remaining performance period grant date.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

21. Other liabilities (Continued)

          The Company's correlation with its comparator group was assessed on the basis of correlations above 20% being considered significant and incorporated into the valuation model (100% represents perfect positive correlation and 0% represents no correlation).

          For the year ended December 31, 2018, share-based compensation expense related to this stock plan amounted to $2,798 thousand, which is recorded in staff costs (2017: $2,405 thousand).

b.      Options assumed under business combination with Globe

          Prior to the business combination, shares of Globe Specialty Metals common stock were registered pursuant to Section 12(b) of the Exchange Act and listed on NASDAQ. As a result of the business combination between Ferroglobe and Globe, each share of Globe common stock was converted into the right to receive one Ferroglobe ordinary share. The shares of Globe common stock were suspended from trading on NASDAQ effective as of the opening of trading on December 24, 2015. Ferroglobe ordinary shares were approved for listing on The NASDAQ Global Market. At the effective time of the business combination, GSM stock and stock-based awards were replaced with stock and stock-based awards of Ferroglobe in a one to one exchange.

          There were 59,980 options that were exercised and 167,990 share options that expired during the year ended December 31, 2018 (2017: 34,990 options were exercised and 71,027 share options expired).

          A summary of options outstanding is as follows:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term in Years	Aggregate Intrinsic Value

Outstanding as of December 31, 2016	629,378	$14.59	1.75	580
Exercised during the period	(34,990)	6.77
Expired/forfeited during the period	(71,027)	14.54

Outstanding as of December 31, 2017	523,361	$15.12	0.89	$1,774

Exercised during the period	(59,980)	5.89
Expired/forfeited during the period	(167,990)	17.99
Cancelled in lieu of cash settlement	(191,761)	12.54

Outstanding as of December 31, 2018	103,630	$19.40	0.44	$—

Exercisable as of December 31, 2018	103,630	$19.40	0.44	$—

          As of December 31, 2018 there are total vested options of 103,630 and no unvested options outstanding (2017: vested options of 515,028 and 8,333 unvested options).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

21. Other liabilities (Continued)

          For the year ended December 31, 2018, share based compensation income related to stock options under this plan was $287 thousand (2017: $4 thousand expense). The expense is reported within staff costs in the consolidated income statement.

          For the year ended December 31, 2018, the Company settled 191,761 of the above options for cash resulting in a payment of $680 thousand.

c.      Executive bonus plan assumed under business combination with Globe

          Prior to the business combination, the Globe also issued restricted stock units under the Company's Executive Bonus Plan. The fair value of restricted stock units is based on quoted market prices of the Company's stock at the end of each reporting period. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company's stock price on the date of transfer. For the year ended December 31, 2018, 7,031 restricted options were exercised and for the year ended December 31, 2017, 371,570 restricted options were exercised. As of December 31, 2018, and 2017 year end, restricted stock units of nil and 13,340, respectively, were outstanding.

          For the year ended December, 31 2018, share based compensation income for these restricted stock units was $584 thousand before tax and $376 thousand after tax (2017: $343 thousand expense before tax and $202 thousand expense after tax). The expense is reported within staff costs in the consolidated income statement. At December 31, 2018 and 2017, the liability associated with the restricted stock option was $41 thousand and $626 thousand, respectively included in other current liabilities.

d.      Stock appreciation rights assumed under business combination with Globe

          Globe issued cash-settled stock appreciation rights as an additional form of incentivized bonus. Stock appreciation rights vest and become exercisable in one-third increments over three years. The Company settles all awards by cash transfer, based on the difference between the Company's stock price on the date of exercise and the date of grant. The Company estimates the fair value of stock appreciation rights using the Black-Scholes option pricing model. There were 74,373 stock appreciation rights cancelled and 498,476 stock appreciation rights exercised during the year ended December 31, 2018 (2017: 209,451 stock appreciation rights cancelled and 168,135 stock appreciation rights exercised). As of December 31, 2018, and 2017, there were 610,021 and 1,182,871 stock appreciation rights outstanding, respectively.

          For the year ended December 31, 2018 compensation income for these stock appreciation rights was $5,848 thousand before tax and $3,762 thousand after tax (2017: $3,429 thousand expense before tax and $2,023 thousand expense after tax). As of December 31, 2018, the liability associated with the stock appreciation rights is $62 thousand and is included in other current liabilities (2017: liability of $5,911 thousand included within other liabilities, of which $111 thousand was presented as non-current).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

22. Tax matters

          The components of current and deferred income tax expense (benefit) are as follows:

	2018 US$'000	2017 US$'000	2016 US$'000

Consolidated income statement
Current income tax
Current income tax charge/(credit)	22,795	30,491	(14,885)
Adjustments in current income tax in respect of prior years	(865)	753	1,220

Total	21,930	31,244	(13,665)

Deferred tax
Origination and reversal of temporary differences	2,500	(14,857)	(33,030)
Impact of tax rate changes	98	(31,688)	—
Adjustments in deferred tax in respect of prior years	(293)	480	—

Total	2,305	(46,065)	(33,030)

Income tax expense (benefit)	24,235	(14,821)	(46,695)

          As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted effective tax rate is considered to be appropriate in estimating the Company's expected tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2018, 2017, and 2016:

	2018 US$'000	2017 US$'000	2016 US$'000

Accounting profit/(loss) before income tax	48,808	(20,643)	(405,308)
At weighted effective tax rate of 36% (2017: 31% and 2016: 31%)	17,409	(6,399)	(125,645)
Non-taxable income/(expenses)	(14,856)	96	—
Non-deductible expenses	25,079	18,278	81,648
Movements in unprovided deferred tax	7,620	7,138	15,326
US Tax Reform — federal tax rate change	—	(31,257)	—
Differing territorial tax rates	(2,262)	2	(22,949)
Adjustments in respect of prior periods	(1,038)	1,233	—
Other items	(4,936)	(845)	890
Elimination of effect of interest in joint ventures	1,079	1,458	—
Other permanent differences	1,242	(1,685)	5,196
Incentives and deductions	(6,944)	(3,188)	(1,161)
US State taxes	1,235	348	—
Taxable capital gains	607	—	—

Income tax expense/(benefit)	24,235	(14,821)	(46,695)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

22. Tax matters (Continued)

          The Tax Cuts and Jobs Act ("TCJA") was enacted into law on December 22, 2017. The material impact of the TCJA on the Company's 2017 position was a deferred tax credit of $31.2 million representing the remeasurement of the Company's U.S. net deferred tax liability as a consequence of the reduction of the U.S. federal corporate statutory tax rate from 35% to 21% with effect from January 1, 2018. A one-off tax charge of $1.7 million representing the Company's best estimate of its transition tax liability was recorded in 2017 and reversed in the current period following a comprehensive review of the foreign historic earnings and profits subject to tax under the new law.

Current tax assets and liabilities

	2018 US$'000	2017 US$'000

Current tax assets
Income tax receivable	27,404	17,158
Current tax liabilities
Income tax payable	2,335	7,419

Net tax assets	25,069	9,739

Deferred tax assets and liabilities

For the year ended December 31, 2018:

	Opening Balance US$'000	Prior Year Charge US$'000	Recognised in P&L US$'000	Recognised in Equity/ OCI US$'000	Acquisitions/ Disposals US$'000	Exchange Differences US$'000	Closing Balance US$'000

Intangible assets	(2,442)	1,787	236	—	—	—	(419)
Biological assets	(5,521)	—	2,233	—	—	448	(2,840)
Provisions	25,534	(3,388)	(1,353)	93	210	(1,146)	19,950
Property, plant & equipment	(79,758)	(3,409)	3,562	—	(1,682)	3,002	(78,285)
Inventories	(243)	(3)	(2,673)	256	42	(12)	(2,633)
Hedging Instruments	1,239	15	7	(197)	—	(54)	1,010
Tax losses, incentives & credits	20,723	343	(7,249)	(489)	1,179	(877)	13,630
Partnership interest	(13,373)	(349)	1,197	—	—	—	(12,525)
Other	(6,028)	4,514	770	—	—	66	(678)

Total	(59,869)	(490)	(3,270)	(337)	(251)	1,427	(62,790)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

22. Tax matters (Continued)

Presented in the statement of financial position as follows:

	2018 US$'000	2017 US$'000

Deferred tax assets	14,589	5,273
Deferred tax liabilities	77,379	65,142

Net Total Deferred Tax Asset / (Liability)	(62,790)	(59,869)

Unrecognised deductible temporary differences, unused tax losses and unused tax credits

	2018 US$'000	2017 US$'000

Unused tax losses	396,119	391,997
Unused tax credits	7,963	8,028
Unrecognised deductible temporary differences	79,377	65,638

Total	483,459	465,663

Management of tax risks

          The Company is committed to conducting its tax affairs consistent with the following objectives:

  (i)
  to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

  (ii)
  to maintain mutual trust, transparency and respect in its dealings with all tax authorities; and

  (iii)
  to adhere with best practice and comply with the Company's internal corporate governance procedures, including but not limited to its Code of Conduct

          In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

23. Related party transactions and balances

          Balances with related parties at December 31 are as follows:

	2018

	Receivables		Payables

	Non-Current US$'000	Current US$'000	Non-Current US$'000	Current US$'000

Inmobiliaria Espacio, S.A.	—	2,953	—	7
Grupo Villar Mir, S.A.U.	—	79	—	—
Enérgya VM Generación, S.L	—	11,154	—	70
Villar Mir Energía, S.L.U.	2,288	38	—	8,941
Espacio Information Technology, S.A.U.	—	—	—	1,514
Blue Power Corporation, S.L.	—	—	—	134
Other related parties	—	2	—	462

Total	2,288	14,226	—	11,128

	2017

	Receivables		Payables

	Non-Current US$'000	Current US$'000	Non-Current US$'000	Current US$'000

Inmobiliaria Espacio, S.A.	—	3,033	—	4
Grupo Villar Mir, S.A.U.	—	83	—	—
Enérgya VM Generación, S.L	—	1,420	—	6
Villar Mir Energía, S.L.U.	2,398	35	—	12,065
Espacio Information Technology, S.A.U.	—	—	—	861
Blue Power Corporation, S.L.	—	—	—	29
Other related parties	2	1	—	8

Total	2,400	4,572	—	12,973

          Further information on related party balances and transactions is disclosed in Item 7 in the Extracts from the 2018 Form 20-F that accompany this annual report and accounts.

          The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest and renews automatically year on year, unless the parties agree otherwise.

          The balance with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

23. Related party transactions and balances (Continued)

          Transactions with related parties in 2018, 2017 and 2016 are as follows:

	2018

	Sales and Operating Income US$'000	Cost of Sales US$'000	Staff costs US$'000	Other Operating Expenses US$'000	Finance Income (Note 25.4) US$'000

Inmobiliaria Espacio, S.A.	—	—	—	6	72
Villar Mir Energía, S.L.U.	—	99,939	—	1,467	—
Espacio Information Technology, S.A.U.	—	—	—	4,226	—
Enérgya VM Generación, S.L	43,772	—	—	272	—
Enérgya VM Gestión, S.L	—	42	—	119	—
Key management personnel (Note 26)	—	—	10,531	—	—
Other related parties	20	—	—	119	—

Total	43,792	99,981	10,531	6,209	72

	2017

	Sales and Operating Income US$'000	Cost of Sales US$'000	Staff costs US$'000	Other Operating Expenses US$'000	Finance Income (Note 25.4) US$'000

Inmobiliaria Espacio, S.A.	—	—	—	2	70
Villar Mir Energía, S.L.U.	—	94,049	—	3,362	—
Espacio Information Technology, S.A.U.	—	—	—	3,807	—
Enérgya VM Generación, S.L	17,222	—	—	226	—
Enérgya VM Gestión, S.L	—	—	—	22	—
Key management personnel (Note 26)	—	—	11,305	—	—
Other related parties	—	—	—	1,440	154

Total	17,222	94,049	11,305	8,859	224

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

23. Related party transactions and balances (Continued)

	2016

	Sales and Operating Income US$'000	Cost of Sales US$'000	Staff costs US$'000	Other Operating Expenses US$'000	Finance Income (Note 25.4) US$'000

Inmobiliaria Espacio, S.A.	—	—	—	2	74
Grupo Villar Mir, S.A.U.	403	—	—	—	—
Villar Mir Energía, S.L.U.	45	69,083	—	3,626	—
Espacio Information Technology, S.A.U.	—	—	—	4,049	—
Enérgya VM Generación, S.L	20,553	—	—	503	—
Enérgya VM Gestión, S.L	—	253	—	—	—
Marco International Corporation	765	5,212	—	—	—
Key management personnel (Note 26)	—	—	32,752	—	—
Other related parties	—	—	—	92	—

Total	21,766	74,548	32,752	8,272	74

          "Cost of sales" of the related parties vis-à-vis Villar Mir Energía, S.L.U. relates to the purchase of energy from the latter by the Company's Electrometallurgy — Europe segment. FerroAtlántica pays VM Energía a service charge in addition to paying for the cost of energy purchase from the market. For the fiscal years ended December 31, 2018, 2017 and 2016, FerroAtlántica's and Hidro Nitro Española's obligations to make payments to VM Energía under their respective agreements — for the purchase of energy plus the service charge — amounted to $99,939 thousand, $94,049 thousand and $69,083 thousand, respectively. These contracts are similar to contracts FerroAtlántica signs with other third-party brokers.

          A former member of the board of directors until the end of 2016 is affiliated with Marco International Corporation, from which the Company purchased certain raw materials and to which the Company sold silicon-based alloys.

          "Other operating expenses" relates mainly to service fees paid to Espacio Information Technology, S.A.U. for managing and maintenance services rendered related, basically, to the enterprise resource planning ('ERP') that some Company entities use; and other IT development projects.

          "Sales and operating income" relates mainly to sales from Hidro Nitro Española to Enérgya VM for the sales made by its hydroelectric plant of $11,874 thousand, $7,419 thousand and $5,155 thousand for the fiscal years ended December 31, 2018, 2017 and 2016. Hidro Nitro Española was sold out of the Company on December 31, 2018. FerroAtlántica sales to Enérgya VM for the sales made by its hydroelectric plant of $31,898 thousand, $9,803 thousand and $15,398 thousand for the fiscal years ended December 31, 2018, 2017 and 2016.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

23. Related party transactions and balances (Continued)

          During 2018 and 2017, under the solar joint venture agreement FerroAtlántica and other subsidiaries have purchased property, plant and equipment of $4,252 and $3,611 thousand respectively, from Aurinka and Blue Power Corporation, S.L.

24. Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

          As of December 31, 2018 and 2017, the Company has provided bank guarantees commitments to third parties amounting $14,427 thousand and $18,943 thousand, respectively. Management believes that any unforeseen liabilities at December 31, 2018 and 2017 that might arise from the guarantees given would not be material.

Contingent liabilities

          In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Asbestos-related claims

          Certain employees of FerroPem, S.A.S., then known as Pechiney Electrometallurgie, S.A. ("PEM"), may have been exposed to asbestos at its plants in France in the decades prior to FerroAtlántica Group's purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to FerroAtlántica pursuant to the 2003 Share Sale and Purchase Agreement under which FerroAtlántica acquired PEM. As of the date of this annual report, approximately 93 such employees have "declared" asbestos-related injury to the French social security agencies, based either on the occurrence of work accidents ("accident du travail") or on administrative recognition of an occupational disease ("maladie professionelle"). Of these, 61 cases are closed, approximately 32 are pending before the French social security agencies or courts and, of the latter, 13 include assertions of "inexcusable negligence" ("faute inexcusable") which, if upheld, may lead to material liability on the part of FerroPem. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. In 2016, FerroPem initiated an arbitration process seeking to enforce indemnification provisions in the Share Sale and Purchase Agreement against Río Tinto France as successor to Pechiney Bâtiments, S.A. with respect to pending asbestos claims. On July 11, 2017, however, the claims in arbitration were denied in their entirety on various grounds, including that the claims were untimely, and Ferropem is without further recourse against Río Tinto. Litigation against, and material liability on the part of, FerroPem will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferropem's part. Whether material liability will arise

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

24. Guarantee commitments to third parties and contingent liabilities (Continued)

is determined case-by-case, often over a period of years, depending on, inter alia, the evolution of the claimant's asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant's ability to prove inexcusable negligence on PEM's part. Because of these and other uncertainties, no reliable estimate can be made at this time of FerroPem's eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants' assertions of inexcusable negligence were upheld against FerroPem. Liabilities in respect to asbestos-related claims have been recorded at December 31, 2018 at an estimated amount of $1,775 thousand in Provisions for litigation in progress.

Environmental matters

          On August 31, 2016, the U.S. Department of Justice (the "DOJ") requested a meeting with GMI to discuss potential resolution of a July 1, 2015 NOV/FOV that GMI received from the U.S. Environmental Protection Agency (the "EPA") alleging certain violations of the Prevention of Significant Deterioration ("PSD") and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at GMI's Beverly facility. Specifically, the July 2015 NOV/FOV alleges violations of the facility's existing operating and construction permits, including allegations related to opacity emissions, sulfur dioxide and particulate matter emissions, and failure to keep necessary records and properly monitor certain equipment. On October 27, 2016, GMI met with the DOJ and the EPA to discuss the alleged violations, GMI's preliminary assessment of those alleged violations, and its possible defenses to the NOV/FOV. As a result of that meeting, GMI has agreed to the government's request that GMI prepare an assessment of Best Available Control Technologies ("BACT") that could be applicable to the facility under the federal PSD program, to conduct a ventilation study to assess emissions at the facility, and to continue discussions with the government regarding an appropriate resolution of the NOV/FOV by consent. In February 2017, the EPA formally issued a request under Section 114 of the Clean Air Act, requiring GMI to conduct the ventilation study that GMI had previously agreed to conduct. On January 4, 2017, GMI received a second NOV/FOV dated December 6, 2016, arising from the same facts as the July 2015 NOV/FOV and subsequent EPA inspections. The second NOV/FOV alleges opacity exceedances at certain units, failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. As part of the on-going consent process to resolve the NOVs/FOVs, the government could demand that GMI install additional pollution control equipment or implement other measures to reduce emissions from the facility, as well as pay a civil penalty. GMI's environmental consultants have completed the ventilation study and a Ventilation Evaluation Report documenting the same, which GMI provided to EPA on October 6, 2017. Since that time, GMI and the government have continued negotiations regarding potential resolution of the NOV/FOVs, which negotiations are ongoing. At this time, however, GMI does not know the extent of potential injunctive relief or the amount of a civil penalty a negotiated resolution of this matter may entail. Should the DOJ and GMI be unable to reach a negotiated resolution of the NOVs/FOVs, the government could institute formal legal proceedings for injunctive relief and civil penalties. The statutory maximum penalty is $93,750 per day per violation, from April 2013 to the present.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

25. Income and expenses

25.1  Sales

          Sales by segment for the years ended December 31 are as follows:

	2018 US$'000	2017 US$'000	2016 US$'000

Electrometallurgy — North America	710,716	541,143	521,192
Electrometallurgy — Europe	1,447,973	1,083,200	949,547
Electrometallurgy — South Africa	208,543	122,504	142,160
Other segments	94,111	60,199	90,337
Eliminations	(187,305)	(65,353)	(127,199)

Total	2,274,038	1,741,693	1,576,037

          Sales by geographical area for the years ended December 31 are as follows:

	2018 US$'000	2017 US$'000	2016 US$'000

Spain	274,769	253,991	201,403
Germany	359,737	245,152	241,046
Italy	138,796	94,590	90,267
Other EU Countries	487,340	340,877	236,746
USA	674,243	547,309	563,619
Rest of World	339,153	259,774	242,956

Total	2,274,038	1,741,693	1,576,037

25.2  Staff costs

          The average monthly number of employees (including Executive Directors) was:

	2018 Number	2017 Number	2016 Number

Directors	9	9	9
Senior Managers	315	274	258
Employees	4,156	3,735	3,760

Total	4,480	4,018	4,027

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

25. Income and expenses (Continued)

          Staff costs are comprised of the following for the years ended December 31:

	2018 US$'000	2017 US$'000	2016 US$'000

Wages, salaries and similar expenses	265,405	222,733	212,098
Pension plan contributions	12,136	13,631	10,647
Employee benefit costs	63,523	65,599	73,654

Total	341,064	301,963	296,399

25.3  Depreciation and amortization charges, operating allowances and write-downs

          Depreciation and amortization charges, operating allowances and write-downs are comprised of the following for the years ended December 31:

	2018 US$'000	2017 US$'000	2016 US$'000

Amortization of intangible assets (Note 8)	9,312	8,440	12,649
Depreciation of property, plant and equipment (Note 9)	109,832	94,051	105,695
Other write-downs and reversals	(7)	2,038	7,333

Total	119,137	104,529	125,677

          Included within other write-downs and reversals for the years ended December 31, 2017 and 2016 are amounts of $1,784 thousand and $7,578 thousand, respectively, relating to the change in impairment losses on uncollectible trade receivables.

25.4  Finance income and finance costs

          Finance income is comprised of the following for the year ended December 31:

	2018 US$'000	2017 US$'000	2016 US$'000

Finance income of related parties (Note 23)	72	224	74
Other finance income	5,302	3,484	1,462

Total	5,374	3,708	1,536

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

25. Income and expenses (Continued)

          Finance costs are comprised of the following for the year ended December 31:

	2018 US$'000	2017 US$'000	2016 US$'000

Interest on debt instruments	34,188	28,961	—
Interest on loans and credit facilities	8,249	15,834	18,630
Interest on note and bill discounting	205	7,403	1,503
Interest on interest rate swaps	1,710	2,689	2,525
Interest on finance leases	2,974	2,917	3,186
Trade receivables securitization expense (Note 10)	12,097	7,256	—
Other finance costs	2,599	352	4,407

Total	62,022	65,412	30,251

25.5  Impairment losses and net loss (gain) due to changes in the value of assets

          Impairment losses and net loss (gain) due to changes in the value of assets are comprised of the following for the years ended December 31:

	2018 US$'000	2017 US$'000	2016 US$'000

Impairment of goodwill (Note 7)	—	30,618	194,612
Impairment of intangible assets (Note 8)	16,073	443	230
Impairment of property, plant and equipment (Note 9)	42,846	(104)	67,624
Impairment of non-current financial assets (Note 10)	—	—	5,623

Impairment losses	58,919	30,957	268,089

(Increase) decrease in fair value of biological assets (Note 28)	7,615	(7,504)	(1,891)
Other (gain) loss	8	—	—

Net (gain) loss due to changes in the value of assets	7,623	(7,504)	(1,891)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

25. Income and expenses (Continued)

25.6  Loss (gain) on disposal of non-current assets

          Loss (gain) on disposal of non-current assets is comprised of the following for the years ended December 31:

	2018 US$'000	2017 US$'000	2016 US$'000

Loss on disposal of intangible assets	—	503	—
Gain on disposal of property, plant and equipment	(2,950)	(1,779)	(468)
Loss on disposal of property, plant and equipment	162	3,733	—
(Gain) loss on disposal of other non-current assets	(29)	1,859	128
Gain on disposal of subsidiary	(11,747)	—	—

Total	(14,564)	4,316	(340)

          On December 31, 2018, the Company completed the sale of its majority interest in its Spanish subsidiary Hidro Nitro Española S.A. to an entity sponsored by a Spanish renewable energies fund. The Company received net cash proceeds of $20,533 thousand and recognized a gain on disposal of $11,747 thousand.

25.7  Auditor's remuneration

          The total remuneration of the Company's auditor, Deloitte, and other member firms of Deloitte, for services provided to the Company during the year is set out below:

	2018 US$'000	2017 US$'000	2016 US$'000

Audit of the parent company and consolidated financial statements	5,225	4,556	4,459
Audit of the financial statements of the Company's subsidiaries	455	298	171

Audit fees	5,680	4,854	4,630
Audit-related fees	347	507	114
Fees payable to other auditors	—	—	225
Tax fees	84	91	284
Other fees	—	—	17

Non-audit fees	431	598	640

Total fees	6,111	5,452	5,270

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

26. Remuneration of key management personnel

          The remuneration of the key management personnel, which comprises the Company's management committee, during the years ended December 31 is as follows:

	2018 US$'000	2017 US$'000	2016 US$'000

Fixed remuneration	6,068	5,625	5,611
Variable remuneration	—	3,710	4,007
Contributions to pension plans and insurance policies	379	215	285
Share-based compensation	1,777	1,738	—
Termination benefits	2,284	—	22,672
Other remuneration	23	17	177

Total	10,531	11,305	32,752

          During the year ended December 31, 2016, severance benefits were accrued in the amount of $22,672 thousand, related to the resignation of the former Company's Executive Chairman.

          During 2018, 2017 and 2016, no loans and advances have been granted to key management personnel.

          Details of remuneration, pension entitlement and incentive arrangements for each director are set out in the Annual Report on Remuneration presented in this annual report and accounts.

27. Financial risk management

          Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

          The Company's management model aims to minimize the potential adverse impact of such risks upon the Company's financial performance. Risk is managed by the Company's executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company's operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

          The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a)      Market risk

          Market risk is the risk that the Company's future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

the Company is exposed comprise foreign currency risk, interest rate risk and risks related to prices of finished goods, raw materials and power.

Foreign currency risk

          Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in US dollars and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. At December 31, 2018, and December 31, 2017, the Company was not party to any foreign currency forward contracts.

          In February 2017, the Company completed a restructuring of its finances which included the issue of $350,000 thousand of senior notes due 2022 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in US dollars, whereas its operations principally generate a combination of US dollar and Euro cash flows. Following approval by the Board, the Company entered into a cross currency interest rate swap to exchange 55% of the principal and interest payments in US dollars for principal and interest payments in Euros (see Note 19). The Company has designated a proportion of the cross currency swap as a cash flow hedge (see Note 19), with the remainder accounted for at fair value through profit or loss.

Interest rate risk

          Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and obligations under finance leases related to hydroelectrical installations (see Note 17).

          During the year ended December 31, 2018 and 2017, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities. At December 31, 2018, the Company had drawn down $135,919 thousand under its credit facilities (2017: nil).

          Prior to the Business Combination, the Company entered into interest rate swaps to fix the interest payable in respect of its obligations under finance leases until 2022. Details of the interest rate derivative financial instruments at December 31, 2017 and 2016 are included in Note 19 to these consolidated financial statements.

b)      Credit risk

          Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company's main credit risk exposure related to financial

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

assets is set out in Note 10 and includes trade receivables, other receivables and other financial assets.

          Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

          Since August 2017, the Company has sold substantially all of the trade receivables generated by its subsidiaries in the United States, Canada, Spain and France to an accounts receivable securitization program (see Note 10). This has enabled it to monetize these assets earlier than it did previously and significantly reduce working capital.

c)      Liquidity risk

          The purpose of the Company's liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. The Company's main sources of financing are as follows:

  •
  $350,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). The proceeds from the Notes, issued by Ferroglobe and Globe (together, the "Issuers") on February 15, 2017, were primarily used to repay certain existing indebtedness of the Parent Company and its subsidiaries. Interest is payable semi-annually on March 1 and September 1 of each year. If Ferroglobe experiences a change of control, the Company is required to offer to redeem the Notes at 101% of their principal amount (further information below).

  •
  $200,000 thousand Revolving Credit Facility. Loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed until the maturity of the facility in February 2021. Borrowings are available to be used to provide for the working capital and general corporate requirements of the Parent Company and its subsidiaries (including permitted acquisitions and permitted capital expenditures). At December 31, 2018 $139,325 thousand was utilized, including letters of credit (2017: nil) (see Note 30).

  •
  Hydroelectric finance lease. In May 2012, the Company entered into a sale and leaseback agreement with respect to certain hydroelectric assets in Spain. The lease payments are due in 120 installments from May 2012 to maturity in May 2022 (see Note 17).

          The Indenture governing the Company's Notes includes change of control provisions that would require the Company to offer to redeem the outstanding Notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest in the

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

event of a change of control. A change in control is defined in the Indenture as the occurrence of any of the following:

  1.
  If the Company becomes aware, that any person or group, other than one of the Permitted Holders (which is defined as Grupo Villar Mir (GVM), Alan Kestenbaum or members of senior management) or affiliates of those Permitted Holders, directly or indirectly controls 35% or more of the Company's voting stock and the aggregate voting stock of the Permitted Holders is the same or a lesser percentage;

  2.
  If the Company sells or otherwise disposes of all or substantially all of its assets;

  3.
  If the Company ceases to hold directly or indirectly 100% of the capital stock of Globe; or

  4.
  If the shareholders or the Company or the U.S. subsidiary approve the liquidation or dissolution of either the Company or Globe.

          GVM currently owns approximately 54% of the Company's voting stock and it is the Company's understanding that a significant majority of GVM's shares in the Company are pledged as collateral for GVM's obligations to certain of its lenders ("GVM Lenders"). An enforcement by the GVM Lenders of their security over GVM's shares will not automatically give rise to a change of control. There are contractual provisions in place that limit the likelihood of a change of control arising as a result of any such enforcement. These include a limitation on the number of shares that a GVM Lender is entitled to hold (individually or as a part of a group) to no more than 19% of the Company's outstanding shares and a prohibition on the sale of shares by or on behalf of the GVM Lenders to any purchaser other than one who is believed to be a passive investor who would, following the acquisition, own no more than 15% of the Company's outstanding share capital.

          A change of control may occur if a person other than a Permitted Holder were to acquire 35% or more of the Company's outstanding shares at a time when the Permitted Holders held an equal or lesser percentage. So long as GVM maintains its current shareholding, that cannot occur. The position would be less clear following an enforcement and sale of shares by the GVM Lenders to a number of purchasers (per the terms above), as the contractual restrictions on share holdings then may cease to apply. Even so, building a significant stake in the Company would impose disclosure obligations on such a purchaser and is unlikely to occur on an unforeseen or precipitate basis.

          Based on our review of the provisions cited above, the Company has concluded that a change of control as defined in the Indenture is unlikely to occur and, accordingly, that the requirement to offer to redeem the Notes at the above-referenced premium is unlikely. Even if such unlikely developments were to occur, the Company believes it would have access to the credit markets and could utilize other cash generating initiatives, such as permitted divestitures of non-core assets, in order to meet its obligation to offer to redeem the Notes and fulfill such redemption on a timely basis.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

          Further, on February 22, 2019, the Company amended its Revolving Credit Facility to afford the Company additional flexibility under its financial maintenance covenants during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020.

          The Company is committed to continuing to enhance its liquidity and capital structure and is looking at alternative financing arrangements and further non-core asset divestitures.

Quantitative information

i. Interest rate risk:

          At December 31, the Company's interest-bearing financial liabilities were as follows:

	2018

	Fixed rate US$'000	Floating rate US$'000	Total US$'000

Bank borrowings	—	141,012	141,012
Obligations under finance leases	—	66,471	66,471
Debt instruments	352,595	—	352,595
Other financial liabilities(*)	61,849	—	61,849

	414,444	207,483	621,927

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

	2017

	Fixed rate US$'000	Floating rate US$'000	Total US$'000

Bank borrowings	—	1,003	1,003
Obligations under finance leases	—	82,633	82,633
Debt instruments	350,270	—	350,270
Other financial liabilities(*)	86,238	13,153	99,391

	436,508	96,789	533,297

(*)
Other financial liabilities comprise loans from government agencies and exclude derivative financial instruments (see Note 19).

          In respect of the above financial liabilities, at December 31, 2018, the Company had floating to fixed interest rate swaps in place covering 31% of its exposure to floating interest rates (2017: 83%).

Analysis of sensitivity to interest rates

          At December 31, 2018, an increase of 1% in interest rates would have given rise to additional borrowing costs of $1,425 thousand (2017: $161 thousand).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

ii. Foreign currency risk:

Notes and cross currency swap

          The Parent Company is exposed to exchange rate fluctuations as it has a Euro functional currency and future commitments to pay interest and principal in US dollars in respect of its outstanding debt instruments of $150,000 thousand (see Note 18). To manage this foreign currency risk, the Parent Company has entered into a cross currency swap and designated a portion of this as an effective cash flow hedge of the future interest and principal amounts due on its debt instruments. As discussed in Note 19, the notional amount of the cross currency swap exceeds the principal amount of the Parent Company's debt instruments by $42,500 thousand and therefore a portion of the cross currency swap is not designated as a hedge and is accounted for at fair value through profit or loss. The Company has performed a sensitivity analysis that indicates that if the Euro was to strengthen (weaken) against the US Dollar by 10% it would record a loss (gain) of $4,615 thousand in respect of the portion of the cross currency swap accounted for at fair value through profit or loss (2017: $5,831 thousand).

Foreign currency swaps in relation to trade receivables and trade payables

          At December 31, 2018 and 2017, the Company has no foreign currency swaps in place in respect of foreign currency accounts receivable and accounts payable.

iii. Liquidity risk:

          The table below summarizes the maturity profile of the Company's financial liabilities at December 31, 2017, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The cash flows for debt instruments assume that principal of the Notes is repaid at maturity in March 2022 (see Note 18).

	2018

	Less than 1 year US$'000	Between 1 - 2 years US$'000	Between 2 - 5 years US$'000	After 5 years US$'000	Total US$'000

Bank borrowings	8,191	—	132,821	—	141,012
Finance leases	12,999	13,817	39,655	—	66,471
Debt instruments	32,813	32,813	399,219	—	464,845
Financial loans from government agencies	58,758	6,996	1,822	507	68,083
Derivative financial instruments	(491)	(939)	7,559	—	6,129
Payables to related parties	11,128	—	—	—	11,128
Payable to non-current asset suppliers	11,648	99	—	—	11,747
Contingent consideration	3,103	6,193	18,530	12,758	40,584
Trade and other payables	256,823	—	—	—	256,823

	394,972	58,979	599,606	13,265	1,066,822

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

	2017

	Less than 1 year US$'000	Between 1 - 2 years US$'000	Between 2 - 5 years US$'000	After 5 years US$'000	Total US$'000

Bank borrowings	1,003	—	—	—	1,003
Finance leases	15,379	15,504	58,225	—	89,108
Debt instruments	32,813	32,813	432,031	—	497,656
Financial loans from government agencies	88,127	2,362	2,349	1,056	93,894
Derivative financial instruments	595	203	18,108	—	18,906
Payables to related parties	12,973	—	—	—	12,973
Payable to non-current asset suppliers	5,411	—	—	—	5,411
Trade and other payables	192,859	—	—	—	192,859

	349,160	50,882	510,713	1,056	911,810

          The amounts disclosed in the table above for derivative financial instruments are the net undiscounted cash flows. The following table shows the gross inflows and outflows and the corresponding reconciliation of those amounts to the net carrying value of the derivatives.

	2018

	Less than 1 year US$'000	Between 1 - 2 years US$'000	Between 2 - 5 years US$'000	After 5 years US$'000	Total US$'000

Inflows	18,047	18,047	219,570		255,664
Outflows	(17,556)	(17,108)	(227,129)		(261,793)

Net cash flow	491	939	(7,559)	—	(6,129)

Discounted at the applicable interbank rates	82	52	(23,597)	—	(23,463)

	2017

	Less than 1 year US$'000	Between 1 - 2 years US$'000	Between 2 - 5 years US$'000	After 5 years US$'000	Total US$'000

Inflows	18,198	17,996	237,526	—	273,720
Outflows	(18,793)	(18,199)	(255,634)	—	(292,626)

Net cash flow	(595)	(203)	(18,108)	—	(18,906)

Discounted at the applicable interbank rates	(995)	(985)	(36,060)	—	(38,040)

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

27. Financial risk management (Continued)

Changes in liabilities arising from financing activities

          The changes in liabilities arising from financing activities during the year ended December 31, 2018 and 2017 were as follows:

	January 1, 2018 US$'000	Reclassification of business held for sale(*) US$'000	Changes from financing cash flows US$'000	Effect of changes in foreign exchange rates US$'000	Changes in fair values US$'000	Other changes US$'000	December 31, 2018 US$'000

Bank borrowings	1,003	—	140,781	(772)	—	—	141,012
Obligations under finance leases	82,633	—	(12,948)	(3,214)	—	—	66,471
Debt instruments	350,270	—	—	—	—	2,324	352,594
Financial loans from government agencies (Note 19)	99,391	—	(33,096)	(4,446)	—	—	61,849
Derivative financial instruments (Note 19)	38,040	—	—	(1,677)	(12,841)	(59)	23,463

Total liabilities from financing activities	571,337	—	94,737	(10,109)	(12,841)	2,265	645,389
Dividends paid			(20,642)
Proceeds from stock option exercises			240
Other amounts paid due to financing activities			(932)
Payments to acquire or redeem own shares			(20,100)

Net cash provided by financing activities			53,303

	January 1, 2017 US$'000	Reclassification of business held for sale(*) US$'000	Changes from financing cash flows US$'000	Effect of changes in foreign exchange rates US$'000	Changes in fair values US$'000	Other changes US$'000	December 31, 2017 US$'000

Bank borrowings	421,291	—	(426,641)	1,916	—	4,437	1,003
Obligations under finance leases	5,237	81,383	(14,610)	10,623	—	—	82,633
Debt instruments	—	—	337,383	—	—	12,887	350,270
Financial loans from government agencies (Note 19)	87,360	—	—	12,031	—	—	99,391
Derivative financial instruments (Note 19)	699	5,576	—	1,971	31,614	(1,820)	38,040

Total liabilities from financing activities	514,587	86,959	(103,868)	26,541	31,614	15,504	571,337
Proceeds from stock option exercises			180
Other amounts paid due to financing activities			(9,709)

Net cash (used) by financing activities			(113,397)

(1)
(*) Liabilities associated with the Spanish energy business were separately presented in the consolidated statement of financial position at December 31, 2016, as part of a disposal group held for sale. The business ceased to be classified as held for sale during the year ended December 31, 2017 (see Note 29).

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

28. Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

          The following table provides the fair value measurement hierarchy of the Company's assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2018

	Total US$'000	Quoted prices in active markets (Level 1) US$'000	Significant observable inputs (Level 2) US$'000	Significant unobservable inputs (Level 3) US$'000

Other assets (Note 12):
Biological assets	7,790	—	—	7,790
Other financial assets (Note 10):
Debt investments	67,079	—	—	67,079
Listed equity securities	2,523	2,523	—	—
Other financial liabilities (Note 19):
Derivative financial instruments — cross currency swap	(20,384)	—	(20,384)	—
Derivative financial instruments — interest rate swaps	(3,079)	—	(3,079)	—
Other liabilities (Note 21)
Contingent consideration in a business combinations	(26,222)	—	—	(26,222)

	December 31, 2017

	Total US$'000	Quoted prices in active markets (Level 1) US$'000	Significant observable inputs (Level 2) US$'000	Significant unobservable inputs (Level 3) US$'000

Other assets (Note 12):
Biological assets	27,279	—	—	27,279
Other financial assets (Note 10):
Other	82,638	—	—	82,638
Other financial liabilities (Note 19):
Derivative financial instruments — cross currency swap	(33,648)	—	(33,648)	—
Derivative financial instruments — interest rate swaps	(4,392)	—	(4,392)	—

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

28. Fair value measurement (Continued)

Cross currency swap

          The cross currency swap is valued using a discounted cash flow technique. The valuation model incorporates foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies and forward interest rates. The valuation also incorporates a credit risk adjustment, calculated based on credit spreads derived from current credit default swap prices (see Note 19).

          The fair value of the swap at December 31, 2018 was a liability of $20,384 thousand, which is categorized as a level 2 measurement in the fair value hierarchy as it is based on valuation techniques for which the inputs are directly or indirectly observable. The fair value is calculated as the present value of the estimated future cash flows and is subject to a credit risk adjustment that reflect the credit risk of the Company; this is calculated based on credit spreads derived from current credit default swap prices.

Interest rate swaps

          Interest rate swaps are valued using a discounted cash flow technique. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of the reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.

Biological assets

          Biological assets comprise timber farms in South Africa, which are a source of raw materials used for the production of silicon metal. The timber farms plantations are measured at fair value less the incremental costs to be incurred until the related products are at the point of sale. The changes in the fair value of this asset are recognized in the income statement in the line "net gain (loss) due to changes in the value of assets" (see Note 25.5).

          During the year ended December 31, 2018, the Company divested of certain timber farm plantations and associated property, plant and equipment, which resulted in proceeds of $12,734 thousand.

          The fair value of the remaining timber farm plantations at December 31, 2018 is based on indicative offers received. In the prior year, the fair value of the biological assets was based on a valuation model for which the key assumptions were as follows:

  •
  the arm's length price (market price) used by the market for wood of varying ages;

  •
  the wood pulp industry Mean Annual Increment (MAI) index of 15 for gum and 10.5 for pine is used to determine the annual growth rate of the plantations; and

  •
  the density index used to convert cubic meters of wood to metric tons is 0.94 for pine and 1 for wood pulp.

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

28. Fair value measurement (Continued)

          The changes in fair value of biological assets classified at level 3 in the hierarchy were as follows:

Level 3 US$'000

January 1, 2017	17,365

Gain recognised in profit or loss (Note 25.5)	7,504
Translation differences	2,410
December 31, 2017	27,279

Loss recognised in profit or loss (Note 25.5)	(7,615)
Disposal of biological assets	(12,168)
Translation differences	294

December 31, 2018	7,790

29. Non-current assets held for sale

          On December 12, 2016, the Company entered into a sale agreement to dispose of its Spanish energy business. The assets and associated liabilities of this business were classified as held for sale in the balance sheet at December 31, 2016. Subsequently, in July 2017, the Company announced that it did not receive the required regulatory approvals to divest of its Spanish energy business and although it will continue to explore all options to capture the full value of these assets, completion of the previously announced sale is no longer considered to be highly probable. Accordingly, the Company in the second quarter of 2017 ceased to classify the assets and liabilities of the business as held for sale.

          In accordance with IFRS 5, the Company ceased to recognize depreciation expense in relation to its Spanish energy business while it was classified as held for sale. When the business ceased to be classified as held for sale, the Company recorded an adjustment of $2,608 thousand to the carrying amount of its assets, equivalent to the depreciation that would have been charged if the business had not been classified as held for sale. This loss is charged in the income statement for the year ended December 31, 2017, within the line item "other loss".

30. Events after the reporting period

Amendment to revolving credit facility

          On February 22, 2019, Ferroglobe obtained the consent of its lenders for an amendment to its Revolving Credit Facility that affords the Company additional flexibility under its financial maintenance covenants. The amendment suspends the existing covenant to maintain a maximum total net leverage ratio during an interim period beginning with the first quarter of 2019 and continuing through the first quarter of 2020, and provides a new covenant to maintain a maximum secured net leverage ratio and a new covenant to maintain a minimum cash liquidity level which is the greater of $150,000 thousand or the Revolving Facility Usage, as defined, in the Revolving

Ferroglobe PLC and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2017, and 2016

30. Events after the reporting period (Continued)

Credit Facility Agreement. The new covenants will be in effect only during the interim period, after which the existing covenant to maintain a maximum total net leverage ratio will be reinstated. The amendment also reduced the aggregate commitments under the Revolving Credit Facility from $250,000 thousand to $200,000 thousand.

          On 2 June 2019 the Company entered into an agreement with Kehlen Industries Management, S.L., a wholly-owned subsidiary of TSSP Adjacent Opportunities Partners, L.P., for the sale of the entire share capital of FerroAtlántica, S.A.U ("FAT"), the owner and operator of the Group's hydropower assets in Galicia and its smelting facility at CEE Dumbria, for consideration of circa €170m (subject to adjustment) payable on closing. Completion of the divestiture is conditional on competition clearance from the Spanish anti-trust authorities and administrative authorization of the regional government to early termination of the finance lease of the hydro plants, among other things, and is expected to take place in the third quarter of 2019. Under the terms of the transaction, the Group will become exclusive off-taker of finished products produced at the smelting plant at Cee Dumbria and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060. All assets of FAT unrelated to the hydro assets or the smelting facility will be transferred out of FAT to other subsidiaries in the Group prior to completion.

PARENT COMPANY BALANCE SHEET

AS OF DECEMBER 31, 2018 AND 2017

	Notes	2018 US$'000	2017 US$'000

ASSETS
Non-current assets
Investment in subsidiaries	3	1,068,283	1,118,945
Trade and other receivables	4	265,801	279,058

Total non-current assets		1,334,084	1,398,003
Current assets
Trade and other receivables	4	98,201	29,425
Other current assets		376	469
Cash and cash equivalents		2,013	1,848

Total current assets		100,590	31,742

Total assets		1,434,674	1,429,745

EQUITY AND LIABILITIES
Equity
Share capital		1,784	1,796
Other reserves		(286,906)	(277,332)
Translation differences		59,023	109,630
Valuation adjustments		(8,567)	(10,596)
Retained earnings		1,274,853	1,325,262

Total equity	7	1,040,187	1,148,760
Net current assets (liabilities)		5,733	(70,167)
Total assets less current liabilities		1,339,817	1,327,836
Non-current liabilities
Debt instruments	8	146,425	145,428
Bank borrowings	6	132,821	—
Other financial liabilities	9	20,384	33,648

Total non-current liabilities		299,630	179,076
Current liabilities
Bank borrowings	6	493	—
Debt instruments	8	4,687	4,687
Trade and other payables	5	88,924	91,468
Other current liabilities		753	5,754

Total current liabilities		94,857	101,909

Total equity and liabilities		1,434,674	1,429,745

          Notes 1 to 9 are an integral part of these financial statements.

          The Company reported a loss for the financial year ended December 31, 2018 of $21,611 thousand (2017: profit of $138,180 thousand).

          The financial statements of Ferroglobe PLC with registration number 09425113 were approved by the Board and authorized for issue on 3 June, 2019.

Signed on behalf of the Board.

Pedro Larrea Paguaga
Director

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY FOR 2018 AND 2017

	Equity attributable to equity holders of the Company
	Share capital US$'000	Other reserves US$'000	Translation differences US$'000	Valuation adjustments US$'000	Retained earnings US$'000	Total US$'000

Balance at December 31, 2016	1,795	(279,917)	4,396	—	1,187,082	913,356
Comprehensive income (loss) for 2016	—	—	105,234	(10,596)	138,180	232,818
Issue of share capital	1	180	—	—	—	181
Share-based compensation	—	2,405	—	—	—	2,405

Balance at December 31, 2017	1,796	(277,332)	109,630	(10,596)	1,325,262	1,148,760
Comprehensive income (loss) for 2017	—	—	(50,607)	2,029	(21,611)	(70,189)
Issue of share capital	—	240	—	—	—	240
Cash settlement of equity awards	—	(680)	—	—	—	(680)
Share-based compensation	—	2,798	—	—	—	2,798
Dividends paid	—	—	—	—	(20,642)	(20,642)
Own shares acquired	(12)	(11,932)	—	—	(8,156)	(20,100)

Balance at December 31, 2018	1,784	(286,906)	59,023	(8,567)	1,274,853	1,040,187

Notes to the Parent Company Financial Statements

For the years ended December 31, 2018, 2017

1. Significant accounting policies

          The separate financial statements of the Company are presented as required by the Companies Act 2006. The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (the "FRC"). In the year ended December 31, 2018 the Company has continued to adopt FRS 101 as issued by the FRC. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the FRC incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016.

          As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, certain related party transactions and the requirements of paragraphs 30 and 31 of IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors' in relation to standards not yet effective.

          Where required, equivalent disclosures are given in the consolidated financial statements

          The financial statements have been prepared on the historical cost basis except for the remeasurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in Notes 3 and 4 to the consolidated financial statements except as noted below.

Investment in subsidiaries and impairment

          Investments in subsidiaries are stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss and if any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

          Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

          Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years a reversal of an impairment loss is recognized immediately in profit or loss.

Impact of new International Financial Reporting Standards

          The Company adopted two new accounting standards issued by the IASB with effect from 1 January 2018, IFRS 9 'Financial instruments' and IFRS 15 'Revenue from contracts with

Notes to the Parent Company Financial Statements (Continued)

For the years ended December 31, 2018, 2017

1. Significant accounting policies (Continued)

customers'. There are no other new or amended standards or interpretations adopted during the year that have a significant impact on the financial statements.

          IFRS 9 'Financial Instruments'

          IFRS 9 'Financial Instruments' was issued in July 2014 and replaced IAS 39 'Financial Instruments: Recognition and Measurement.' The company adopted IFRS 9 and the related consequential amendments to other IFRSs in the financial reporting period commencing 1 January 2018. The Company has applied the new standard in accordance with the transition provisions of IFRS 9. Comparatives have not been restated and there were no material adjustments on transition reported in opening retained earnings at 1 January 2018.

          The Company's revised accounting policies in relation to financial instruments are provided above.

          IFRS 15 'Revenue from Contracts with Customers'

          IFRS 15 'Revenue from Contracts with Customers' was issued in May 2014 and replaced IAS 18 'Revenue' and certain other standards and interpretations. IFRS 15 provides a single model for accounting for revenue arising from contracts with customers, focusing on the identification and satisfaction of performance obligations. The Company adopted IFRS 15 from 1 January 2018 and applied the 'modified retrospective' transition approach to implementation. The Company identified no changes in accounting as a result of implementing IFRS 15.

2. Profit (loss) for the year

          As permitted by s408 of the Companies Act 2006 the Company has elected not to present its own profit and loss account or statement of other comprehensive income for the year. The profit (loss) attributable to the Company is disclosed directly beneath the Company's balance sheet.

          The auditor's remuneration for audit and other services is disclosed in note 25.7 to the consolidated financial statements.

3. Investment in subsidiaries

	2018 US$'000	2017 US$'000

Opening balance	1,118,945	1,018,461
Translation differences	(50,662)	100,484

Closing balance	1,068,283	1,118,945

          The Company's investments at the balance sheet date in the share capital of its subsidiaries include the following:

Company	Country	Ownership	Currency	Purpose

Grupo FerroAtlántica, S.A.U.	Spain	100%	EUR	Electrometallurgy and Energy
Globe Specialty Metals, Inc.	United States of America	100%	USD	Electrometallurgy

Notes to the Parent Company Financial Statements (Continued)

For the years ended December 31, 2018, 2017

3. Investment in subsidiaries (Continued)

          The Directors believe that the carrying value of the investments is supported by their underlying net assets or expected cash generation.

          The following are the principal subsidiaries of the Company:

Name	Country of incorporation	Nature of the business

FerroAtlántica, S.A.U	Spain(1)	Electrometallurgy and Energy
Grupo FerroAtlántica, S.A.U.	Spain(1)	Electrometallurgy
FerroPem, S.A.S.	France(2)	Electrometallurgy
Silicon Smelters (Pty.), Ltd.	South Africa(3)	Electrometallurgy
Globe Metallurgical, Inc.	United States of America(4)	Electrometallurgy
WVA Manufacturing, LLC	United States of America(5)	Electrometallurgy
Quebec Silicon LP	Canada(6)	Electrometallurgy
Globe Metales, S.A.	Argentina(7)	Electrometallurgy
Ferroglobe Mangan Norge AS	Norway(8)	Electrometallurgy
Ferroglobe Manganese France SAS	France(9)	Electrometallurgy
Ferroatlántica del Cinca, S.L.	Spain(1)	Electrometallurgy

Registered Offices:

(1)
Pº Castellana, Nº 259-D Planta 49ª, 28046, Madrid, Spain

(2)
517, Av. de la Boisse., Chambery, France

(3)
Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa

(4)
1595 Sparling Road, Waterford OH 45786, United States

(5)
Route 60 East, Alloy WV 25002, United States

(6)
6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada

(7)
Pico 1641 — Floor 8th — Rooms A and C, Buenos Aires, Argentina

(8)
Mo Industripark, 8624 Mo-i-Rana, Norway

(9)
Route De L'Ecluse , de Mardyck, 59792, Grande Synthe, France

          The investments in subsidiaries are all stated at cost less provision for impairments.

          Further information about subsidiaries, including disclosures about non-controlling interests, is provided in Note 2 to the consolidated financial statements.

Notes to the Parent Company Financial Statements (Continued)

For the years ended December 31, 2018, 2017

4. Trade and other receivables

	2018			2017

	Non-current US$'000	Current US$'000	Total US$'000	Non-current US$'000	Current US$'000	Total US$'000

Amounts receivable from related parties	265,801	97,842	363,643	279,058	27,923	306,981
VAT recoverable	—	344	344	—	1,502	1,502
Other receivables	—	15	15	—	—	—

Total	265,801	98,201	364,002	279,058	29,425	308,483

          Current amounts receivable from related parties comprise $97,763 thousand receivable from subsidiaries (2017: $27,840 thousand) and $79 thousand receivable from entities under common control (2017: $83 thousand).

          Non-current amounts receivable from related parties comprise loans receivable from subsidiaries. The loans are interest bearing and mature on March 1, 2022.

5. Trade and other payables

	2018 US$'000	2017 US$'000

Amounts payable to related parties	84,479	87,794
Trade payables	4,445	3,674

Total	88,924	91,468

          Amounts payable to related parties comprise $84,434 thousand payable to subsidiaries (2017: $87,760 thousand) and $45 thousand payable to entities under common control (2017: $34 thousand). Amounts payable to subsidiaries include loans of $53,985 thousand that bear interest at a rate of either EURIBOR or LIBOR plus 2.5% and that are repayable with 90 days' notice (2017: $49,460 thousand).

          The Company guarantees the debts and liabilities of certain of its UK subsidiaries at the balance sheet date in accordance with section 479C of the Companies Act 2006. The Company has assessed the probability of loss under these guarantees as remote.

Notes to the Parent Company Financial Statements (Continued)

For the years ended December 31, 2018, 2017

6. Bank borrowings

          Credit facilities comprise the following at December 31:

	2018 US$'000	2017 US$'000

Secured loans carried at amortised cost
Principal amount	135,919	—
Unamortised issuance costs	(3,098)	—
Accrued interest	493	—

Total	133,314	—

Amount due for settlement within 12 months	493	—
Amount due for settlement after 12 months	132,821	—

Total	133,314	—

          On February 27, 2018, Ferroglobe entered into a revolving credit facility that provided for borrowings up to an aggregate principal amount of $250,000 thousand (the "Revolving Credit Facility"). The Revolving Credit Facility was amended on February 22, 2019, which included a reduction in the size of the facility from $250,000 thousand to $200,000 thousand (see Note 30 of the consolidated financial statements). In addition to loans in US dollars, multicurrency borrowings under the Revolving Credit Facility are available in Euros, Pound Sterling and any other currency approved by the administrative agent and lenders. Subject to certain exceptions, loans under the Revolving Credit Facility may be borrowed, repaid and reborrowed at any time until the facility's expiration date in February 27, 2021.

Interest Rates

          At the Company's option, loans under the Revolving Credit Facility bear interest based on the Base Rate or the Euro-Rate (each as defined below), plus an applicable margin. The applicable margin varies based on financial ratios, and is currently 2.25% for Base Rate loans or 3.25% for Euro-Rate loans. The average interest rate during the twelve months ended December 31, 2018 was 5.2%.

          Base Rate shall mean, for any day, a fluctuating per annum rate of interest equal to the highest of (a) the Fed Overnight Bank Funding Rate, plus fifty basis points (0.50%), (b) the Prime Rate, and (c) the Daily LIBOR Rate, plus 100 basis points (1.00%). Any change in the Base Rate (or any component thereof) shall take effect at the opening of business on the day such change occurs. Notwithstanding the foregoing, if the Base Rate as determined in the manner provided for above would be less than zero percent (0.00%) per annum, such rate shall be deemed to be zero percent (0.00%) per annum for purposes of the Revolving Credit Facility Agreement.

          Euro-Rate shall mean the following: (a) with respect to the U.S. Dollar Loans comprising any Borrowing Tranche to which the Euro-Rate Option applies for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate at which U.S. Dollar deposits are offered by leading banks in the London interbank deposit market; (b) with respect to Optional Currency Loans in Euros or British Pounds Sterling comprising any Borrowing Tranche for any Interest Period, the interest rate per annum determined by the Administrative Agent as the rate at which such currencies are offered by leading banks in the London interbank deposit market.

Notes to the Parent Company Financial Statements (Continued)

For the years ended December 31, 2018, 2017

6. Bank borrowings (Continued)

Guarantees and security

          The obligations of Ferroglobe PLC (Borrower) under the Revolving Credit Facility, are guaranteed by certain of its subsidiaries (the Guarantors). The obligations of the Borrower and the Guarantors (together, the Loan Parties), together with each secured bank product accepted or executed by a Loan Party, are or will be secured by particular security interests in certain equity interests of subsidiaries of the Loan Parties and certain assets of the Loan Parties.

Covenants

          In addition to certain affirmative and negative covenants, the Revolving Credit Facility contains certain maintenance financial covenants, including a maximum net total leverage ratio and a minimum interest coverage ratio. The Company was in compliance with all covenants as of December 31, 2018. Subsequent to December 31, 2018 the Company entered in to an amendment to the Revolving Credit facility that modified the financial maintenance covenants for an interim period (see Note 30 of the consolidated financial statements).

7. Equity

          Other reserves comprise the share premium account, a share-based compensation reserve, share issuance costs and a non-distributable merger reserve.

          Further details on the Company's share capital, dividends and share repurchase program are provided in Note 13 to the consolidated financial statements.

8. Debt instruments

          Debt instruments comprise the following at December 31:

	2018 US$'000	2017 US$'000

Unsecured notes carried at amortised cost
Principal amount	150,000	150,000
Unamortised issuance costs	(3,575)	(4,572)
Accrued coupon interest	4,687	4,687

Total	151,112	150,115

Amount due for settlement within 12 months	4,687	4,687
Amount due for settlement after 12 months	146,425	145,428

Total	151,112	150,115

          On February 15, 2017, Ferroglobe issued $150,000 thousand aggregate principal amount of 9.375% Senior Notes due March 1, 2022 (the "Notes"). Issuance costs of $5,193 thousand were incurred. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year, commencing on September 1, 2017.

          At any time prior to March 1, 2019, the Company may redeem all or a portion of the Notes at a redemption price based on a "make-whole" premium. At any time on or after March 1, 2019, the

Notes to the Parent Company Financial Statements (Continued)

For the years ended December 31, 2018, 2017

8. Debt instruments (Continued)

Company may redeem all or a portion of the Notes at redemption prices varying based on the period during which the redemption occurs. In addition, at any time prior to March 1, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds from certain equity offerings at a redemption price of 109.375% of the principal amount of the Notes, plus accrued and unpaid interest.

          The Notes are senior unsecured obligations of the Issuers and are guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Notes are listed on the Irish Global Exchange Market. The associated indenture of the Notes contains certain negative covenants. Additionally, if the Issuers experience a change of control the indenture requires the Issuers to offer to redeem the Notes at 101% of their principal amount. At December 31, 2018, Grupo VM owned 53.9% of the Company's issued and outstanding shares and has pledged them to secure its obligations to certain banks (2017: 55%). The Company would experience a change in control and would be required to offer redemption of bonds in accordance with the indenture if Grupo VM defaults on the underlying loan.

          The fair value of the Notes, determined by reference to the closing market price on the last trading day of the year was $123,438 thousand as at December 31, 2018 (2017: $162,000).

9. Other financial liabilities

          Other financial liabilities comprise a derivative financial liability in respect of the Company's cross currency swap, for further details, refer to Notes 19, 27 and 28 in the consolidated financial statements.

Appendix 1 — Non-IFRS financial metrics (unaudited)

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, Working Capital, Free Cash Flow, Net Debt, Net Debt to total assets and Net Debt to Capital are non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company's current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Adjusted EBITDA

	2018 US$'000	2017 US$'000

Profit (loss) attributable to the parent	43,661	(678)
Loss attributable to non-controlling interest	(19,088)	(5,144)
Income tax (benefit) expense	24,235	(14,821)
Net finance expense	56,648	61,704
Financial derivatives loss	(2,838)	6,850
Exchange differences	14,136	(8,214)
Depreciation and amortization charges, operating allowances and write-downs	119,137	104,529

EBITDA	235,891	144,226
Non-controlling interest settlement	—	1,751
Power credit	—	(3,696)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	2,608
Accrual of contingent liabilities	—	12,444
Impairment loss	65,300	30,618
Business interruption	—	(1,980)
Revaluation of biological assets	7,615	(5,195)
Step-up valuation adjustment	—	3,757
Bargain purchase gain	(40,142)	—
Share-based compensation	(3,886)	—
Gain on sale of hydro plant assets	(11,747)	—

Adjusted EBITDA	253,031	184,533

Adjusted EBITDA Margin

	2018 US$'000	2017 US$'000

Adjusted EBITDA	253,031	184,533
Sales	2,274,038	1,741,693

Adjusted EBITDA Margin	11.1%	10.6%

Appendix 1 — Non-IFRS financial metrics (unaudited) (Continued)

Adjusted Net Profit

	2018 US$'000	2017 US$'000

Profit (loss) attributable to the parent	43,661	(678)
Tax rate adjustment	8,616	(8,215)
Non-controlling interest settlement	—	1,191
Power credit	—	(2,513)
Long lived asset charge due to reclassification of discontinued operations to continuing operations	—	1,773
Accrual of contingent liabilities	—	8,462
Impairment loss	44,404	20,820
Business interruption	—	(1,346)
Revaluation of biological assets	5,178	(3,533)
Step-up valuation adjustment	—	2,555
Bargain purchase gain	(27,297)	—
Share-based compensation	(2,642)	—
Gain on sale of hydro plant assets	(7,988)	—

Adjusted profit (loss) attributable to the parent	63,932	18,516

Working Capital

	2018 US$'000	2017 US$'000

Inventories	456,970	361,231
Trade and other receivables	155,996	111,463
Trade and other payables	(256,823)	(192,859)

Working Capital	356,143	279,835

Free Cash Flow

	2018 US$'000	2017 US$'000

Net cash provided by operating activities	73,777	150,375
Payments for property, plant and equipment	(106,136)	(74,616)

Free Cash Flow	(32,359)	75,759

Appendix 1 — Non-IFRS financial metrics (unaudited) (Continued)

Net Debt

	2018 US$'000	2017 US$'000

Bank borrowings	141,012	1,003
Debt instruments	352,594	350,270
Obligations under finance leases	66,471	82,633
Other financial liabilities	85,312	137,431
Cash and cash equivalents	(216,647)	(184,472)

Net Debt	428,742	386,865

Capital

	2018 US$'000	2017 US$'000

Net Debt	428,742	386,865
Equity	884,372	937,758

Capital	1,313,114	1,324,623